

eGain Communications Corp.

Annual Report 2007



eGain leads in interaction-centric customer service management software


Risky Bets
Contenders
Strong Performers
Leaders
Strong
eGain
KANA Software
RightNow
KNOVA
ATG
Talisma
Numara Software
FrontRange
Current offering
Market presence
Weak
Weak
Strategy
Strong

Source: The Forrester Wave: Customer Service Management Software, Q2 2007 for Interaction-Centric CSM Software

growth
strength
leadership

a tradition of innovation



2007 | First seamless integration of best-of-breed email and chat products with Cisco Unified Contact Center suites
2006 | Most comprehensive CIH platform
2005 | First encrypted mail solution based on industry standards
2004 | First comprehensive implementation of Customer Interaction Hub
2003 | First 100% J2EE solution suite for knowledge powered multichannel service
2001 | First integrated, best-in-class suite for self-service, email, and web collaboration
2000 | First intelligent conversational virtual agent
1998 | First hosted and 100% web-based enterprise software
1995 | First interactive self-service solution for guided problem resolution
1993 | Original patents in case based reasoning and KM technologies
Industry firsts
1993
2007

To Our Stockholders, Customers, Partners and Employees:

Fiscal year 2007 was a year of success for eGain. We believe we made considerable progress on many fronts during the year and we are confident that this progress will benefit eGain and all of its stakeholders in the future. We saw a continued shift to hosted business by our customers and saw a dramatic increase in our bookings. We developed a strong relationship with Cisco whereby we are working to embed our products into Cisco's market leading Contact Center Suite. Finally, we continued our product improvement and garnered more prestigious accolades in the year.

Shift in Business from License to Hosting and Increased Bookings

Fiscal year 2007 was an investment year for eGain and a large area of focus for us was in our sales group. In the year we expanded our sales and marketing efforts and, as a result, new license and hosting bookings in fiscal year 2007 increased by 20% from fiscal year 2006. Even more impressive, as a result of our expanded sales efforts, our fourth quarter bookings increased by more than 400% year-over-year.

As our hosted products gain popularity with customers, we are experiencing an increased shift in our sales mix from license toward hosting. From fiscal year 2005 to fiscal year 2007, our license/hosting mix progressed from 80%/20% to 70%/30% to 61%/39%, respectively. While the hosted model can provide greater life time revenue per customer than the licensed model, it delays and spreads out our revenue recognition over a longer timeframe. This effect was in part responsible for our roughly flat year-over-year revenue in fiscal year 2007. In the long-term, however, we believe the shift toward hosting will result in better visibility to future revenues. In addition, hosting revenues are growing strongly, increasing by 19% year-over-year, and, based on bookings trends, we expect this growth to continue. Furthermore, this shift to hosting underscores the growing value of hosting to our enterprise clients. Therefore, we believe that our ability to offer both licensed and hosted deployment is another example of how eGain gives the customer flexible solutions tailored to their needs.



License and Hosted Bookings
(Dollars in Millions)
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$9.3
+20%
$11.2
+17% to 35%
$13.0 to $15.0
FY2006
FY2007
FY2008 Guidance
Fiscal 2007 Bookings
39%
61%
Hosting
License
Fiscal 2006 Bookings
30%
70%
Hosting
License

Cisco Relationship

In August 2006, we signed an OEM agreement with Cisco Systems to deliver a compelling multi-channel interaction management solution embedded in their contact center enterprise and express suites. Without question, this is a landmark accomplishment and validation for eGain. eGain wins more than its fair share of awards, but this achievement not only validates our strategy and product but also increases our sales channels. The following details surrounding the Cisco relationship were announced during fiscal year 2007.

- Cisco will incorporate eGain's applications for email management, chat, and web collaboration as part of the Cisco Unified Contact Center™ and Cisco Unified Contact Center Express™ suites.
- Building on the Cisco agreement, we signed new reseller and SI partnerships worldwide with some of their partners such as Bucher & Suter AG, Calence LLC, D+S Solutions GmbH, and Spanlink Communications.
- To train the Cisco field teams, and their partners, we expanded the eGain EcoNet™ Partner Program to include comprehensive sales, professional services, and support training and certification. We plan to train over a hundred professionals in our partner network in fiscal year 2008.

We are looking forward to a long and mutually profitable relationship with Cisco and their partners.

Product Recognition and Market for Customer Interaction Hubs

In October 2006, we released version 7.6 of the eGain Service™ suite. This offering included nine new products with innovative applications like eGain Notify, eGain Advisor, and eGain Survey. In the year, we received industry accolades for our robust OnDemand capabilities, innovative products, and their transformational impact on our client's operations. A few of these awards are mentioned below.

- eGain was selected as a leader in interaction-centric customer service management for the third year in a row by Forrester. We were rated #1 in business-critical areas such as "customer service", "product capabilities", "architecture and platform", "product strategy", "corporate strategy", and "customer base",
- eGain Service 7.6 was selected a "Product of the Year" for 2006 by *Customer Interaction Solutions* magazine,
- eGain OnDemand™ was selected by *KMWorld* magazine as a "Trendsetting Product of the Year", and
- the eGain Service™ deployment at ABN AMRO was named an "InfoWorld 100" award winner for transforming customer service operations with technology.

We are one of the leaders in our peer group who receive the type of independent validation that we highlight above. And, this type of third party validation continues to help our newly expanded sales force in their effort to obtain new customers.

Amid all this good news, the market for Customer Interaction Hub solutions continues to grow steadily as businesses seek a competitive advantage through rewarding customer interactions. To accomplish this, businesses are retooling their customer service and contact center infrastructure with platform-based solutions such as eGain that offer:

- Aggregated 360 degree customer view with configurable integration into legacy systems,
- Best-of-breed, modular multi-channel interaction management tools on a common platform, and
- Proven, flexible deployment models including on-premise and hosting.

As a market leader and innovator, we will stay attuned to customers' needs and develop and deliver the products that serve them best.

We believe fiscal 2007 was characterized by significant successes such as the progress of our relationship with Cisco and the industry recognition we have received, along with important investments such as those made in our sales team and hosting model. We believe these successes and investments provide us with a strong foundation for our future. We appreciate the support we have received from our stakeholders and look forward to a prosperous future.

Ashu Roy
Chief Executive Officer

Cautionary Note Regarding Forward-looking Statements

All statements in this letter that involve eGain's plans, forecasts, beliefs, projections, expectations, strategies and intentions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on information available to eGain at the time of this letter, are not guarantees of future results; rather, they are subject to risks and uncertainties that may cause actual results to differ materially from those set forth in this letter. These risks include, but are not limited to, the uncertainty of demand for eGain products; the anticipated customer benefits from eGain products; the actual mix in new business between hosting and license transactions when compared with management's projections; the increased complexity of certain transactions and the timing of revenue recognition on such transactions; the anticipated benefits to eGain from the Cisco OEM agreement; the ability to increase revenues as a result of the increased investment in sales and marketing; increased competition and technological changes in the markets in which eGain competes; eGain's ability to manage its expenditures; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K filed on September 28, 2007, and the Company's quarterly reports on Form 10-Q. eGain assumes no obligation to update these forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 0-30260

eGain Communications Corporation
(Exact name of registrant as specified in its charter)

Delaware	**77-0466366**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

345 E. Middlefield Road, Mountain View, California 94043	**(650)230-7500**
(Address of principal executive offices, including zip code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates, on the OTC Bulletin Board on December 31, 2006 (the last business day of registrant's second quarter of fiscal 2007), was approximately $7,077,011. For purposes of the foregoing calculation only, the registrant has included in the shares owned by affiliates the beneficial ownership of voting and non-voting common equity of officers and directors, and affiliated entities, of the registrant and members of their families. Such inclusion shall not be construed as an admission that any such person is an affiliate for any other purpose.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at September 21, 2007
Common Stock $0.001 par value	15,323,376

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors), 11, 12, 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2007 Annual Meeting of Stockholders.

eGAIN COMMUNICATIONS CORPORATION

TABLE OF CONTENTS

2007 FORM 10-K

eGAIN COMMUNICATIONS CORPORATION

PART I

ITEM 1. BUSINESS

This report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. These statements may be identified by the use of the words such as "anticipates," "believes," "continue," "could," "would," "estimates," "forecasts," "expects," "intends," "may," "might," "plans," "potential," "predicts," "should," or "will" and similar expressions or the negative of those terms. The forward-looking statements include, but are not limited to, risks stemming from: our failure to improve our sales results and grow revenue; our failure to compete successfully in the markets in which we do business; the impact of our hybrid revenue model; our history of net losses and our ability to achieve profitability; the adequacy of our capital resources and need for additional financing; the continued lengthy and delayed sales cycles of our goods and services; the development of our strategic relationships and third party distribution channels; broad economic and political instability around the world affecting the market for our goods and services; the continued adoption of customer service and contact center software solutions; our ability to respond to rapid technological change and competitive challenges; our substantial international operations; legal and regulatory uncertainties and other risks related to protection of our intellectual property assets; and the operational integrity and maintenance of our systems. Our actual results could differ materially from those discussed in statements relating to our future plans, product releases, objectives, expectations and intentions, and other assumptions underlying or relating to any of these statements. Factors that could contribute to such differences include those discussed in "Factors That May Affect Future Results" and elsewhere in this document. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or understanding to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a pioneer and a leading provider of customer service and contact center software that enables companies to build customer interaction hubs. An innovative approach to customer service, these hubs reduce customer service costs while enhancing customer experience within and across interaction channels by centralizing interaction history, knowledge management, business rules, analytics, workflow and application management in one platform. Trusted by prominent enterprises and growing mid-sized companies worldwide, eGain's award winning software has been helping organizations achieve and sustain customer service excellence for more than a decade. The company was incorporated in Delaware in September 1997.

Industry Background

Customer service has become a key, if not the only, differentiator for businesses as products continue to become commoditized. Furthermore, businesses are under pressure to deliver a unified and seamless multichannel customer service experience, while "doing more with less." Today's customers demand instant access to customer service and expect immediate, accurate, and consistent responses through a range of traditional and new interaction channels. The ability to deliver consistent service across a multichannel contact center and self-service is a must in today's competitive business environment. Failure to do so erodes customer loyalty and risks brand reputation.

Over the past few years, numerous software vendors have developed point solutions designed to handle online customer communications through a specific channel such as email, real-time web collaboration, or web self-service.

However, we believe point solutions do not meet the demands of today's customers since they increasingly use multiple channels of communication. Point solutions also create interaction silos, making it difficult for customer service agents to easily reference a customer's past communications that originated from multiple channels. Nor do they use a common knowledge base to deliver consistent accurate responses. Moreover, many of these solutions do not integrate easily with a company's existing systems, making them difficult to implement and maintain.

To meet growing customer demand for seamless multichannel service, businesses need a comprehensive, functionally rich, yet deeply integrated customer service suite to serve customers across phone, web, email and other media. Our software suite enables companies to transform their siloed contact centers into multichannel customer interaction hubs that improve service quality and customer experience, dramatically reduce service costs, increase self-service adoption through highly flexible and adaptive self-service, boost agent productivity, and enhance end-to-end service process efficiencies.

The eGain Solution

Recognized by leading industry analysts and customers alike, our application suite, eGain Service™, is available through licensed or hosted models. It includes integrated, best-in-class applications for web self-service, email management, paper/fax management, chat, cobrowsing, SMS, call tracking and resolution, proactive notifications, cross-channel knowledge management, case management and service fulfillment. These robust applications are built on the eGain Service Management Platform (eGain SMP™), a scalable next-generation framework that includes end-to-end service process management, multichannel, multi-site contact center management, and certified out-of-the-box integrations with leading call center, content, and business systems.

Our applications and platform are built on a service-oriented architecture, using open standards such as J2EE, XML, HTTP, JDBC and Java. They are designed to be modular (each application can be deployed stand-alone) while ensuring complete and simple integration across all applications in the suite. Finally, the eGain application suite comes with certified, out-of-the-box integrations with several third-party call center and business systems through eGain Adapters™.

Our products are designed to provide companies with the following benefits:

- *Build profitable long-term customer relationships.* Whether a customer is asking a question, seeking a resolution to an issue, or making a purchase, our solution allows businesses to enhance the customer interaction experience. Using our solutions, businesses can provide 24x7 web self-service, respond rapidly and effectively to large volumes of email, communicate over the web in real time with their customers, answer questions using best-practice processes on the phone, track the history of individual customer interactions, fulfill service requests, send proactive notifications and allow customers to handle their own service needs at any time.
- *Increase revenue through improved sales conversion and cross-sell.* In addition to strengthening customer relationships, our products help businesses convert website visitors into customers, and help agents to contextually upsell and cross-sell products and services. A visitor to a website utilizing eGain solutions can interact with a customer service representative live over the web through chat and cobrowse to inquire about a specific product or issue, thereby catalyzing the sales process. Furthermore, customers calling into a service center can be offered powerful cross-sell offers by agents using the best-practice capture and expert reasoning capability of eGain's knowledge management products.
- *Reduce operating costs through improved agent productivity and self-service automation.* Our products are designed to enable companies to provide highly effective and efficient customer service while reducing operating costs. Our intelligent routing, autosuggest and autoresponse capabilities, tracking, and reporting features, complemented with agent-facing knowledge tools, measurably enhance the productivity of service agents. From an online service perspective, our robust self-service tools, integrated escalation paths, and sophisticated artificial intelligence engine help resolve business issues without human assistance.

- *Reduce total cost of ownership (TCO) through open architecture, integration adapters, and scalable design.* Our products are designed to integrate, not only with each other, but with data and processes residing in legacy systems and other enterprise data sources. By integrating out-of-the-box with leading business applications and content systems, our platform allows companies to leverage existing business data and content assets.
- *Offer rapid time to value through flexible deployment options.* Our products are designed to allow companies to deploy on site or in a hosted environment operated and maintained by us. Customers using eGain OnDemand™, our secure, enterprise-class hosted solution, can take advantage of our on-demand expertise, thereby reducing the need for in-house information technology resources. eGain OnDemand also enables customers to virtually eliminate risk in the purchase process by quickly proving the value of our solution in the hosted mode. Thereafter, we can easily migrate the solution on-site to tightly integrate within the customer's IT and business infrastructure.

The eGain Strategy

Our objective is to further enhance our position as a leading provider of customer interaction hub software. The key elements of our strategy include:

Enhance and Expand our Leading Integrated, MultiChannel Customer Service Platform. We believe we are one of the few companies that provide software to enable integrated communication across email, phone, paper, real-time web channels such as chat and cobrowsing, emerging channels such as SMS and multimodal web self-service, including chatbot technology. We have a strong track record of successfully extending our platform through internal development as well as acquisitions and continue to invest in research and development efforts. We believe we were the first company to unify electronic channels of communication by integrating email and real-time web interactions. We also believe we were the first company to offer self-service and knowledge management applications integrated into a complete customer service platform. In addition, our solution is designed to integrate easily with leading CRM, ERP and call center systems, enabling customers to leverage investments in existing systems.

Provide Demonstrable Return on Investment to Customers. In today's age of prudent IT investments, we believe customers will only buy enterprise software if they are convinced it will result in real return on investment, or "ROI", in both the short and long run. A central element of our strategy is the ability to provide companies with demonstrable ROI from our software. Among the ways we believe our solutions deliver ROI to clients are:

- Increase self-service adoption through multi-modal web self service
- Improve contact center agent productivity—in-house, or outsourced or hybrid
- Ensure compliance and security in customer interactions
- Enhance customer experience and retention
- Reduce escalations, field visits and service costs
- Increase sales through upsell and cross-sell at the point of service

We believe our comprehensive ROI assessment tools make it easier for our customers and prospects to invest in our solutions.

Technology Leadership. With the creation of our flagship product, eGain Mail, we were the first company to introduce a 100% web-architected solution to address the need for online customer interaction management. Since inception, we have designed our products from the ground up for easy browser access from anywhere at any time, and rapid, flexible deployment via in-house or on-demand options. We intend to maintain our technology leadership by continuing to fine-tune our applications and user interfaces to a service-oriented architecture, or SOA for maximum performance, user adoption and productivity. We believe that the SOA approach provides true global access, improved scalability, easier integration with existing enterprise applications and systems, and lower deployment costs than alternative approaches.

Flexible Delivery Options. We believe that offering our solution on a hosted or licensed basis provides customers with a meaningful choice of deployment options. Customers can choose to license applications for deployment at their facilities, or employ our hosted operations. They may also choose hybrid options such as licensing the software but have it managed by us. Customers choosing to receive hosted access to our solutions can focus on core aspects of their business while benefiting from the rapid deployment, 24x7 reliability and support, scalability on demand, and lower up-front investment that the hosting option offers. We believe that we offer the highest level of deployment flexibility among enterprise-class customer service software vendors.

Expand Global Distribution Capabilities. We intend to expand our global distribution capabilities through our direct sales efforts as well as strategic partnerships with systems integrators, resellers, technology vendors and solution providers. We have sales presence in 18 countries through direct presence and distribution partnerships. We have offices in the United States, United Kingdom, Netherlands, Ireland, Italy and India.

Products and Services

eGain Service™ 7.6 Suite of Applications

eGain Service 7.6 is a complete customer service management solution. Built for rapidly implementing next-generation contact-center strategies, it consists of a multichannel customer interaction hub, or CIH platform-eGain CIH Platform and best-of-breed applications for web self-service and the contact center. The suite combines industry best practices and powerful service process management capabilities built on a service-oriented architecture and an industry-leading, browser-based rich user interface. The solution enables unified multichannel service and integrated work management, and is designed to leverage existing investments in contact centers, business systems, and web sites. The eGain CIH platform centralizes business rules, interactions, knowledge bases, workflow, analytics, administration and integrations in one common foundation, speeding up CIH implementation and time to value, while lowering total cost of ownership, "TCO"

The individual applications in the suite are described below:

- *eGain Mail* is an industry-leading solution for processing inbound customer emails and providing mission-critical email customer service, incorporating hundreds of best-practices developed over years of serving innovative global enterprises. Secure messaging, lifecycle audits, and real-time archival are some of the features that provide our customers a next-generation email management platform for their enterprises. The first email management application designed as a true "application utility," it can be implemented by corporate IT departments to deliver customer email management capability on-demand to multiple business units within the enterprise. Designed to process very high volumes of email and webform requests, eGain Mail allows companies to deliver consistent, high-quality service through flexible process automation, optimized user interface, and powerful reports. Additional modules include:
    - eGain Secure Mail™ to authenticate the customer for secure communication with the business.
    - eGain Fax™ to route, track, and respond to faxes with the same infrastructure that is used to handle emails and webform submissions.
    - eGain SME™ to extend the use of enterprises' email management infrastructure to other parts of the enterprise with the help of webforms.
- *eGain Calltrack™* is a comprehensive and a flexible phone call logging system. Together with eGain knowledge agent, it provides an integrated solution for phone call logging, tracking and resolution as well as follow—on task management for service fulfillment.

- *eGain Chat*™ gives contact center agents a comprehensive set of tools for serving customers in real-time. eGain Chat supports two-way, "follow me" web browsing so that agents and customers can lead each other to specific web pages for faster issue resolution. It also features powerful file-sharing capabilities. The system's powerful, query-specific routing and workflow maximize both agent productivity and the quality of service delivered.

- *eGain Cobrowse*™ enables contact center agents to provide high-value, live collaboration options to online customers and prospects. It gives companies the ability to deliver real-time assistance and convert site visitors into profitable, long-term customers. The capabilities include: enabling the agent and the customer to fill out forms together, creation of business rules for specific web pages, and allowing phone agents to provide richer experience by conducting a cobrowse session.

- *eGain Self-Service*™ is a comprehensive solution supporting what we believe to be the broadest set of self-service access options in the industry—dynamic FAQs, topic-based browsing, natural language search, guided help, virtual agent technology and case tracking. Shaped by our experience with enterprise customers, eGain Self-Service offers a unique combination of rich, multi-access self-service capabilities built on a collaborative knowledge management framework within eGain SMP™. This framework makes it easy for organizations to create, maintain, and enhance common content in a distributed manner, as well as leverage existing content from across the enterprise.

- *eGain Adviser*™ empowers agents—whether they are novice, expert, in-house, or outsourced—to handle complex customer interactions. Agents receive guided help for providing contextual upsell and cross-sell, follow-on service fulfillment, and value-added advice through conversations that are compliant with regulations and corporate best practices. The solution includes a highly flexible user interface, integrated workflow, and interactive process guidance, powered by the eGain Inference® Reasoning Engine, a proven technology used by enterprises for over 15 years.

- *eGain KnowledgeAgent*™ empowers contact center agents with best-practice knowledge management and is designed to make every agent as productive and capable as the enterprise's best agent. This product delivers fast, consistent, and accurate answers to agents as they use the rich conversational interface while engaging customers over the phone. eGain KnowledgeAgent uses patented search and reasoning technology coupled with natural language and advanced linguistic processing to search, suggest additional questions, and recommend solutions. In the course of a natural conversation with the customer, a service agent is guided to the right answer by eGain KnowledgeAgent. Experienced agents can choose additional access models like browse and search to get to the answers in the knowledge base. In addition, this solution, in conjunction with eGain Content Adapter™, allows an agent to access information stored in external systems.

- *eGain Adapters* include a set of out-of-the-box integration modules for connecting eGain applications with content repositories, call center telephony or CTI solutions, databases, and business applications. Using eGain Adapters, companies can leverage existing investments and realize the benefits of an enterprise-wide business operation platform at reduced cost of ownership and reduced time to benefit. We offer three integration modules: eGain Content Adapter™, eGain CTI Adapter™, and eGain Data Adapter™.

- *eGain Campaign*™ is a full-featured, scalable outbound email management solution that offers comprehensive tools for planning, targeting and executing high-volume customer service and direct marketing campaigns. Features of our outbound management software include: targeting the right message to the right person, personalized one-to-one messages, high volume email delivery architecture and the capability to integrate with eGain Service Suite.

- *eGain Notify*™ is a flexible, easy-to-use application for managing and delivering automatic reminders, alerts, and updates at all stages of the customer relationship cycle. It is used to provide proactive customer service by sending alerts to customers via multiple interaction channels such as email, phone and SMS. These alerts could span various stages of a service transaction, a customer's life event, or a customer's overall life progression where a business may want to add value by providing contextual customer service.

- *eGain Customer Portal*™ delivers a secure, flexible, personalized web self-service gateway through which customers can retrieve information using a standard web browser. This online customer service portal delivers to customers the personal information they want, the way they want to see it, and when they want to see it. Customers can view the top frequently asked questions, manage their own accounts, review open ticket and service issues, and review their communications with the company within a secure, personalized environment.
- *eGain Guided Help*™ customers have instant access to the company's knowledge base, allowing them to answer questions and troubleshoot problems by themselves when it is convenient for them.
- *eGain MessageCenter*™ enables secure and authenticated email communications between the customer and the company. eGain MessageCenter is designed to help businesses provide their customers a secure web-based message center to read emails with confidential and sensitive information. Agent responses are automatically replaced with a dynamically generated URL which directs the customer to a secure message center to retrieve the response. Customers are authenticated before they can view their messages.
- *eGain AutoClassify*™ enables companies to increase response turnaround and significantly improve problem resolution by intelligently categorizing and routing incoming email and other inquiries. It can also be set up to provide auto-suggestions and auto-responses. Powered by the patented eGain Inference® Reasoning Engine, it effectively adds a new "staff member" to the team—one that can handle thousands of messages an hour, 24 x 7, without a break. eGain AutoClassify uses our powerful technology to "understand" the customer's issue and routes inquiries to queues based on categories and the confidence level assigned to those categories. Customer interactions can be placed into multiple independent categories. For example, messages can be sorted by product type as well as inquiry type.

Hosted Operations

eGain OnDemand™ Hosting is a proven, robust and scalable solution that has been used by enterprise companies to rapidly build customer interaction hubs since 1998. Hosting our applications on servers located in our third party SAS 70 Type II data center allows: rapid deployment of eGain products, including seamless secure access to customer's in-house data systems; 24 x 7 management of infrastructure, security, servers, operating systems and databases; proprietary management systems to monitor servers and applications allowing for high availability and performance; easy migration from eGain OnDemand to in-house option and vice-versa. Designed with redundancy at all levels, the hosting network eliminates single points of failure. Value-added services include email spam and virus cleaning, post office services, virtual private networks, remote data access, encrypted backups, and test / reporting / warm spare servers. Enterprise customers receive full functionality access of eGain's application suite through a standard web browser over a secure Internet connection.

Professional Services

Our worldwide professional services organization provides consulting, hosting, technical support, and education services designed to ensure customer success and build customer loyalty.

- *Consulting Services.* Our consulting services group offers rapid implementation services, custom solution development and systems integration services. Consultants work with customers to understand their specific requirements, analyze their business needs and implement integrated solutions. We provide these services independently or in partnership with systems integrators who have developed consulting expertise on our platform.
- *Education Services.* Our educational services group provides a comprehensive set of basic and customized training programs to our customers and partners. Training programs are offered either online, in-person at the customer site, or at one of our worldwide training centers.

- *Hosted Services.* Our hosted services group provides 24x7 application management, monitoring and response services. We also provide database services to maintain and enhance the performance, availability and reliability of production systems as well as network security services.
- *Support Services.* We offer a comprehensive collection of support services designed to rapidly respond to inquiries. Our technical support services are available to customers worldwide under maintenance agreements.

As of fiscal year ended June 30, 2007 we had approximately 84 professionals providing worldwide services for systems installation, solutions development, application management, and education and support.

Sales and Marketing

Sales Strategy

Our sales strategy is to pursue targeted accounts through a combination of our direct sales force and strategic alliances. We target our sales efforts at Global 2000 companies. Our North American direct sales organization is based at our corporate headquarters in Mountain View, California, with field sales presence throughout the United States. Internationally, we have field offices in Ireland, Italy, India, the Netherlands and the United Kingdom.

The direct sales force is organized into teams that include both sales representatives and sales consultants. Our direct sales force is complemented by telemarketing representatives.

We also complement our direct sales force with reseller and sales alliances. We believe we are able to leverage additional sales, marketing and deployment capabilities through these alliances.

Marketing and Partner Strategy

Our marketing strategy is to build market awareness that we are a leading provider of customer service and contact center software. We also communicate to the market that we enable Global 2000 companies to transform traditional call centers into multichannel customer interaction hubs that drive down service costs while enhancing customer service experience. Our marketing organization focuses on public relations, analyst relations, marketing communications and demand generation.

We employ a wide range of marketing avenues to deliver our message, including print and Internet advertising, targeted electronic and postal mailing, email newsletters and a variety of trade shows, seminars, webinars and interest groups.

Our marketing group also produces sales tools, including product collateral, customer case studies, demonstrations, presentations and competitive analyses. In addition, the group performs market analyses and conducts focus group and customer reviews to identify and develop key partnership opportunities and product capabilities.

We believe that our partners help extend the breadth and depth of our product offerings, drive market penetration, and augment our professional service capabilities. We believe these relationships are important to delivering successful, integrated products and services to our customers, and scaling our business.

As of fiscal year ended June 30, 2007, there were approximately 76 employees engaged in worldwide sales and marketing activities.

Customers

We serve a worldwide customer base across a wide variety of industry sectors including: telecommunications, financial services, insurance, outsourced services, retail, technology, manufacturing and consumer goods. Our revenues are divided between growing medium sized enterprises (companies with up to $250 million in annual revenues) and large enterprises (over $250 million in annual revenues). For the fiscal year ended June 30, 2007, international revenue accounted for 45% and domestic revenue for 55% of total revenue, compared to 51% and 49% respectively for fiscal year 2006 and 49% and 51% respectively for fiscal year 2005.

None of our customers accounted for more than 10% of our revenues in fiscal years 2007, 2006 or 2005.

Competition

The market for customer service and contact center software is intensely competitive. Other than product innovation and existing customer relationships, there are no substantial barriers to entry in this market, and established or new entities may enter this market in the near future. While software internally developed by enterprises represents indirect competition, we also compete directly with packaged application software vendors in the customer service arena, including Art Technology Group, Inc., Avaya, Inc., Genesys Telecommunications (a wholly-owned subsidiary of Alcatel), Kana Software, Inc., LivePerson, Inc., RightNow Technologies, Inc., Knova, Inc. (a wholly-owned subsidiary of Cosona Corporation), and Talisma Corp. In addition, we face actual or potential competition from larger software companies such as Microsoft Corporation, Oracle Corporation and SAP Inc. and other such broad software companies that may attempt to sell customer service software to their installed base.

We believe competition will continue to be strong as current competitors increase the sophistication of their offerings and with the possibility of new participants entering the market. Many of our current and potential competitors have longer operating histories, larger customer bases, broader brand recognition, and significantly greater financial, marketing and other resources. With more established and better-financed competitors, these companies may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to businesses to induce them to buy and use their products or services.

Further, any delays in the general market acceptance of our applications would likely harm our competitive position by allowing our competitors additional time to improve their product and service offerings, and also provide time for new competitors to develop applications and solicit prospective customers within our target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.

Product Development

The market for our products changes rapidly and is characterized by evolving industry standards, swift changes in customer requirements and frequent new product introductions and enhancements. We believe that strong product development capabilities are essential to our strategy of maintaining technology leadership. This includes enhancing current technology, providing excellent quality, performance, and functionality, as well as developing additional applications and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources to create a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required in bringing product concepts and development projects to market successfully.

In addition, we continuously analyze market and customer requirements and evaluate technology that we believe will enhance platform acceptance in the market. We selectively choose partners with superior technology to enhance features and functionality of our product offerings.

As of fiscal year ended June 30, 2007, there were approximately 93 employees engaged in worldwide product development activities.

Intellectual Property

We regard our copyrights, service marks, trademarks and similar intellectual property as critical to our success. We rely on patent, trademark, copyright, trade secret and other laws, as well as confidentiality procedures and licensing arrangements, to protect the proprietary aspects of our technology and business. We own four patents in the field of case-based reasoning.

We are continually assessing the propriety of seeking patent and other intellectual property protection for those aspects of our technology that we believe constitute innovations providing significant competitive advantages. Future applications may or may not receive the issuance of valid patents and trademarks.

We routinely require our employees, customers, and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology, or business plans. In addition, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. In addition, some of our license agreements with certain customers and partners require us to place the source code for our products into escrow. These agreements typically provide that some party will have a limited, non-exclusive right to access and use this code as authorized by the license agreement if there is a bankruptcy proceeding instituted by or against us, or if we materially breach a contractual commitment to provide support and maintenance to the party.

Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Our products may infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

As of fiscal year ended June 30, 2007, we had 287 full-time employees, of which 93 were in product development, 84 in services and support, 76 in sales and marketing, and 34 in finance and administration.

None of our employees are covered by collective bargaining agreements. While we believe our relations with our employees are good, our future performance depends largely upon the continued service of our key technical, sales and marketing, and senior management personnel, none of whom are bound by employment agreements requiring service for a defined period of time. The loss of services of one or more of our key employees could have a material adverse effect on our business.

We may not be successful in attracting, training and retaining qualified personnel, and the failure to do so, particularly in key functional areas such as product development and sales, could materially and adversely affect our business, results of operations and financial condition. Our future success will likely depend largely on our ability to attract and retain experienced sales, technical, marketing and management personnel.

ITEM 1A. RISK FACTORS

Our lengthy sales cycles and the difficulty in predicting timing of sales or delays may impair our operating results

The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. The sales cycle for our products can be six months or more and varies substantially from customer to customer. Because we sell complex and deeply integrated solutions, it can take many months of customer education to secure sales. While our potential customers are evaluating our products before, if ever, executing definitive agreements, we may incur substantial expenses and spend significant management effort in connection with the potential customer. Our multi-product offering and the increasingly complex needs of our customers contribute to a longer and unpredictable sales cycle. Consequently, we often face difficulty predicting the quarter in which expected sales will actually occur. This contributes to the uncertainty and fluctuations in our future operating results. In particular, the corporate decision-making and approval process has become more complicated. This has caused our average sales cycle to further increase and, in some cases, has prevented deals from closing that we believed were likely to close. Consequently, we may miss our revenue forecasts and may incur expenses that are not offset by corresponding revenue.

Our hybrid revenue model may impact our operating results

We have a hybrid delivery model meaning that we offer our solutions on a hosted or license basis to our customers. For license transactions the license revenue amount is generally recognized in the quarter delivery and acceptance of our software takes place whereas, for hosting transactions, hosting revenue is recognized ratably over the term of the hosting contract, which is typically one to two years. As a result, our total revenue may increase or decrease in future quarters as a result of the timing and mix of license and hosting transactions.

If we fail to improve our sales performance and marketing activities, we may be unable to grow our business, negatively impacting our operating results and financial condition

Expansion and growth of our business is dependent on the ability of our recently expanded sales force to become more productive. Moreover, many of our competitors have sizeable sales forces and greater resources to devote to sales and marketing, which results in their enhanced ability to develop and maintain customer relationships. Thus, failure of our sales and marketing investments to translate into increased sales volume and enhanced customer relationships may hamper our efforts to achieve profitability. This may impede our efforts to ameliorate operations in other areas of the company and may result in further decline of our common stock price.

Due to the complexity of our customer interaction hub platform and related products and services, we must utilize highly trained sales personnel to educate prospective customers regarding the use and benefits of our products and services as well as provide effective customer support. Because, in the past, we have experienced turnover in our sales force and have fewer resources than many of our competitors, our sales and marketing organization may not be able to successfully compete with those of our competitors.

We must compete successfully in our market segment

The market for customer service and contact center software is intensely competitive. Other than product innovation and existing customer relationships, there are no substantial barriers to entry in this market, and established or new entities may enter this market in the near future. While software internally developed by enterprises represents indirect competition, we also compete directly with packaged application software vendors in the customer service arena, including Art Technology Group, Inc., Avaya, Inc., Genesys Telecommunications (a wholly-owned subsidiary of Alcatel), Kana Software, Inc., LivePerson, Inc., RightNow Technologies, Inc., Knova, Inc. (a wholly-owned subsidiary of Cosona Corporation) and Talisma Corp. In addition, we face actual or potential competition from larger software companies such as Microsoft Corporation, Oracle Corporation and SAP Inc. and similar companies that may attempt to sell customer service software to their installed base.

We believe competition will continue to be fierce as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, broader brand recognition, and significantly greater financial, marketing and other resources. With more established and better-financed competitors, these companies may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to businesses to induce them to use their products or services.

Further, any delays in the general market acceptance of our applications would likely harm our competitive position by allowing our competitors additional time to improve their product and service offerings, and also provide time for new competitors to develop applications and solicit prospective customers within our target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.

We have a history of losses and may not be able to be profitable in the future

We incurred a net loss of $7.7 million for the year ended June 30, 2007. As of June 30, 2007, we had an accumulated deficit of approximately $325.1 million. We do not know if we will be profitable in the foreseeable future. However, we must continue to spend resources on maintaining and strengthening our business, and this may, in the near term, have a continued negative effect on our operating results and our financial condition. If we incur net losses in future periods, we may not be able to retain employees, or fund investments in capital equipment, sales and marketing programs, and research and development to successfully compete against our competitors. We also expect to continue to spend financial and other resources on developing and introducing product and service offerings. Accordingly, if our revenue declines despite such investments, our business and operating results could suffer. This may also, in turn, cause the price of our common stock to demonstrate volatility and/or continue to decline.

We may not be able to pay our debt and other obligations

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our outstanding debt, we would be in default under the terms thereof. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results.

Our failure to expand strategic and third-party distribution channels would impede our revenue growth

To grow our revenue base, we need to increase the number of our distribution partners, including software vendors and resellers. Our existing or future distribution partners may choose to devote greater resources to marketing and supporting the products of our competitors which could harm our financial condition or results of operations. Our failure to expand third-party distribution channels would impede our future revenue growth.

In August 2006, we entered into an OEM agreement with Cisco Systems. Under this agreement, we will supply unified communications technology for use in certain Cisco products. Pursuant to the agreement, there are certain minimum royalty payments due to us from Cisco based upon our successful delivery of certain milestones that are projected over the first eighteen months of the relationship. This OEM agreement with Cisco includes multiple elements, including significant product customizations that are subject to Cisco's acceptance. We have and will continue to invest a significant amount of time and resources into this agreement. We have limited control, if any, as to whether Cisco will devote adequate resources to promoting and selling their products that incorporate our technology. For example, to date this OEM agreement has not contributed significantly to our annual revenues. If Cisco changes its strategy, reduces its efforts on our behalf or discontinues or alters its relationship with us, our reputation as a technology partner with them could be damaged and our revenues and operating results could decline.

To increase our revenue and implementation capabilities, we must continue to develop and expand relationships with systems integrators. We sometimes rely on systems integrators to recommend our products to their customers and to install and support our products for their customers. We likewise depend on broad market acceptance by these systems integrators of our product and service offerings. Our agreements generally do not prohibit competitive offerings and systems integrators may develop market or recommend software applications that compete with our products. Moreover, if these firms fail to implement our products successfully for their customers, we may not have the resources to implement our products on the schedule required by their customers. To the extent we devote resources to these relationships and the partnerships do not proceed as anticipated or provide revenue or other results as anticipated, our business may be harmed. Once partnerships are forged, there can be no guarantee that such relationships will be renewed in the future or available on acceptable terms. If we lose strategic third party relationships, fail to renew or develop new relationships, or fail to fully exploit revenue opportunities within such relationships, our results of operations and future growth may suffer.

Due to our limited operating history and the emerging market for our products and services, revenue and operating expenses are unpredictable and may fluctuate, which may harm our operating results and financial condition

Due to the emerging nature of the multichannel contact center market and other similar factors, our revenue and operating results may fluctuate from quarter to quarter. Our revenues in certain past quarters fell and could continue to fall short of expectations if we experience delays or cancellations of even a small number of orders. It is possible that our operating results in some quarters will be below the expectations of financial analysts or investors. In this event, the market price of our common stock is also likely to decline.

A number of factors are likely to cause fluctuations in our operating results, including, but not limited to, the following:

- demand for our software and budget and spending decisions by information technology departments of our customers;
- the mix of hosted and license transactions;
- seasonal trends in technology purchases;
- our ability to attract and retain customers; and
- litigation relating to our intellectual proprietary rights.

In addition, we base our expense levels in part on expectations regarding future revenue levels. In the short term, expenses, such as employee compensation and rent, are relatively fixed. If revenue for a particular quarter is below expectations, we may be unable to reduce our operating expenses proportionately for that quarter. Accordingly, such a revenue shortfall would have a disproportionate effect on expected operating results for that quarter. For this reason, period-to-period comparisons of our operating results may also not be a good indication of our future performance.

Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business

Generally accepted accounting principles and the related accounting pronouncements, implementation guidelines and interpretations for some of our significant accounting policies are highly complex and require subjective judgments and assumptions. Some of our more significant accounting policies that could be affected by changes in the accounting rules and the related implementation guidelines and interpretations include:

- recognition of revenues;
- contingencies and litigation;
- accounting for income taxes; and
- stock-based compensation.

Changes in these or other rules, or scrutiny of our current accounting practices, could have a significant adverse effect on our reported operating results or the way in which we conduct our business.

We may need additional capital, and raising such additional capital may be difficult or impossible and will likely significantly dilute existing stockholders

We believe that existing capital resources will enable us to maintain current and planned operations for the next 12 months. However, our working capital requirements in the foreseeable future are subject to numerous risks and will depend on a variety of factors, in particular, that revenues increase from levels achieved in fiscal year 2007 and that customers continue to pay on a timely basis. We may need to secure additional financing due to unforeseen or unanticipated market conditions. Such financing may be difficult to obtain on terms acceptable to us and will almost certainly dilute existing stockholder value.

We depend on broad market acceptance of our applications and of our business model

We depend on the widespread acceptance and use of our applications as an effective solution for businesses seeking to manage high volumes of customer interactions across multiple channels, including web, phone, email, print and in-person. While we believe the potential to be very large, we cannot accurately estimate the size or growth rate of the potential market for such product and service offerings generally, and we do not know whether our products and services in particular will achieve broad market acceptance. The market for customer interaction software is relatively new and rapidly evolving, and concerns over the security and reliability of online transactions, the privacy of users and quality of service or other issues may inhibit the growth of the Internet and commercial online services. If the market for our applications fails to grow or grows more slowly than we currently anticipate, our business will be seriously harmed.

Furthermore, our business model is premised on business assumptions that are still evolving. Historically, customer service has been conducted primarily in person or over the telephone. Our business model assumes that both customers and companies will increasingly elect to communicate via multiple channels, as well as demand integration of the online channels into the traditional telephone-based call center. Our business model also assumes that many companies recognize the benefits of a hosted delivery model and will seek to have their customer interaction software applications hosted by us. If any of these assumptions is incorrect, our business will be seriously harmed and our stock price will decline.

Difficulties in implementing our products could harm our revenues and margins

We generally recognize license revenue from a customer sale when persuasive evidence of an arrangement exists, the product has been delivered, the arrangement does not involve significant customization of the software, the license fee is fixed or determinable and collection of the fee is probable. If an arrangement requires significant customization or implementation services from us, recognition of the associated license and service revenue could be delayed. The timing of the commencement and completion of these services is subject to factors that may be beyond our control, as this process requires access to the customer's facilities and coordination with the customer's personnel after delivery of the software. In addition, customers could delay product implementations. Implementation typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project. Some customers may also require us to develop customized features or capabilities. If new or existing customers have difficulty deploying our products or require significant amounts of our professional services, support, or customized features, revenue recognition could be further delayed or canceled and our costs could increase, causing increased variability in our operating results.

We may not be able to respond to the rapid technological change of the customer service and contact center industry

The customer service and contact center industry is characterized by rapid technological change, changes in customer requirements and preferences, and the emergence of new industry standards and practices that could render our existing services, proprietary technology and systems obsolete. We must continually develop or introduce and improve the performance, features and reliability of our products and services, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing services and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of prospective customers. If we do not properly identify the feature preferences of prospective customers, or if we fail to deliver product features that meet the standards of these customers, our ability to market our service and compete successfully and to increase revenues could be impaired. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may also be unable to use new technologies effectively or adapt services to customer requirements or emerging industry standards or regulatory or legal requirements. More generally, if we cannot adapt or respond in a cost-effective and timely manner to changing industry standards, market conditions or customer requirements, our business and operating results will suffer.

Our international operations involve various risks

We derived 45% of our revenues from international sales for the fiscal year 2007 compared to 51% for the fiscal year 2006, and 49% for fiscal year 2005. Including those discussed above, our international sales operations are subject to a number of specific risks, such as:

- foreign currency fluctuations and imposition of exchange controls;
- expenses associated with complying with differing technology standards and language translation issues;
- difficulty and costs in staffing and managing our international operations;
- difficulties in collecting accounts receivable and longer collection periods;
- various trade restrictions and tax consequences; and
- reduced intellectual property protections in some countries.

More than 50% of our workforce is employed through eGain's India subsidiary, and located in India. Of these employees more than 50% are allocated to research and development. Although the movement of certain operations internationally was principally motivated by cost cutting, the continued management of these remote operations requires significant management attention and financial resources that could adversely affect our operating performance. In addition, with the significant increase in the numbers of foreign businesses that have established operations in India, the competition to attract and retain employees there has increased significantly. As a result of the increased competition for skilled workers, we experienced increased compensation costs and expect these costs to increase in the future. Our reliance on our workforce in India makes us particularly susceptible to disruptions in the business environment in that region. In particular, sophisticated telecommunications links, high speed data communications with other eGain offices and customers, and overall consistency and stability of our business infrastructure are vital to our day to day operations, and any impairment of such infrastructure will cause our financial condition and results to suffer. The maintenance of stable political relations between the United States, European Union and India are also of great importance to our operations.

Any of these risks could have a significant impact on our product development, customer support or professional services. To the extent the benefit of maintaining these operations abroad does not exceed the expense of establishing and maintaining such activities, our operating results and financial condition will suffer.

Fluctuations in exchange rates between the euro, the British pound, the rupee and the U.S. dollar in which we do business, may adversely affect our operating results

We transact business in an international environment. As we report our results in U.S. dollars, the difference in exchange rates in one period compared to another directly impacts period to period comparisons of our operating results. We generate a substantial portion of our revenues and expenses in currencies other than the U.S. dollar, including the euro and the British pound and we incur Indian rupee expenses. Furthermore, currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict or provide guidance on our results.

Our international revenues and expenses are denominated in local currency. Therefore, a weakening of other currencies compared to the U.S. dollar could make our products less competitive in foreign markets and could negatively affect our operating results and cash flows. We have not yet experienced, but may in the future experience, significant foreign currency transaction losses, especially because we generally do not engage in currency hedging. To the extent the international component of our revenue grows, our results of operations will become more sensitive to foreign exchange rate fluctuations.

Our reserves may be insufficient to cover receivables we are unable to collect

We assume a certain level of credit risk with our customers in order to do business. Conditions affecting any of our customers could cause them to become unable or unwilling to pay us in a timely manner, or at all, for products or services we have already provided them. In the past, we have experienced collection delays from certain customers, and we cannot predict whether we will continue to experience similar or more severe delays in the future. Although we have established reserves to cover losses due to delays or inability to pay, there can be no assurance that such reserves will be sufficient to cover our losses. If losses due to delays or inability to pay are greater than our reserves, it could harm our business, operating results and financial condition.

Litigation and infringement claims could be costly to defend and distract our management team

We may be involved in legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the intellectual property or proprietary rights of third parties, employment claims and other commercial contract disputes. Third parties may also infringe or misappropriate our copyrights, trademarks and other proprietary rights for which we may be required to file suit to protect or mediate our rights. In the past we have had lawsuits brought or threatened against us in a variety of contexts including but not limited to claims related to issues associated with our initial public offering of common stock, breach of contract and litigation associated with the termination of employees.

From time to time, parties have also asserted or threatened infringement claims, and may continue to do so. Because the contents of patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. In particular, intellectual property litigation is expensive and time-consuming and could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Where appropriate, we intend to vigorously defend all claims. However, any actual or threatened claims, even if not meritorious or material, could result in the expenditure of significant financial and managerial resources. The continued defense of these claims and other types of lawsuits could divert management's attention away from running our business. Negative developments in lawsuits could cause our stock price to decline as well. In addition, required amounts to be paid in settlement of any claims, and the legal fees and other costs associated with such settlement cannot be estimated and could, individually or in the aggregate, materially harm our financial condition.

We rely on trademark, copyright, trade secret laws, contractual restrictions and patent rights to protect our intellectual property and proprietary rights and if these rights are impaired our ability to generate revenue will be harmed

We regard our patents, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers and partners to protect our proprietary rights. We have numerous registered trademarks as well as common law trademark rights in the United States and internationally. In addition, we own several patents in the area of case-based reasoning. We plan to seek additional trademark and patent protection in the future. We do not know if our trademark and patent applications will be granted, or whether they will provide the protection we desire, or whether they will subsequently be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries, where the laws may not protect our proprietary rights as fully as in the United States. Furthermore, our competitors may independently develop technology similar to our technology.

Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. In addition, we routinely require employees, customers, and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology, or business plans. In addition, we require employees to agree to surrender any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. In addition, some of our license agreements with certain customers and partners require us to place the source code for our products into escrow. These agreements typically provide that some party will have a limited, non-exclusive right to access and use this code as authorized by the license agreement if there is a bankruptcy proceeding instituted by or against us, or if we materially breach a contractual commitment to provide support and maintenance to the party.

Unknown software defects could disrupt our products and services and problems arising from our vendors' products or services could disrupt operations, which could harm our business and reputation

Our product and service offerings depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects or errors in translation or integration, particularly when first introduced or when new versions are released or localized for international markets. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. It is possible that, despite testing by us, defects may occur in the software and we can give no assurance that our products and services will not experience such defects in the future. Furthermore, our customers generally use our products together with products from other companies. As a result, when problems occur in the integration or network, it may be difficult to identify the source of the problem. Even when our products do not cause these problems, these problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations problems. These defects or problems could result in damage to our reputation, lost sales, product liability claims, delays in or loss of market acceptance of our products, product returns and unexpected expenses, and diversion of resources to remedy errors.

Our common stock has been delisted and thus the price and liquidity of our common stock has been affected and our ability to obtain future equity financing may be further impaired

In February 2004, we were delisted from the Nasdaq SmallCap Market due to noncompliance with Marketplace Rule 4310(c)(2)(B), which requires companies listed to have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

Our common stock now trades on the OTC Bulletin Board owned by the Nasdaq Stock Market, Inc., which was established for securities that do not meet the listing requirements of the Nasdaq Global Market.

The OTC Bulletin Board is generally considered less efficient than the Nasdaq Global Market. Consequently, selling our common stock is likely more difficult because of diminished liquidity in smaller quantities of shares likely being bought and sold, transactions could be delayed, and securities analysts' and news media coverage of us may be further reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of common stock.

Our listing on the OTC Bulletin Board, or further declines in our stock price, may greatly impair our ability to raise additional necessary capital through equity or debt financing, and significantly increase the dilution to our current stockholders caused by any issuance of equity in financing or other transactions. The price at which we would issue shares in such transactions is generally based on the market price of our common stock and a decline in the stock price could result in our need to issue a greater number of shares to raise a given amount of funding.

In addition, as our common stock is not listed on a principal national exchange, we are subject to Rule 15g-9 under the Securities and Exchange Act of 1934, as amended. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our common stock and affect the ability of holders to sell their shares of our common stock in the secondary market. Moreover, investors may be less interested in purchasing low-priced securities because the brokerage commissions, as a percentage of the total transaction value, tend to be higher for such securities, and some investment funds will not invest in low-priced securities (other than those which focus on small-capitalization companies or low-priced securities).

Our stock price has demonstrated volatility and overall declines since being listed on the public market and continued market conditions may cause further declines or fluctuations

The price at which our common stock trades has been and will likely continue to be highly volatile and show wide fluctuations and substantial declines due to factors such as the following:

- the thinly traded nature of our stock on the OTC Bulletin Board;
- concerns related to liquidity of our stock, financial condition or cash balances;
- actual or anticipated fluctuations in our operating results, our ability to meet announced or anticipated profitability goals and changes in or failure to meet securities analysts' expectations;
- announcements of technological innovations and/or the introduction of new services by us or our competitors;
- developments with respect to intellectual property rights and litigation, regulatory scrutiny and new legislation;
- conditions and trends in the Internet and other technology industries; and
- general market and economic conditions.

Furthermore, the stock market has in the past experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies, regardless of the specific operating performance of the affected company. These broad market fluctuations may cause the market price of our common stock to increase and decline.

In addition, in past periods of volatility in the market price of a particular company's securities, securities class action litigation has been brought against that company following such declines. To the extent our stock price precipitously drops in the future, we may become involved in this type of litigation. Litigation of this kind, or involving intellectual property rights, is often expensive and diverts management's attention and resources, which could continue to harm our business and operating results.

Ability to hire and retain key personnel

Our success will also depend in large part on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel. The loss of the services of any of our senior management or other key personnel, including our Chief Executive Officer and co-founder, Ashutosh Roy, could harm our business.

Increased levels of attrition in the Indian workforce on which we deeply rely for research and development and where we have moved significant resources in recent years would have significant effects on the company and its results of operations.

Unplanned system interruptions and capacity constraints and failure to effect efficient transmission of customer communications and data over the Internet could harm our business and reputation

Our customers have in the past experienced some interruptions with the eGain-hosted operations. We believe that these interruptions will continue to occur from time to time. These interruptions could be due to hardware and operating system failures. As a result, our business will suffer if we experience frequent or long system interruptions that result in the unavailability or reduced performance of our hosted operations or reduce our ability to provide remote management services. We expect to experience occasional temporary capacity constraints due to sharply increased traffic or other Internet wide disruptions, which may cause unanticipated system disruptions, slower response times, impaired quality, and degradation in levels of customer service. If this were to continue to happen, our business and reputation could be seriously harmed.

The growth in the use of the Internet has caused interruptions and delays in accessing the Internet and transmitting data over the Internet. Interruptions also occur due to systems burdens brought on by unsolicited bulk email or "Spam," malicious service attacks and hacking into operating systems, viruses, worms and "Trojan" horses, the proliferation of which is beyond our control and may seriously impact our and our customers' businesses.

Because we provide Internet-based eService software, interruptions or delays in Internet transmissions will harm our customers' ability to receive and respond to online interactions. Therefore, our market depends on ongoing improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Our success largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems. Most of our computer and communications systems are located in Mountain View, California. Due to our locations, our systems and operations are vulnerable to damage or interruption from fire, earthquake, power loss, telecommunications failure and similar events.

We have entered into service agreements with some of our customers that require minimum performance standards, including standards regarding the availability and response time of our remote management services. If we fail to meet these standards, our customers could terminate their relationships with us, and we could be subject to contractual refunds and service credits to customers. Any unplanned interruption of services may harm our ability to attract and retain customers.

We may be liable for activities of customers or others using our hosted operations

As a provider of customer service and contact center software for the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the actions of our customers, and their customers, or others using our solutions or communicating through our networks. This liability could result from the nature and content of the communications transmitted by customers through the hosted operations. We do not and cannot screen all of the communications generated by our customers, and we could be exposed to liability with respect to this content. Furthermore, some foreign governments, including

Germany and China, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. In some instances criminal liability may arise in connection with the content of Internet transmissions.

Although we carry general liability and umbrella liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. There is a risk that a single claim or multiple claims, if successfully asserted against us, could exceed the total of our coverage limits. There also is a risk that a single claim or multiple claims asserted against us may not qualify for coverage under our insurance policies as a result of coverage exclusions that are contained within these policies. Should either of these risks occur, capital contributed by our stockholders might need to be used to settle claims. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage could harm our reputation and business and operating results, or could result in the imposition of criminal penalties.

If our system security is breached, our business and reputation could suffer and we may face liability associated with disclosure of sensitive customer information

A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. We may be liable to our customers for any breach in our security and any breach could harm our business and reputation. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, or loss of data. We may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach since our applications frequently manage sensitive and personally identifiable customer information. We may also be subject to claims associated with invasion of privacy or inappropriate disclosure, use or loss of this information and fraud and identity theft crimes associated with such use or loss. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business and operating results.

The regulatory environment for and certain legal uncertainties in the operation of our business and our customer's business could impair our growth or decrease demand for our services or increase our cost of doing business

Few laws currently apply directly to activity on the Internet and related services for businesses operating commercial online service. However, new laws are frequently proposed and other laws made applicable to Internet communications every year both in the U.S. and internationally. In particular, in the operation of our business we face risks associated with privacy, confidentiality of user data and communications, consumer protection and pricing, taxation, content, copyright, trade secrets, trademarks, antitrust, defamation and other legal issues. In particular, legal concerns with respect to communication of confidential data have affected our financial services and health care customers due to newly enacted federal legislation. The growth of the industry and the proliferation of ecommerce services may prompt further legislative attention to our industry and thus invite more regulatory control of our business. Further, the growth and development of the market for commercial online transactions may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies engaged in ecommerce. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.

In addition, the applicability of laws and regulations directly applicable to the businesses of our customers, particularly customers in the fields of financial services, will continue to affect us. The security of information about our customers' end-users continues to be an area where a variety of laws and regulations with respect to privacy and confidentiality are enacted. As our customers implement the protections and prohibitions with respect to the transmission of end-user data, our customers will look to us to assist them in remaining in compliance with this evolving area of regulation. In particular the Gramm-Leach-Bliley Act contains restrictions with respect to the use and protection of financial services records for end-users whose information may pass through our system.

The imposition of more stringent protections and/or new regulations and the application of existing laws to our business could burden our company and those with which we do business. Further, the adoption of additional laws and regulations could limit the growth of our business and that of our business partners and customers. Any decreased generalized demand for our services, or the loss/decrease in business by a key partner or customer due to regulation or the expense of compliance with any regulation, could either increase the costs associated with our business or affect revenue, either of which could harm our financial condition or operating results.

Finally, we face increased regulatory scrutiny and potential criminal liability for our executives associated with various accounting and corporate governance rules promulgated under the Sarbanes-Oxley Act of 2002. We have reviewed and will continue to monitor all of our accounting policies and practices, legal disclosure and corporate governance policies under the new legislation, including those related to relationships with our independent accountants, enhanced financial disclosures, internal controls, board and board committee practices, corporate responsibility and loan practices, and intend to fully comply with such laws. Nevertheless, such increased scrutiny and penalties involve risks to both eGain and our executive officers and directors in monitoring and insuring compliance. A failure to properly navigate the legal disclosure environment and implement and enforce appropriate policies and procedures, if needed, could harm our business and prospects.

We may need to license third-party technologies and may be unable to do

To the extent we need to license third-party technologies, we may be unable to do so on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our products or services. Third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs. Our inability to obtain and successfully integrate any of these licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. This in turn would harm our business and operating results.

We may engage in future acquisitions or investments that could dilute our existing stockholders, cause us to incur significant expenses or harm our business

We may review acquisition or investment prospects that might complement our current business or enhance our technological capabilities. Integrating any newly acquired businesses or their technologies or products may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, if at all, and, in the case of equity financings, may result in dilution to our existing stockholders. We may not be able to operate acquired businesses profitably. If we are unable to integrate newly acquired entities or technologies effectively, our operating results could suffer. Future acquisitions by us could also result in large and immediate write-offs, incurrence of debt and contingent liabilities, or amortization of expenses related to goodwill and other intangibles, any of which could harm our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease all facilities used in our business. The following table summarizes our principal properties.

Location	Principal Use	Approximate Square Footage	Lease Expiration Date
Mountain View, California	Corporate Headquarters	16,000	2011
Pune, India	Corporate Offices	24,331	2010
Gurgaon, India	Corporate Offices	6,400	2009
Slough, England	European Headquarters	7,000	2008

Including a new office in Gurgaon, India which opened in September, 2006, we believe our facilities are suitable for our uses and are generally adequate to support the current level of operations for the next 12 months.

ITEM 3. LEGAL PROCEEDINGS

Beginning on October 25, 2001, a number of securities class action complaints were filed against us, and certain of our then officers and directors and underwriters connected with our initial public offering of common stock in the U.S. District Court for the Southern District of New York (*consolidated into In re Initial Public Offering Sec. Litig.*). The complaints alleged generally that the prospectus under which such securities were sold contained false and misleading statements with respect to discounts and excess commissions received by the underwriters as well as allegations of "laddering" whereby underwriters required their customers to purchase additional shares in the aftermarket in exchange for an allocation of IPO shares. The complaints sought an unspecified amount in damages on behalf of persons who purchased the common stock between September 23, 1999 and December 6, 2000. Similar complaints were filed against 55 underwriters and more than 300 other companies and other individuals. The over 1,000 complaints were consolidated into a single action. We reached an agreement with the plaintiffs to resolve the cases as to our liability and that of our officers and directors. The settlement involved no monetary payment or other consideration by us or our officers and directors and no admission of liability. On August 31, 2005, the court issued an order preliminarily approving the settlement and setting a public hearing on its fairness for April 24, 2006 (the postponement from January 2006 to April 2006 was because of difficulties in mailing the required notice to class members). On October 27, 2005, the court issued an order making some minor changes to the form of notice to be sent to class members. On January 17, 2006, the court issued an order modifying the preliminary settlement approval order to extend the time within which notice must be given to the class, which time had expired on January 15, 2006. On April 24, 2006, the Court held a public hearing on the fairness of the proposed settlement. Meanwhile the consolidated case against the underwriters proceeded. In October 2004, the district court certified a class. On December 5, 2006, however, the Second Circuit reversed, holding that a class could not be certified In re Initial Public Offering Sec. Litig., 471 F.3d 24 (2d Cir. 2006), the Second Circuit's holding, while directly affecting only the underwriters, raised doubt as to whether the settlement class contemplated by the proposed issuer settlement would be approved in its present form. A petition for rehearing was filed January 5, 2007. The Court of Appeals denied a petition for rehearing on April 6, 2007. On June 25, 2007, the district court entered a stipulated order terminating the proposed issuer settlement. Plaintiffs are proceeding with discovery as to underwriters and issuers, although principally with respect to focus or test cases that do not name the Company as a defendant. The court set a briefing schedule for a new class certification motion, which is expected to be heard in early 2008. We have not accrued any liability or expect the outcome of this litigation to have a material impact on our financial condition.

On February 12, 2004, we filed suit in the Superior Court of the State of California, Santa Clara County against Insight Enterprises, Inc., the acquirer of Comark, Inc., a value-added reseller of our software, claiming *inter alia* breach of contract and failure to pay in connection with a sale of our software to one customer. On June 25, 2007 we entered into a settlement agreement with Insight Enterprises. Inc. In exchange for a one-time payment that we received in June 2007, we agreed to dismiss the lawsuit with prejudice.

On April 5, 2007, Polaris IP, LLC ("Polaris") sued eGain, our subsidiary Inference Corp. and certain eGain Customers for patent infringement in the U.S. District Court for the Eastern District of Texas, Marshall Division, which alleged infringement of US patent Nos. 6,411,947 and 6,278,996. After various motions in this patent infringement case and the filing by eGain of a declaratory judgment action in Minnesota, the parties agreed to a settlement, which occurred on September 27, 2007. eGain and eGain related companies obtained a license to certain Polaris patents on terms that allow the license to continue until the expiration of these patents. The parties agreed to dismiss their claims against each other with prejudice. The terms of the settlement included the release and dismissal of our customers named in the litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDERS MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

eGain's Common Stock trades on the OTC Bulletin Board under the symbol "EGAN.OB". The following table sets forth, for the periods indicated, high and low bid prices for eGain's Common Stock as reported by the OTC Bulletin Board.

	High	Low
Year Ended June 30, 2007		
First Quarter	$1.65	$1.04
Second Quarter	1.80	1.20
Third Quarter	1.45	1.01
Fourth Quarter	1.26	0.94
Year Ended June 30, 2006		
First Quarter	$1.00	$0.60
Second Quarter	0.90	0.60
Third Quarter	1.95	0.72
Fourth Quarter	1.75	1.21

Holders

As of September 21, 2007, there were approximately 414 stockholders of record. This number does not include stockholders whose shares are held in trust by other entities. We estimate that there were approximately 5,300 beneficial stockholders of our common stock as of September 21, 2007.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation of our business and do not intend to pay any cash dividends in the foreseeable future.

Performance Graph

The following graph illustrates a comparison of the cumulative total stockholder return (change in stock price plus reinvested dividends) of eGain's common stock with a Self-Determined Peer Group (the "Peer Group") and the CRSP Total Return Index for the Nasdaq U.S. and Foreign Stocks (the "Nasdaq Composite Index") for five years ended June 30, 2007. The graph and table assume that, an investment of $100 in the common stock of eGain, and in each index on June 28, 2002, and that all dividends were reinvested. eGain has not paid or declared any cash dividends on its common stock. eGain's common stock is traded on the OTC Bulletin Board owned by the Nasdaq Global Market, Inc. The comparisons in the table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of eGain's common stock.


TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 06/28/2002)
Dollars
$400.00
$300.00
$200.00
$100.00
$0.00
eGain
NASDAQ
eCRM Peer Index

	6/28/2002	6/30/2003	6/30/2004	6/30/2005	6/30/2006	6/30/2007
eGain	$100.00	$180.77	$40.38	$25.00	$50.00	$38.46
NASDAQ	$100.00	$110.91	$139.95	$140.58	$148.45	$177.91
eCRM Peer Index	$100.00	$156.10	$183.08	$147.95	$258.52	$304.66

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the foregoing information relating to the price performance of our common stock shall not be deemed to be 'filed' with the SEC or to be "soliciting material" under the Exchange Act, and it shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth on the following page should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere in this Form 10-K. Historical results are not necessarily indicative of results that may be expected for future periods.

	Fiscal Years Ended June 30,				
	2007	2006	2005	2004	2003
	(in thousands, except per share information)				
Revenue:					
License	$ 3,407	$ 5,967	$ 5,960	$ 4,058	$ 6,095
Support and Services	19,066	16,597	14,468	15,545	15,989
Total revenue	22,473	22,564	20,428	19,603	22,084
Cost of license	99	231	406	1,646	1,772
Cost of support and services	9,132	6,985	6,215	6,462	8,738
Cost of revenue—acquisition related	—	—	—	—	827
Gross profit	13,242	15,348	13,807	11,495	10,747
Operating costs and expenses:					
Research and development	3,973	3,046	2,367	2,942	5,869
Sales and marketing	12,853	9,570	8,855	8,284	9,598
General and administrative	2,884	2,637	3,295	3,447	4,816
Amortization of intangible assets	—	—	—	1,203	1,307
Amortization of deferred compensation	—	—	—	—	157
Restructuring and other	—	—	(922)	23	620
Total operating costs and expenses	19,710	15,253	13,595	15,899	22,367
Income / (loss) from operations	(6,468)	95	212	(4,404)	(11,620)
Interest expense, net	(1,167)	(1,040)	(954)	(596)	(283)
Other income	72	32	100	106	427
Loss before income tax	(7,563)	(913)	(842)	(4,894)	(11,476)
Income tax	(136)	(146)	—	—	—
Net loss	(7,699)	(1,059)	(842)	(4,894)	(11,476)
Dividends on convertible preferred stock	—	—	(3,732)	(7,384)	(6,890)
Net loss applicable to common stockholders	$ (7,699)	$ (1,059)	$ (4,574)	$(12,278)	$(18,366)
Per share information:					
Basic / diluted net loss per common share	$ (0.50)	$ (0.07)	$ (0.47)	$ (3.33)	$ (5.01)
Weighted average shares used in computing basic / diluted net loss per common share	15,317	15,308	9,731	3,688	3,664

Below is summary of stock based compensation included in the costs and expenses above:

	2007	2006	2005	2004	2003
Cost of support and services	$ 47	$ 34	$ —	$ —	$ —
Research and development	39	53	—	—	—
Sales and marketing	127	80	—	—	—
General and administrative	62	95	—	—	—
Total stock-based compensation expense	$ 273	$ 262	$ —	$ —	$ —

	June 30,				
	2007	2006	2005	2004	2003
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 6,195	$ 6,916	$ 4,498	$ 5,181	$ 4,407
Working capital	(4,111)	347	794	2,009	(172)
Total assets	15,362	16,105	15,904	15,161	19,038
Deferred revenue	$ 5,541	$ 4,259	$ 4,144	$ 3,731	$ 4,333
Long-term debt	11,820	8,729	7,648	6,607	1,974

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. These statements may be identified by the use of the words such as "anticipates," "believes," "continue," "could," "would," "estimates," "forecasts," "expects," "intends," "may," "might," "plans," "potential," "predicts," "should," or "will" and similar expressions or the negative of those terms. The forward-looking statements include, but are not limited to, risks stemming from: our failure to improve our sales results and grow revenue; our failure to compete successfully in the markets in which we do business; the impact of our hybrid revenue model; our history of net losses and our ability to achieve profitability; the adequacy of our capital resources and need for additional financing; the continued lengthy and delayed sales cycles of our goods and services; the development of our strategic relationships and third party distribution channels; broad economic and political instability around the world affecting the market for our goods and services; the continued adoption of customer service and contact center software solutions; our ability to respond to rapid technological change and competitive challenges; our substantial international operations; legal and regulatory uncertainties and other risks related to protection of our intellectual property assets; and the operational integrity and maintenance of our systems. Our actual results could differ materially from those discussed in statements relating to our future plans, product releases, objectives, expectations and intentions, and other assumptions underlying or relating to any of these statements. Factors that could contribute to such differences include those discussed in "Factors That May Affect Future Results" and elsewhere in this document. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or understanding to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a pioneer in, and a leading provider of, customer service and contact center software that enables companies to build customer interaction hubs. An innovative approach to customer service, these hubs reduce customer service costs while enhancing customer experience within and across interaction channels by centralizing interaction history, knowledge management, business rules, analytics, workflow and application management in one platform. Trusted by prominent enterprises and growing mid-sized companies worldwide, eGain's award winning software has been helping organizations achieve and sustain customer service excellence for more than a decade.

We were founded in September 1997. Since inception, we have incurred substantial costs developing our proprietary technological solutions, recruiting and compensating personnel, and purchasing operating assets. In response to our revenues declining during fiscal years 2001 through 2004, we took actions to reduce overall expense rates. In fiscal year 2005, we started to make modest increases in sales and marketing investments and as a result of these actions, net revenues increased to $22.6 million in fiscal year 2006 from $20.4 in fiscal year 2005. In addition, we had income from operations of $95,000 in fiscal year 2006 and income from operations of $212,000 in fiscal year 2005. Our recorded net cash provided from operating activities of $3.0 million in fiscal year 2006 compared to net cash used in operating activities of $1.1 million in fiscal year 2005.

Based upon the increased revenues and income from operations in fiscal years 2006 and 2005 as well as the positive cash flow from operating activities in fiscal year 2006, we made increased investments in our business in fiscal year 2007 including an expansion of the product and sales and marketing teams. This investment was driven in part by the OEM agreement we signed with Cisco Systems in August 2006. Under this agreement we will supply unified communications technology for use in certain Cisco products. Pursuant to the agreement, there are certain minimum royalty payments due to us from Cisco based upon our successful delivery of certain milestones that are projected over the first eighteen months of the agreement. The first major milestone was delivered and accepted in December 2006. Given that the agreement required us to make significant product customizations before delivery to Cisco, there were limited sales of the OEM product in fiscal year 2007. The investment we made in our sales and marketing teams did not convert into revenue in fiscal year 2007 due to the ramp up time of the new sales personnel and the shift in our mix of customer contracts from license arrangements toward hosting arrangements. In fiscal year 2007, we recorded revenue of $22.5 million, loss from operations of $6.5 million and net cash used in operations of $2.8 million. We anticipate an increase in revenue in fiscal year 2008 from the new business generated by our direct sales team, royalties from the Cisco OEM agreement and the recognition of deferred revenue. As of June 30, 2007 our cash and cash equivalents were $6.2 million compared to $6.9 million on June 30, 2006.

We believe that existing capital resources will enable us to maintain current and planned operations for the next 12 months. We intend to continue to make investments in product development and technology to enhance our current products and services, develop new products and services and further advance our solution offerings. We have only achieved profitability on an operating basis in fiscal years 2006 and 2005, and in view of the rapidly evolving nature of our business and limited operating history, we believe that period-to-period comparisons of our revenue and operating results may not be meaningful and should not be relied upon as indications of future performance.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, valuation allowance and accrued liabilities, long-lived assets and stock-based compensation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We derive revenues from two sources: license fees, and support and services. Support and services includes hosting, software maintenance and support and professional services. Maintenance and support consists of technical support and software upgrades and enhancements. Professional services primarily consist of consulting and implementation services and training. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if different conditions were to prevail.

We apply the provisions of Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*, ("SOP 97-2") as amended by SOP No. 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, ("SOP 98-9") to all transactions involving the licensing of software products. In the event of a multiple element arrangement for a license transaction we evaluate the transaction to determine if each element represents a separate unit of accounting taking into account all factors following the guidelines set forth in SOP 97-2, or for a hosting transaction, Emerging Issues Task Force Issue ("EITF") No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, ("EITF 00-21"). For professional services, where the services are not essential to the functionality, the services revenues are recognized in accordance with SOP 97-2. If the services are essential to the functionality, the services revenues are recognized in accordance with the provisions of SOP No. 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts*, ("SOP 81-1").

When licenses are sold together with system implementation and consulting services, license fees are recognized upon delivery, generally the date of electronic transmission or shipment, provided that (i) payment of the license fees is not dependent upon the performance of the consulting and implementation services, (ii) the services are available from other vendors, (iii) the services qualify for separate accounting as we have sufficient experience in providing such services, have the ability to estimate cost of providing such services, and we have vendor specific objective evidence of pricing, and (iv) the services are not essential to the functionality of the software.

We use signed software license and services agreements and order forms as evidence of an arrangement for sales of software, hosting, maintenance and support. We use signed engagement letters to evidence an arrangement for professional services.

License Revenue

We recognize license revenue when persuasive evidence of an arrangement exists, the product has been delivered, no significant obligations remain, the fee is fixed or determinable, and collection of the resulting receivable is probable. In software arrangements that include rights to multiple software products and/or services, and have vendor specific objective evidence on all of the undelivered elements, we use the residual method to recognize revenue. Under the residual method revenue is allocated to the undelivered elements based on vendor specific objective evidence of the fair value of such undelivered elements. The residual amount of revenue is then allocated to the delivered elements and recognized as revenue assuming all other criteria for revenue recognition have been met. Such undelivered elements in these arrangements typically consist of software maintenance and support, implementation and consulting services and in some cases hosting services.

Software is delivered to customers electronically or on a CD-ROM, and license files are delivered electronically. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. We have standard payment terms included in our contracts. We assess collectibility based on a number of factors, including the customer's past payment history and its current creditworthiness. If we determine that collection of a fee is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

We periodically sell to resellers. License sales to resellers as a percentage of total revenue was approximately 4 % in fiscal 2007 and 10% in fiscal 2006. Revenue from sales to resellers is generally recognized upon delivery to the reseller but depends on the facts and circumstances of the transaction, such as our understanding of the reseller's plans to sell the software, if there are any return provisions, price protection or other allowances, the reseller's financial status and our past experience with the particular reseller. Historically sales to resellers have not included any return provisions, price protections, other allowances or extended payment terms.

Professional Services Revenue

Included in support and services revenues are revenues derived from system implementation, consulting and training. For license transactions, the majority of our consulting and implementation services and accompanying agreements qualify for separate accounting. We use vendor specific objective evidence of fair value for the services and maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Our consulting and implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. Substantially all of our contracts are on a time-and-materials basis. For time-and-materials contracts, where the services are not essential to the functionality of the software, we recognize revenue as services are performed. If the services are essential to functionality, then both the product license revenue and the service revenues are recognized under the percentage of completion method. For a fixed-fee contract, where services are not essential to the functionality, we recognize revenue based upon the costs and efforts to complete the services in accordance with the percentage of completion method provided we are able to estimate such cost and efforts. If the fixed fee services are essential to the functionality, we recognize the revenue using contract accounting.

In August 2006, we entered into an OEM agreement with Cisco Systems. Under this agreement we will supply unified communications technology for use in certain Cisco products. Pursuant to the agreement, there are certain minimum royalty payments due to us from Cisco based upon our successful delivery of certain milestones that are projected over the first eighteen months of the agreement. The first major milestone was delivered and accepted in December 2006. This OEM agreement with Cisco includes multiple elements, including significant product customizations that are subject to Cisco's acceptance. We have determined that this arrangement should be accounted for under the contract accounting method per paragraph 65 of SOP 97-2. In addition, we have determined that no loss will be incurred in the arrangement, however, at present the lowest probable level of profit cannot be determined, and therefore, a zero estimate of profit is used in calculating revenue. Revenue from this arrangement as a percentage of total revenue was approximately 4% for the fiscal year ended June 30, 2007, and is all related to professional services revenue.

For hosting consulting and implementation services that do not qualify for separate accounting, we recognize the services revenue ratably over the estimated life of the customer hosting relationship.

Training revenue is recognized when training is provided, or in the case of hosting, when the customer also has access to the hosting services, if such training services meet the separable criteria.

Hosting Services Revenue

Included in support services revenues are revenues derived from our hosted service offerings. We recognize hosting services revenue ratably over the period of the applicable agreement as services are provided. Hosting agreements are typically for a period of one or two years and automatically renew unless either party cancels the agreement. The majority of the hosting services customers purchase a combination of our hosting service and professional services. In some cases the customer may also acquire a license for the software.

We evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. We consider the applicability of EITF No. 00-03, *Application of SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware,* ("EITF 00-03") on a contract-by-contract basis. In hosted term-based agreements, where the customer does not have the contractual right to take possession of the software, the revenue is recognized on a monthly basis over the term of the contract. Amounts that are billable are invoiced and recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. For professional services that we determine do not have stand-alone value to the customer, we recognize the services revenue ratably over the longer of the remaining contractual period or the remaining estimated life of the customer hosting relationship, once hosting has gone live. We currently estimate the life of our customer hosting relationship to be 20 months, based on the average life of all hosting customer relationships.

If we determine that the customer has the contractual right to take possession of our software at any time during the hosting period without significant penalty, and can feasibly run the software on its own hardware or enter into another arrangement with a third party to host the software, a software element covered by SOP 97-2 exists. When a software element exists in a hosting services arrangement, we recognize the license, professional services and hosting services revenues pursuant to SOP 97-2. We have established vendor specific objective evidence for the hosting and support elements of perpetual license sales, based on the prices charged when sold separately and substantive renewal terms. Accordingly, revenue for the perpetual software license element is determined using the residual method and is recognized upon delivery. Revenue for the hosting and support elements is recognized ratably over the contractual time period. Professional services are recognized as described above under "Professional Services Revenue". If evidence of fair value cannot be established for the undelivered elements of an agreement, the entire amount of revenue from the arrangement is recognized ratably over the period that these elements are delivered.

Maintenance and Support Revenue

Included in support services revenues are revenues derived from maintenance and support. Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one year. Maintenance and support is renewable by the customer on an annual basis. Rates for maintenance and support, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

Stock-Based Compensation

We adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R") effective July 1, 2005. SFAS 123R is a new and very complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates to value equity-based compensation. We determine the appropriate measure of expected volatility by reviewing historic volatility in the share price of our common stock. We base our assumptions for forfeiture rates on our historic activity. We used a temporary simplified method to develop the estimate of the expected life of a "plain vanilla" employee stock option. Under this approach, the expected life would be presumed to be the mid-point between the vesting date and the end of the contractual term. SFAS 123R also requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement reduces net operating cash flows and increases net financing cash flows in periods after the effective date. This tax difference for unexercised options must also be recorded as a deferred tax item and recorded in additional paid in capital.

Valuation of Goodwill

We review goodwill annually for impairment (or more frequently if impairment indicators arise). We perform an annual goodwill impairment review April 1 every year and we have found no impairment in the last three years.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts to reserve for potential uncollectible trade receivables. We review our trade receivables by aging category to identify specific customers with known disputes or collectibility issues. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. If we make different judgments or utilize different estimates, material differences may result in additional reserves for trade receivables, which would be reflected by charges in general and administrative expenses for any period presented.

Results of Operations

The following table sets forth certain items reflected in our consolidated statements of operations expressed as a percent of total revenues for the periods indicated.

	Fiscal Year		
	2007	2006	2005
Revenue:			
License	15%	26%	29%
Support and Services	85%	74%	71%
Total revenue	100%	100%	100%
Cost of license	0%	1%	2%
Cost of support and services	41%	31%	30%
Gross profit (loss)	59%	68%	68%
Research and development	18%	13%	12%
Sales and marketing	57%	42%	43%
General and administrative	13%	12%	16%
Restructuring and other	—	—	(4)%
Total operating costs and expenses	88%	67%	67%
Income / (Loss) from operations	(29)%	1%	1%

Revenue

Total revenue, which consists of license revenue and support and services revenue, was $22.5 million, $22.6 million, and $20.4 million, in fiscal years 2007, 2006, and 2005, respectively. In fiscal year 2007, total revenue remained substantially unchanged from fiscal year 2006. In fiscal year 2006, total revenue increased 10%, or $2.1 million compared to fiscal year 2005. The unchanged total revenue in fiscal year 2007 was primarily due to the increase in support and services revenue offset by the decrease in license revenue. The increase in total revenue in fiscal year 2006 was also primarily due to the increase in support and services revenue.

We are continuing to see increased interest from medium to large-sized companies in our customer interaction solutions. Based upon this interest and our projected increase in sales and marketing activities we anticipate total revenue to increase over the next fiscal year. There is however general unpredictability of the length of our current sales cycles, the timing of revenue recognition on more complex license transactions and seasonal buying patterns. For example, in fiscal year 2007 we deferred license revenue of $2.1 million due to the complexity of three large transactions we executed in the fourth quarter of fiscal year 2007 and our revenue in fiscal year 2006 was impacted by an anticipated large transaction that moved into fiscal year 2007. Also, because we offer a hybrid delivery model, the mix of new hosting and license business in a quarter could also have an impact on our revenue in a particular quarter. The value of new hosting transactions, as a percentage of combined new hosting and license business was over 39% and 30 % for the fiscal years 2007 and 2006, respectively. For license transactions the license revenue amount is generally recognized in the quarter delivery and acceptance of our software takes place whereas, for hosting transactions, hosting revenue is recognized ratably over the term of the hosting contract, which is typically one to two years. As a result, our total revenue may increase or decrease in future quarters as a result of the timing and mix of license and hosting transactions.

License

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
	(in thousands)						
Revenue:							
License	$3,407	$5,967	$5,960	$(2,560)	(43)%	$7	0%
Percentage of total revenue	15%	26%	29%				

License revenue was $3.4 million, $6.0 million, and $6.0 million in fiscal years 2007, 2006, and 2005, respectively. This represents a decrease of 43% or $2.6 million in fiscal year 2007 from fiscal year 2006 and no change in fiscal year 2006 compared to fiscal year 2005. The decrease in fiscal year 2007 was primarily due in part to: (i) the shift in our customer's buying patterns resulting in an increase in new hosting business and (ii) the deferral of revenue for three large license transactions totaling $2.1 million in the fourth quarter of fiscal year 2007. Even though license revenue decreased in fiscal year 2007, the size of license deals signed in fiscal year 2007 increased from fiscal year 2006. The total of the three largest license contracts signed in fiscal year 2007 was $3.8 million including two transactions over $1.0 million and one of approximately $800,000 compared to two license transactions over $1.0 million in fiscal year 2006. License revenue represented 15%, 26% and 29% of total revenue for the fiscal years 2007, 2006 and 2005, respectively. Given the general unpredictability of the length of current sales cycles and the mix of new hosting and license business, license revenue may increase or decrease in the future but we anticipate license revenues to increase in fiscal year 2008.

Support and Services

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
	(in thousands)						
Revenue:							
Hosting services	$ 4,356	$ 3,658	$ 3,502	$ 698	19%	$ 156	4%
Maint. and support services	$ 8,832	$ 8,431	$ 7,957	$ 401	5%	$ 474	6%
Professional services	$ 5,878	$ 4,508	$ 3,009	$1,370	30%	$1,499	50%
Total support and services	$19,066	$16,597	$14,468	$2,470	15%	$2,129	15%
Percentage of total revenue	85%	74%	71%				

Support and services includes hosting, software maintenance and support and professional services. Maintenance and support consists of technical support and software upgrades and enhancements. Professional services primarily consist of consulting and implementation services and training. Support and services revenue was $19.1 million, $16.6 million and $14.5 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 15% or $2.5 million in fiscal year 2007 compared to fiscal year 2006 and an increase of 15% or $2.1 million in fiscal year 2006 compared to fiscal year 2005. Support and services revenue represented 85%, 74% and 71% of total revenue for the fiscal years 2007, 2006 and 2005, respectively.

Hosting revenue was $4.4 million, $3.7 million and $3.5 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 19% or $698,000 in fiscal year 2007 compared to 4% or $156,000 in fiscal year 2006 compared to fiscal year 2005. Hosting revenues increased year-over-year from fiscal year 2006 to fiscal year 2007 due primarily to the increased size of new hosting contracts with larger enterprises. There were two new large hosting contracts totaling over $2.5 million in fiscal year 2007 compared to four new hosting contracts over $100,000 in fiscal year 2006 and three new hosting contracts over $100,000 in fiscal year 2005. We expect hosting revenue to increase in fiscal year 2008 based upon current renewal rates for existing hosted customers, the new hosting agreements entered into in recent quarters that we expect to start generating hosting revenue in future quarters and the increased interest we are seeing for our hosting or on demand services from our target customers.

Maintenance and support revenue was $8.8 million, $8.4 million and $8.0 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 5% or $401,000 compared to fiscal year 2006 and an increase of 6% or $474,000 in fiscal year 2006 compared to fiscal year 2005. The increase in fiscal year 2007 was primarily due to the change in the exchange rate between the US dollar and British pound. The increase in fiscal year 2006 was due to the increase of license revenue in the first three quarters in of the fiscal year compared to the comparable year-ago period while renewal rates for existing customers improved in fiscal year 2006 when compared to renewal rates for fiscal year 2005. We expect maintenance and support revenue to increase in fiscal year 2008 based upon current renewal rates for existing maintenance and support customers and the projected levels of new license sales.

Professional services revenue was $5.9 million, $4.5 million and $3.0 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 30% or $1.4 million in fiscal year 2007 compared to fiscal year 2006 and an increase of 50% or $1.5 million in fiscal year 2006 compared to fiscal year 2005 . The increase in fiscal year 2007 was primarily due to (i) approximately $911,000 of services delivered associated with the OEM Agreement we entered into with Cisco Systems in August 2006, (ii) our increased focus in selling our products and services to larger organizations has resulted in an increase in the size of professional services engagements with these larger companies deploying our customer interaction solutions within their organizations, contributing to an increase of approximately $600,000 in North America. The increase in fiscal year 2006 was primarily due to (i) our continued focus in selling our products and services to larger organizations that has resulted in an increase in the size of professional services engagements with these larger companies deploying our customer interaction solutions within their organizations, and (ii) existing customers upgrading to our eGain Service 7™ product.

In fiscal years 2007, 2006 and 2005, no single customer accounted for more than 10% of total revenue.

Cost of Revenue

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
			(in thousands)				
Cost of revenue	$9,231	$7,216	$6,621	$2,015	28%	$595	9%
Percentage of total revenue	41%	32%	32%				
Gross Margin	59%	68%	68%				

Total cost of revenue was $9.2 million, $7.2 million and $6.6 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 28% or $2.0 million in fiscal year 2007 compared to fiscal year 2006 and an increase of 9% or $595,000 in fiscal year 2006 compared to fiscal year 2005. Total cost of revenue as a percentage of total revenues was 41% (a gross margin of 59%) in fiscal year 2007 as compared to 32% (a gross margin of 68%) in fiscal year 2006. The increase in fiscal year 2007 was primarily due to (i) the research and development personnel cost related to the Cisco OEM agreement of approximately $699,000, (ii) increased personnel expenses of $629,000 from the additional headcount from our operations in North America and India (iii) the increase in hosting related cost of approximately $177,000 and depreciation and software expenses of $204,000, and (iv) an increase in European expenses of approximately $229,000 related to the change in the exchange rate between the U.S. dollar and British pound.

Gross margin for fiscal year 2007 was 59% compared to 68% from the last year. The mix between license revenue and support and services revenue was the primary reason for the overall decrease in the gross margin.

In order to better understand the changes within our cost of revenues and resulting gross margins, we have provided the following discussion of the individual components of our cost of revenues.

Cost of License

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
			(in thousands)				
Cost of license	$ 99	$ 231	$ 406	$(132)	(57)%	$(175)	(43)%
Percentage of license revenue	3%	4%	7%				
Gross Margin	97%	96%	93%				

Cost of license primarily includes third-party software royalties and delivery costs for shipments to customers. Total cost of license was $99,000, $231,000 and $406,000 in fiscal years 2007, 2006 and 2005, respectively. This represented a decrease of 57% or $132,000 in fiscal year 2007 compared to 2006 and a decrease of 43% or $175,000 in fiscal year 2006 compared to fiscal year 2005. Total cost of license decreased as a percentage of total license revenues to 3% in fiscal year 2007 as compared to 4% in the fiscal year 2006 but the gross margin increased to 97% in fiscal year 2007 as compared to 96% in fiscal year 2006. The decrease in fiscal year 2007 and 2006 were due to the expiration and renegotiation of certain royalty agreements that resulted in a reduction in the amortization of prepaid royalties. As part of our ongoing product development strategy, eGain Service 7 has less third-party software built into it than prior product releases and therefore lower corresponding costs for third-party intellectual property. We anticipate cost of license as a percentage of revenue to remain relatively constant in future periods, but to increase or decrease in absolute dollars based upon the increase or decrease in our license revenue in future periods.

Cost of Support and Services

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
			(in thousands)				
Cost of support and services	$9,132	$6,985	$6,215	$2,147	31%	$770	12%
Percentage of supp. and serv. revenue	48%	42%	43%				
Gross Margin	52%	58%	57%				

Cost of support and services includes personnel costs for our hosting services, consulting services and customer support. It also includes depreciation of capital equipment used in our hosted network, cost of support for the third-party software and lease costs paid to remote co-location centers. In addition, as the Cisco OEM arrangement is being accounted for under the contract accounting method per paragraph 65 of SOP 97-2 and a zero estimate of profit is being used in calculating revenue, we recorded costs associated with this agreement of approximately $911,000 for fiscal year 2007. The majority of the services delivered in connection with this agreement have been performed by research and development personnel totaling approximately $680,000 and the remainder being performed by services and sales personnel totaling approximately $231,000.

Total cost of support and services was $9.1 million, $7.0 million, and $6.2 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 31% or $2.1 million in fiscal year 2007 compared to fiscal year 2006 and an increase of 12% or $770,000 in fiscal year 2006 compared to fiscal year 2005. Total cost of support and services as a percentage of total support and services revenue was 48% (a gross margin of 52%) in the fiscal year 2007 compared to 42% (a gross margin of 58%) in the fiscal year 2006 period and 43% (a gross margin of 57%) in the fiscal year 2005 period. The increase in fiscal year 2007 was primarily due to (i) the research and development personnel cost related to the Cisco OEM agreement of approximately $699,000, (ii) increased personnel expenses of $627,000 from the additional headcount from our operations in North America and India, (iii) the increase in hosting costs of approximately $177,000 and depreciation and software expenses of $204,000, and (iv) an increase in European expenses of approximately $229,000 related to the change in the exchange rate between the U.S. dollar and British pound. The increase in fiscal year 2006 was primarily due to an increase of personnel costs by $340,000 associated with delivering the increased professional services engagements and an increase of $130,000 in depreciation expense related to the addition of hosting equipment. Based upon current revenue expectations, we anticipate cost of support and services to increase in absolute dollars in future periods but for the gross margins to remain relatively constant in future periods while we continue to account for the Cisco OEM agreement under a zero estimate of profit.

Research and Development

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	*2006*	*2005*	*2006 to 2007*		*2005 to 2006*	
			(in thousands)				
Research and Development	$3,973	$3,046	$2,367	$927	30%	$679	29%
Percentage of total revenue	18%	13%	12%				

Research and development expenses primarily consist of compensation and benefits for our engineering, product management and quality assurance personnel and, to a lesser extent, occupancy costs and related overhead. Research and development expense was $4.0 million, $3.0 million and $2.4 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 30% or $927,000 in the fiscal year 2007 compared to fiscal year 2006 and an increase of 29% or $679,000 in fiscal year 2006 compared to fiscal year 2005. Total research and development expenses as a percentage of total revenues was 18% in the fiscal year 2007 compared to 13% in the fiscal year 2006 period. The increase in fiscal year 2007 was primarily due to (i) increased personnel and personnel-related costs of $1.1 million and (ii) an increase of $423,000 in outside consulting expenses. The increase was partially offset by the services performed by research and development personnel in connection with the Cisco OEM agreement charged to cost of support and services. The increase in fiscal year 2006 was primarily due to increased costs in our eGain India operations. This included an increase of approximately $130,000 in outside consulting services and an increase of approximately $518,000 in personnel costs related to (i) a 40% increase in research and development headcount, and (ii) salary adjustments for our existing employees. The increase is consistent with our continued commitment to invest in product innovation. Based upon our current product development plans we anticipate an increase in research and development expense in fiscal year 2008, primarily due to an increase in personnel costs.

Sales and Marketing

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
			(in thousands)				
Sales	$10,673	$7,846	$7,051	$2,827	36%	$795	11%
Marketing	$ 2,180	$1,724	$1,804	$ 456	26%	$(80)	(4)%
Total Sales and Marketing	$12,853	$9,570	$8,855	$3,283	34%	$715	8%
Percentage of total revenue	57%	42%	43%				

Sales and marketing expenses primarily consist of compensation and benefits for our sales, marketing and business development personnel, lead generation activities, advertising, trade show and other promotional costs and, to a lesser extent, occupancy costs and related overhead. Sales and marketing expense was $12.9 million, $9.6 million and $8.9 million in fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 34% or $3.3 million in fiscal year 2007 compared to fiscal year 2006 and an increase of 8% or $715,000 in fiscal year 2006 compared to fiscal year 2005. Total sales and marketing expenses as a percentage of total revenues was 57% in the fiscal year 2007 compared to 42% in the fiscal year 2006.

Total sales expense was $10.7 million for fiscal year 2007 compared to $7.8 million for fiscal year 2006 and $7.0 million for the fiscal year 2005. The increase in fiscal year 2007 was primarily due to the increased personnel and personnel related costs of approximately $2.5 million and an increase in European expenses of approximately $338,000 related to the change in the exchange rate between the U.S. dollar and British pound.

The increase in fiscal year 2006 was primarily due to an increase in personnel costs related to the expansion of our sales force that was partially offset by the reduced expenses resulting from the closure of our Japan office in fiscal year 2005. As part of the sales expansion, we hired a new vice president of worldwide sales in December 2005 who reorganized the sales force to focus our sales efforts towards our target market: larger enterprise customers with a need for our customer interaction solutions. As part of this expansion the tele-marketing sales group that had previously been managed within the marketing group moved under the responsibility of sales management. The increase in sales personnel costs related to the tele-marketing group was approximately $123,000 and $140,000 in fiscal years 2007 and 2006 respectively.

Total marketing expenses were $2.2 million, $1.7 million and $1.8 million in fiscal years 2007, 2006 and 2005 respectively. The overall increase in fiscal year 2007 was primarily due to the increase in lead generation and marketing programs as well as the expansion of the marketing groups in both Europe and India. We maintained the level of spending in our lead generation and marketing programs in fiscal years 2006 and 2005; however, the overall marketing costs decreased by $100,000 due in part to the shift of the tele-marketing sales group from marketing into sales expense in the first part of fiscal year 2006.

We expect sales and marketing expenses to remain constant in fiscal year 2008 as the planned expansion of our sales team for fiscal year 2007 is complete.

General and Administrative

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
			(in thousands)				
General and administrative	$2,884	$2,637	$3,295	$247	9%	$(658)	(20)%
Percentage of total revenue	13%	12%	16%				

General and administrative expenses primarily consist of compensation and benefits for our finance, human resources, administrative and legal services personnel, fees for outside professional services, provision for doubtful accounts and, to a lesser extent, occupancy costs and related overhead. General and administrative expense was $2.9 million, $2.6 million and $3.3 million in the fiscal years 2007, 2006 and 2005, respectively. This represented an increase of 9% or $247,000 in fiscal year 2007 compared to fiscal year 2006 and a decrease of 20% or $658,000 in fiscal year 2006 compared to fiscal year 2005. Total general and administrative expenses as a percentage of total revenues increased to 13% in fiscal year 2007 as compared to 12% in the fiscal year 2006 period. The increase in fiscal 2007 was primarily due to (i) increased legal expense of $171,000, (ii) an increase of $115,000 in personnel expenses related to additional headcount and compensation increase for the North America and India operations and (iii) an increase in bad debt expense of $101,000 that was primarily related to increased specific reserves for overdue accounts in our European Receivables and was partially offset by (i) a decrease in sales tax expense by $94,000 and (ii) D&O insurance premiums reduced by $83,000. The decrease in fiscal year 2006 compared to fiscal year 2005 was primarily due to a decrease in personnel costs, the reduction in bad debt expenses, a reduction in legal fees and a reduction in premiums for directors' and officers' liability insurance. The decrease in personnel costs of $190,000 was mainly due to the reduction in personnel in Europe in the third quarter of fiscal year 2005. The bad debt expense reduction of $170,000 was primarily due to the reduction in the bad debt provision, related to the successful collection efforts that resulted in the reduced accounts receivable balance as of June 30, 2006 compared to June 30, 2005. Legal fees decreased by $141,000 primarily due to the increased legal fees in fiscal year 2005 associated with the conversion of all outstanding Series A Preferred Stock and accreted dividends into common stock in December 2004. Directors' and officers' liability insurance premiums decreased by $121,000. Based upon current revenue expectations, we anticipate general and administrative expenses to increase in fiscal year 2008.

Impairment of Long Lived Assets

In connection with the transitional goodwill impairment evaluation provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142") we performed an annual goodwill impairment review on April 30 every year, and we found no impairment in the last three years.

In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, ("SFAS 144"), we review long-lived assets for impairment, including property and equipment and intangible assets, whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Under SFAS 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. During fiscal years 2007, 2006 and 2005, we did not have any such losses.

Valuation and Amortization of Stock-Based Compensation

	Fiscal Year Ended June 30,			
	2007	2006	Change	%
	(in thousands)			
Cost of support and services	$ 47	$ 34	$ 13	28%
Research and development	$ 39	$ 53	$(14)	(26)%
Sales and marketing	$127	$ 80	$ 47	59%
General and administrative	$ 60	$ 95	$(35)	(37)%
Total Stock-Based Compensation	$273	$262	$ 11	4%
Percentage of total revenue	1%	1%		

Stock compensation expenses include the amortization of the fair value of share-based payments made to employees, members of our Board of Directors and consultants, primarily in the form of stock options as we adopted the provision of SFAS 123R on July 1, 2005. The fair value of stock options granted is recognized as an expense as the underlying stock options vest.

We use the modified prospective method to value our share-based payments under SFAS 123R. Accordingly, for fiscal year 2006, we accounted for stock compensation under SFAS 123R while for fiscal year 2005, we accounted for stock compensation under Accounting Principles Board ("APB") No. 25, *Accounting for Stock Issued to Employees*, ("APB 25"). Under APB 25, we were generally required to record compensation expense only if there were positive differences between the market value of our common stock and the exercise price of the options granted to employees as of the date of the grant. Under SFAS 123R, however, we record compensation expense for all share-based payments made to employees based on the fair value at the date of the grant. Therefore, stock compensation for fiscal year 2006 is not comparable to fiscal year 2005.

Based upon recent and anticipated option grants, we do not expect our stock compensation expense to increase significantly in fiscal year 2008.

Restructuring and Other Expense

There was no restructuring and other expense for the fiscal year's 2007 or 2006, compared to a net restructuring benefit of $944,000 in fiscal year 2005. All past restructuring activities were completed and paid in full as of September 30, 2005.

Income / (Loss) from Operations

	Fiscal Year Ended June 30			Year-Over-Year Change			
	2007	2006	2005	2006 to 2007		2005 to 2006	
	(in thousands)						
Operating income / (loss)	$(6,468)	$95	$212	$(6,563)	(6908)%	$117	(55)%
Operating margin	(49)%	1%	1%				

Loss from operations was $6.5 million in fiscal year 2007 compared to income of $95,000 in fiscal year 2006 and income of $212,000 in fiscal years 2006 and 2005, respectively. This represented a decrease of $6.6 million in fiscal year 2007 compared to fiscal year 2006 and a decrease of $117,000 in fiscal year 2006 compared to fiscal year 2005. The operating margin was a negative 49% in fiscal year 2007 and 1% in the fiscal year 2006 compared to a 1% margin in fiscal year 2005. The operating loss in fiscal 2007 was primarily related to (i) the increased cost from our investment in research and development and expansion of the sales team and (ii) the shift in our customer's buying patterns that resulted in an increase in new hosting business as percentage of total new business booked in fiscal year 2007, where the hosting revenue is recognized ratably over the term of the hosting contract, which is typically one to two years. The most significant changes in operating income in fiscal year 2006 compared to fiscal year 2005 were that no restructuring expense was recorded in fiscal year 2006 compared to a restructuring benefit of $944,000 recorded in fiscal year 2005 and stock based compensation expense of $262,000 was recorded in fiscal year 2006 where none was recorded in fiscal year 2005.

Interest Income

Interest income consists of interest earned on cash, cash equivalents, and short-term investments. Interest income was $96,000, $83,000 and $44,000 in fiscal years 2007, 2006 and 2005, respectively. The increase in fiscal year 2007 compared to fiscal years 2006 and 2005 was primarily due to an increase in interest rates.

Interest Expense and Other Income (Expense)

Interest expense was $1.2 million, $1.1 million and $998,000 in fiscal years 2007, 2006 and 2005, respectively. This represents an increase of 12% or $138,000 in fiscal year 2007 compared to fiscal year 2006 and an increase of 13% or $126,000 in fiscal year 2006 compared to fiscal year 2005. The increase was primarily due to an increase in the compound interest rate applied to the related party notes balance.

Other income was $72,000 in fiscal year 2007 compared to other income of $32,000 in fiscal year 2006 and other expense of $100,000 in fiscal year 2005. The other income in fiscal year 2007 was primarily from a foreign exchange gain related to the payments from international trade receivables.

Related Party Transactions

On December 24, 2002, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, pursuant to which Mr. Roy made loans to us evidenced by subordinated secured promissory notes and received warrants to purchase shares of our common stock in connection with each of such loans. Each five-year subordinated secured promissory note bears interest at an effective annual rate of 12% due and payable upon the term of such note. We have the option to prepay each note at any time subject to the prepayment penalties set forth in such note. On December 31, 2002, Mr. Roy loaned to us $2.0 million under the agreement and received warrants that allow him to purchase up to 236,742 shares at an exercise price equal to $2.11 per share. These warrants expired in December 2005. In connection with this loan, we recorded $1.83 million in related party notes payable and $173,000 of discount on the note related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five-year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2%, and a dividend yield of 0%. On October, 31, 2003, we entered into an amendment to the 2002 note and warrant purchase agreement with Mr. Roy, pursuant to which he loaned to us an additional $2.0 million and received additional warrants to purchase up to 128,766 shares at $3.88 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $195,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five-year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2.25%, and a dividend yield of 0%. On June 29, 2007, we entered into an agreement that amends and restates the 2002 and 2003 notes with Mr. Roy pursuant to which he loaned to us an additional $2.0 million and received additional warrants that allowed him to purchase up to 333,333 shares at $1.20 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $187,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the three-year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 4.28%, and a dividend yield of 0%. In addition, the amendment extended the maturity date of the previous notes through March 31, 2009. The principal and interest due on the loans as of June 30, 2007 was $8.1 million. As of June 30, 2007, warrants to purchase 462,099 shares of common stock related to these financings were vested and outstanding.

On March 31, 2004, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. (the "lenders") pursuant to which the lenders loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase shares of our common stock in connection with such loan. The secured promissory notes have a term of five years and bear interest at an effective annual rate of 12% due and payable upon the maturity of such notes. We have the option to prepay the notes at any time subject to the prepayment penalties set forth in such notes. The warrants allow the lenders to purchase up to 312,500 shares at an exercise price of $2.00. These warrants expired in March 2007. We recorded $2.3 million in related party notes payable and $223,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the notes. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 1.93%, and a dividend yield of 0%. The principal and interest due on the loans as of June 30, 2007 was $3.5 million. As of June 30, 2007, there were no warrants outstanding related to this financing.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS. 159, The *Fair Value Option for Financial Assets and Financial Liabilities*, ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently assessing the impact of SFAS 159 on our financial statements.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements*, ("SAB 108") which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by us for our fiscal year ending June 30, 2007. We adopted SAB 108 and there was no material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of SFAS 157 on our financial statements.

In July 2006, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Income Tax Uncertainties*, ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently assessing the potential impact of FIN 48 on its consolidated financial position and results of operations but we do not expect any material impact upon adoption on July 1, 2007.

Liquidity and Capital Resources

Overview

Based upon the increased revenues and income from operations in fiscal years 2006 and 2005 as well as the positive cash flow from operating activities in fiscal year 2006, we made increased investments in our business in fiscal year 2007 including the expansion in our product and sales and marketing teams. This investment was driven in part by the OEM agreement we signed with Cisco Systems in August 2006. Resulting from these investments we recorded a net loss from operations in fiscal year 2007 compared to a net income from operations in both fiscal years 2006 and 2005. In addition, net cash used in operating activities was $2.8 million compared to net cash provided by operating activities of $3.0 million in fiscal year 2006 and net cash used in operating activities of $1.1 million in fiscal year 2005. To assist in the financing of our operating activities in fiscal year 2007, on June 29, 2007 we borrowed an additional $2.0 million from Ashutosh Roy, our chief executive officer. As of June 30, 2007 our cash and cash equivalents were $6.2 million compared to $6.9 million on June 30, 2006 and $4.5 million on June 30, 2005. As of June 30, 2007 we had a negative working capital of $4.1 million, compared to working capital of $347,000 at June 30, 2006. As of June 30, 2007, $5.5 million of our current liabilities consisted of current deferred revenue compared to $4.3 million on June 30, 2006. Based upon our fiscal year 2008 plan, we believe that existing capital resources will enable us to maintain current and planned operations for at least the next 12 months. However, if we do not experience the anticipated demand for our products, we will need to reduce costs, issue equity securities or borrow money to meet our cash requirements. From time to time, however, we may consider opportunities for raising additional capital and/or exchanging all or a portion of our existing debt for equity. We can make no assurances that such opportunities will be available to us on economic terms we consider favorable, if at all.

If adequate funds are not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited. Our expectations as to our future cash flows and our future cash balances are subject to a number of assumptions, including assumptions regarding anticipated increases in our revenue, the mix of new hosting and license business, our ability to retain existing customers and customer purchasing and payment patterns, many of which are beyond our control.

On June 29, 2007 we entered into an agreement that amends and restates outstanding notes issued to Mr. Roy. Pursuant to this amendment, Mr. Roy loaned to us an additional $2.0 million and extended the maturity date of the previous notes through March 31, 2009. The principal and interest due on the loans as of June 30, 2007 was $8.1 million. As of June 30, 2007, warrants to purchase 462,099 shares of common stock were vested and outstanding.

In December 2006, we entered into an amendment to our loan and security agreement (the "Credit Facility") with Silicon Valley Bank ("SVB") (See Note 4—Bank Borrowings). The Credit Facility provides for the advance of up to the lesser of $2.0 million or the sum of 80% of certain qualified receivables and 50% of our unrestricted cash on deposit with SVB less the total outstanding obligations to SVB and any outstanding letters of credit. In addition, the amendment allows for the advance of up to an additional $500,000 to be used to finance equipment purchases. There are financial covenants under this agreement that require us to meet certain minimum tangible net worth requirements during the term of the Credit Facility. SVB has agreed to forebear any non compliance through June 30, 2007. We are currently in discussions with SVB regarding possible changes to the financial covenants.

On March 31, 2004, we entered into a note and warrant purchase agreement with Mr. Roy, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. pursuant to which they loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase shares of our common stock in connection with such loan. The principal and interest due on the loans as of June 30, 2007 was $3.5 million. As of June 30, 2007, no warrants were outstanding.

Please refer to Note 3 to the accompanying consolidated financial statements for a further discussion of our related party notes.

Cash Flows

Net cash used in operating activities was $2.8 million in fiscal year 2007 compared to net cash provided by operating activities of $3.0 million in fiscal year 2006 and net cash used in operating activities of $1.1 million in fiscal year 2005. The net cash provided by or used in operating activities consisted primarily of net income or loss, plus non-cash expenses related to depreciation, accrued interest and amortization of discount on related party notes, and the net change in operating assets and liabilities. It also included a non-cash charge of stock-based compensation starting in fiscal year 2006. Our net loss in 2007 was $6.6 million higher than 2006 and a principal reason for the decline in operating cash flow.

The net change in operating assets and liabilities in fiscal year 2007 primarily consisted of the increases in deferred revenue by $1.1 million, accrued compensation by $576,000, accounts payable by $522,000 and a decrease of $344,000 in accounts receivables. The significant increase in deferred revenue primarily consists of increases in deferred hosting and consulting services which was due to an increase in prepayments from larger hosting customers and an increase in deferred hosting implementation services that will be recognized over the estimated life of the hosting arrangements. The increase in accrued compensation was associated with the increased commission resulting from the increase in new license and hosting contracts in the fourth quarter of fiscal year 2007, when compared to new contracts in the fourth quarter of fiscal year 2006. Accounts payable increase was related to the increased operating costs and expense from the investments in our business. The decrease in accounts receivables was primarily due to the continued improvement of our collection efforts proven by the reductions in days sales outstanding to 30 days for the quarter ended June 30, 2007 from 37 days for the comparable quarter a year ago.

The net change in operating assets and liabilities in fiscal year 2006 primarily consisted of the decreases in accounts receivable by $2.5 million, prepaid and other current assets by $493,000, and an increase in other assets by $290,000. The significant decrease in accounts receivable was primarily due to the improvement of collections reflected by a days sales outstanding of 37 days for the quarter ended June 30, 2006 compared to 71 days for the quarter ended June 30, 2005. The decrease in prepaid and other assets was primarily due to the reduction in the amortization of prepaid royalties resulting from the expiration of certain royalty agreements and the refund of income tax in eGain India.

To operate a cash-positive business depends on our ability to realize the benefits from the increased investments we made in fiscal year 2007, including those made in connection with the Cisco OEM agreement, by increasing the level of our revenues, and continuing to effectively manage working capital including collecting outstanding receivables within our standard payment terms. In addition, our ability to generate future cash flows from operations could be negatively impacted by a decrease in demand for our products, which are subject to rapid technological change or a reduction of capital expenditures by our customers as a result of a downturn in the global economy, among other factors.

Net cash used in investing activities was $722,000 in fiscal year 2007 compared to $840,000 in fiscal year 2006 and $616,000 in fiscal year 2005. Cash used in investing activities in both fiscal years 2006 and 2005 were due to the purchases of equipment.

Net cash provided by financing activities was $2.7 million, $123,000 and $1.2 million in fiscal years 2007, 2006 and 2005, respectively. Cash provided by financing activities in fiscal year 2007 consisted primarily of proceeds from related party notes payable and proceeds from new bank borrowing, partially offset by the payments on existing bank borrowings. Cash provided by financing activities in fiscal year 2006 and 2005 consisted primarily of proceeds from new bank borrowing, partially offset by the payments on existing bank borrowings.

Off-Balance Sheet Arrangements

As of June 30, 2007, we did not have any off-balance sheet arrangements as defined by Securities and Exchange Commission regulations.

Commitments

The following table summarizes eGain's contractual obligations, excluding interest payments, as of June 30, 2007 and the effect such obligations are expected to have on its liquidity and cash flow in future periods (in thousands):

	Year Ended June 30, 2007						
	2008	2009	2010	2011	2012	Thereafter	Total
Operating leases	758	619	256	171	—	—	1,804
Bank borrowings	2,293	167	—	—	—	—	2,460
Related party notes payable	—	14,614	—	—	—	—	14,614
Co-Location	372	54	—	—	—	—	426
Total	3,423	15,454	256	171	—	—	19,304

The total related party notes payable of $8.5 million with interest payable of $6.1 million will be due in fiscal year 2009.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statement of operations data for the eight quarters ended June 30, 2007. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto.

The unaudited quarterly information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-K. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Quarters Ended							
	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005
	(in thousands)							
Consolidated Statements of Operations Data:								
Revenue:								
License	$ 322	$ 599	$ 850	$ 1,635	$ 718	$ 1,859	$ 2,013	$1,377
Support and services	5,073	4,794	4,833	4,368	4,480	4,275	3,996	3,846
Total revenue	5,395	5,393	5,683	6,003	5,198	6,134	6,009	5,223
Cost of license	20	20	18	41	16	29	133	53
Cost of support and services	2,613	2372	2,206	1,941	1,855	1,828	1,578	1,724
Gross profit	2,762	3,001	3,459	4,021	3,327	4,277	4,298	3,446
Operating costs and expenses:								
Research and development	1,182	933	833	1,025	847	782	704	713
Sales and marketing	3,484	3,161	2,921	3,287	2,597	2,588	2,258	2,127
General and administrative	659	802	484	940	684	585	739	629
Total operating costs and expenses	5,325	4,896	4,238	5,252	4,128	3,955	3,701	3,469
Income / (loss) from operations	(2,563)	(1,895)	(779)	(1,231)	(801)	322	597	(23)
Interest expense, net	(329)	(294)	(276)	(270)	(260)	(267)	(259)	—
Other income (expense), net	42	11	(5)	27	21	6	1	—
Income / (loss) before income tax	(2,850)	(2,178)	(1,060)	(1,474)	(1,040)	61	299	—
Income tax	(64)	(3)	(54)	(15)	(55)	27	(54)	—
Net income / (loss)	(2,914)	(2,181)	(1,114)	(1,489)	(1,095)	88	245	(297)
Net loss applicable to common stockholders	$(2,914)	$(2,181)	$(1,114)	$(1,489)	$(1,095)	$ 88	$ 245	$ (297)
Per share information:								
Basic and diluted net income / (loss) per common share	$ (0.19)	$ (0.14)	$ (0.07)	$ (0.10)	$ (0.07)	$ 0.01	$ 0.02	$(0.02)
Shares used in computing basic and diluted net income / (loss) per common share	15,322	15,317	15,315	15,314	15,312	15,305	15,302	15,302

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in the United States and India and sell these products internationally. Generally, sales are made in local currency. As a result, our financial results and cash flows could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To date, the effect of changes in foreign currency exchange rates on revenues and operating expense has not been material. Identifiable assets denominated in foreign currencies at June 30, 2007 totaled approximately $3.7 million. We do not currently use derivative instruments to hedge against foreign exchange risk. As such, we are exposed to market risk from fluctuations in foreign currency exchange rates, principally from the exchange rate between the U.S. dollar and the Euro and the British pound and the Rupee. Based on our overall foreign currency rate exposure at June 30, 2007, we do not believe that a hypothetical 10% change in foreign currency rates would have a material adverse affect on our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

eGain Communications Corporation

Consolidated Financial Statements

June 30, 2007 and 2006

eGain Communications Corporation

Index to Consolidated Financial Statements

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
eGain Communications Corporation
Mountain View, California

We have audited the accompanying consolidated balance sheets of eGain Communications Corporation as of June 30, 2007 and 2006 and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the three years in the period ended June 30, 2007. We have also audited the schedule listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eGain Communications at June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the schedule presents fairly in all material respects, the information set forth there in.

As discussed in Note 1 to the financial statements, effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments."

(Signed BDO Seidman, LLP)

San Francisco, California
September 27, 2007

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	June 30,	
	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,195	$ 6,916
Restricted cash	13	12
Accounts receivable, less allowance for doubtful accounts of $221and $120 at June 30, 2007 and 2006, respectively	1,790	2,151
Prepaid and other current assets	662	623
Total current assets	8,660	9,702
Property and equipment, net	1,336	1,169
Goodwill	4,880	4,880
Other assets	486	354
	$ 15,362	$ 16,105
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 1,557	$ 989
Accrued compensation	1,884	1,254
Accrued liabilities	1,496	1,156
Deferred revenue	5,541	4,259
Bank borrowings	2,293	1,697
Total current liabilities	12,771	9,355
Related party notes payable	11,653	8,652
Bank borrowings, net of current portion	167	77
Other long term liabilities	185	217
Total liabilities	24,776	18,301
Commitments and contingencies (notes 6 and 9)		
Stockholders' deficit:		
Common stock, $0.001 par value, 50,000 shares authorized, 15,322 and 15,314 shares issued and outstanding at June 30, 2007 and 2006	15	15
Additional paid-in capital	316,202	315,736
Notes receivable from stockholders	(77)	(74)
Accumulated other comprehensive loss	(438)	(456)
Accumulated deficit	(325,116)	(317,417)
Total stockholders' deficit	(9,414)	(2,196)
	$ 15,362	$ 16,105

See accompanying notes.

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	Years Ended June 30,		
	2007	2006	2005
Revenue:			
License	$ 3,407	$ 5,967	$ 5,960
Support and services	19,066	16,597	14,468
Total revenue	22,473	22,564	20,428
Cost of license	99	231	406
Cost of support and services	9,132	6,985	6,215
Gross profit	13,242	15,348	13,807
Operating costs and expenses:			
Research and development	3,973	3,046	2,367
Sales and marketing	12,853	9,570	8,855
General and administrative	2,884	2,637	3,295
Restructuring and other	—	—	(922)
Total operating costs and expenses	19,710	15,253	13,595
Income (loss) from operations	(6,468)	95	212
Interest (expense), net	(1,167)	(1,040)	(954)
Other income (expense)	72	32	(100)
Loss before Income Tax	(7,563)	(913)	(842)
Income Tax	(136)	(146)	—
Net loss	(7,699)	(1,059)	(842)
Dividends on convertible preferred stock	—	—	(3,732)
Net loss applicable to common stockholders	$ (7,699)	$ (1,059)	$ (4,574)
Per share information:			
Basic net (loss) per common share	$ (0.50)	$ (0.07)	$ (0.47)
Diluted net (loss) per common share	$ (0.50)	$ (0.07)	$ (0.47)
Weighted average shares used in computing basic net income / (loss) per common share	15,317	15,308	9,731
Weighted average shares used in computing diluted net income / (loss) per common share	15,317	15,308	9,731
Below is a summary of stock based compensation included in the costs and expenses above :			
Cost of support and services	$ 47	$ 34	$ —
Research and development	39	53	—
Sales and marketing	127	80	—
General and administrative	60	95	—
Total stock-based compensation expense	$ 273	$ 262	$ —

See accompanying notes.

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE LOSS
(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable From Stock-holders	Accumulated Other Compre-hensive Income (Loss)	Accum-ulated Deficit	Total Stock-holders' (Deficit) Equity	Compre-hensive Loss
	Shares	Amount	Shares	Amount						
BALANCES AT JUNE 30, 2004	1	$ 108,755	3696	$ 4	$206,721	$ (94)	$(290)	$(315,516)	$ (420)	
Dividends on convertible preferred stock	—	3732	—	—	(3,732)	—	—	—	—	
Conversion of preferred stock to common stock	(1)	(112,487)	11,591	11	112,476	—	—	—	—	
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	1	—	2	0	—	—	2	
Interest on stockholders note	—	—	—	—	—	(4)	—	—	(4)	
Write-off terminated employees loan	—	—	—	—	—	26	—	—	26	
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(842)	(842)	$ (842)
Foreign currency translation adjustments	—	—	—	—	—	—	(166)	—	(166)	(166)
Comprehensive loss	—	—	—	—	—	—	—	—	—	$(1,008)
BALANCES AT JUNE 30, 2005			15,288	15	$315,467	$ (72)	$(456)	$(316,358)	$(1,404)	
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	22	—	5	—	—	—	5	
Issuance of common stock under stock purchase plan	—	—	4	—	2	—	—	—	2	
Interest on stockholder notes	—	—	—	—	—	(2)	—	—	(2)	
Stock based compensation FAS 123R	—	—	—	—	262	—	—	—	262	
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(1,059)	(1,059)	$(1,059)
Comprehensive loss	—	—	—	—	—	—	—	—	—	$(1,059)
BALANCES AT JUNE 30, 2006	—	—	15,314	$ 15	$315,736	$ (74)	$(456)	$(317,417)	$(2,196)	
Interest on stockholder notes	—	—	—	—	—	(3)	—	—	(3)	
Exercise of Common Stock	—	—	8	—	6				6	—
Stock Based Compensation FAS 123R	—	—	—	—	273	—	—	—	273	
Warrant on related party note	—	—		—	187	—	—	—	187	
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(7,699)	(7,699)	$(7,699)
Foreign Currency translation adjustments	—	—	—	—	—	—	18	—	18	18
Comprehensive loss	—	—	—	—	—	—	—	—	—	$(7,681)
BALANCES AT JUNE 30, 2007	—	$ —	15,322	$ 15	$316,202	$ (77)	$(438)	$(325,116)	$(9,414)	

See accompanying notes.

eGAIN COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended June 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net loss	$(7,699)	$(1,059)	$ (842)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	645	413	326
Loss / (gain) on disposal of fixed assets	—	—	22
Stock based compensation	273	262	—
Provision for doubtful accounts and sales returns, net	101	(146)	128
Accrued interest and amortization of discount on related party notes	1,189	1,074	973
Changes in operating assets and liabilities			
Accounts receivable	344	2,475	(1,842)
Prepaid and other current assets	(158)	493	283
Other assets	57	(290)	273
Accounts payable	522	(125)	73
Accrued compensation	576	(145)	621
Other accrued liabilities	219	(17)	(145)
Accrued restructuring	—	(17)	(1,333)
Deferred revenue	1,127	111	413
Other long term liabilities	(32)	(13)	(13)
Other	—	2	(1)
Net cash provided by (used in) operating activities	(2,836)	3,018	(1,064)
Cash flows from investing activities:			
Purchases of property and equipment	(722)	(840)	(616)
Net cash used in investing activities	(722)	(840)	(616)
Cash flows from financing activities:			
Payments on borrowings	(7,476)	(5,835)	(3,386)
Payments on capital lease obligations	—	—	(9)
Proceeds from borrowings	8,162	5,953	4,534
Proceeds from related party notes payable	2,000	—	—
Write-off terminated employee's loan, net of interest	—	—	22
Proceeds from issuance of common stock, net of repurchases	6	5	2
Net cash provided by financing activities	2,692	123	1,163
Effect of exchange rate differences on cash	145	117	(166)
Net (decrease) increase in cash and cash equivalents	(721)	2,418	(683)
Cash and cash equivalents at beginning of year	6,916	4,498	5,181
Cash and cash equivalents at end of year	$ 6,195	$ 6,916	$ 4,498
Supplemental cash flow disclosures:			
Cash paid for interest	$ 72	$ 60	$ 26
Cash paid for income taxes	136	83	—
Non cash item:			
Conversion of preferred stock to common stock	$ —	$ —	$112,486

See accompanying notes.

eGAIN COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Business Liquidity and Basis of Presentation

We are a leading provider of customer service and contact center software, used by global enterprises and fast-growing businesses. Trusted by prominent enterprises and growing mid-sized companies worldwide, eGain's award winning software has been helping organizations achieve and sustain customer service excellence for more than a decade.

We have prepared the condensed consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission and included the accounts of our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. At June 30, 2007, we had $6.2 million of cash and cash equivalents on hand, a stockholders' deficit of $9.4 million, and an accumulated deficit of $325.1 million. Our operating history shows our inability to consistently generate profits from operations. We anticipate that our current cash and cash equivalents will be sufficient to satisfy our working capital and capital requirements for at least through September 30, 2008 (unaudited). However, if our future operations do not generate sufficient revenues and operating profits to cover expenses, and if we are required to raise additional financing, we cannot assure that additional financing will be available on favorable terms, when needed, if at all. If we are unable to generate sufficient revenues and operating profits and unable to obtain any necessary additional financing, we may be required to further reduce the scope of our planned sales and marketing and product development efforts, which could materially adversely affect our business, financial condition and operating results.

Principles of Consolidation

The consolidated financial statements include the accounts of eGain and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates are based upon information available as of the date of the financial statements. Actual results could differ from those estimates.

We evaluate our significant estimates, including those related to revenue recognition, provision for doubtful accounts, valuation of stock-based compensation, valuation of long-lived assets, valuation of deferred tax assets, and litigation, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We refer to accounting estimates of this type as "critical accounting estimates."

Foreign Currency Translation

The functional currency of each of our international subsidiaries is the local currency of the country in which it operates. Assets and liabilities of our foreign subsidiaries are translated at month-end exchange rates, and revenues and expenses are translated at the average monthly exchange rates. The resulting cumulative translation adjustments are recorded as a component of accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and, to date, have not been significant.

Cash and Cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of June 30, 2007 and 2006, we had only cash deposits at banks.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and debt. We do not have any derivative financial instruments. We believe the reported carrying amounts of these financial instruments approximate fair value, based upon their short-term nature and comparable market information available at the respective balance sheet dates and for the notes payable that the interest rates remained substantially unchanged between the date of the notes payable and the balance sheet date.

Concentration of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We are exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. We invest excess cash primarily in money market funds, which are highly liquid securities that bear minimal risk. Our cash and cash equivalents was $6.2 million as of June 30, 2007 which exceeded the FDIC limit. In addition, we have investment policies and procedures that are reviewed periodically to minimize credit risk.

Our customer base extends across many different industries and geographic regions. We perform ongoing credit evaluations of our customers with outstanding receivables and generally do not require collateral. In addition, we established an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. In the fiscal years ended June 30, 2007, 2006 and 2005, no single customer accounted for more than 10% of total revenue.

Sales to customers outside of North America accounted for $10.2 million, $11.6 million and $10.0 million of our total revenue in the fiscal years 2007, 2006 and 2005, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the respective assets (3 years). Leasehold improvements are amortized over the lesser of their corresponding lease term or the estimated useful lives of the improvements (5 years). Leased equipment is depreciated over the lesser of the lease term or 3 years.

Goodwill and Other Intangible Assets

Effective July 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142") and ceased amortization of goodwill and began reviewing it annually for impairment (or more frequently if impairment indicators arise). In addition, we evaluated our remaining purchased intangible assets to determine that all such assets have determinable lives. We operate under a single reporting unit and accordingly, all of our goodwill is associated with the entire company. Prior to the adoption of SFAS 142, we amortized goodwill on a straight-line basis over its estimated useful life of three years. The purchased intangible assets including customer base and acquired technology are being amortized over the asset's estimated useful life, which ranges from three to four years. The amortizable intangibles were fully amortized in fiscal year 2004 and remaining intangibles are for goodwill only. We performed annual impairment reviews for fiscal years 2007, 2006 and 2005 and found no impairment.

Impairment of Long-Lived Assets

In connection with the goodwill impairment evaluation provisions of SFAS 142, we performed an annual goodwill impairment review at April 1 every year and we found no impairment in the last three years.

In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, ("SFAS 144"), we review long-lived assets for impairment, including property and equipment and intangible assets, whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Under SFAS 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. During fiscal 2007 and 2006, we did not have any such losses.

Revenue Recognition

Revenue Recognition

We derive revenues from two sources: license fees, and support and services. Support and services includes hosting, software maintenance and support and professional services. Maintenance and support consists of technical support and software upgrades and enhancements. Professional services primarily consist of consulting and implementation services and training. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if different conditions were to prevail.

We apply the provisions of Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*, ("SOP 97-2") as amended by SOP No. 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, ("SOP 98-9") to all transactions involving the licensing of software products. In the event of a multiple element arrangement for a license transaction we evaluate the transaction to determine if each element represents a separate unit of accounting taking into account all factors following the guidelines set forth in SOP 97-2, or for a hosting transaction, Emerging Issues Task Force Issue ("EITF") No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, ("EITF 00-21"). For professional services, where the services are not essential to the functionality, the services revenues are recognized in accordance with SOP 97-2. If the services are essential to the functionality, the services revenues are recognized in accordance with the provisions of SOP No. 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts*, ("SOP 81-1").

When licenses are sold together with system implementation and consulting services, license fees are recognized upon delivery, generally the date of electronic transmission or shipment, provided that (i) payment of the license fees is not dependent upon the performance of the consulting and implementation services, (ii) the services are available from other vendors, (iii) the services qualify for separate accounting as we have sufficient experience in providing such services, have the ability to estimate cost of providing such services, and we have vendor specific objective evidence of pricing, and (iv) the services are not essential to the functionality of the software.

We use signed software license and services agreements and order forms as evidence of an arrangement for sales of software, hosting, maintenance and support. We use signed engagement letters to evidence an arrangement for professional services.

License Revenue

We recognize license revenue when persuasive evidence of an arrangement exists, the product has been delivered, no significant obligations remain, the fee is fixed or determinable, and collection of the resulting receivable is probable. In software arrangements that include rights to multiple software products and/or services, and have vendor specific objective evidence on all of the undelivered elements, we use the residual method to recognize revenue. Under the residual method revenue is allocated to the undelivered elements based on vendor specific objective evidence of the fair value of such undelivered elements. The residual amount of revenue is then allocated to the delivered elements and recognized as revenue assuming all other criteria for revenue recognition have been met. Such undelivered elements in these arrangements typically consist of software maintenance and support, implementation and consulting services and in some cases hosting services.

Software is delivered to customers electronically or on a CD-ROM, and license files are delivered electronically. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. We have standard payment terms included in our contracts. We assess collectibility based on a number of factors, including the customer's past payment history and its current creditworthiness. If we determine that collection of a fee is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

We periodically sell to resellers. License sales to resellers as a percentage of total revenue was approximately 4% in fiscal 2007 and 10% in fiscal 2006. Revenue from sales to resellers is generally recognized upon delivery to the reseller but depends on the facts and circumstances of the transaction, such as our understanding of the reseller's plans to sell the software, if there are any return provisions, price protection or other allowances, the reseller's financial status and our past experience with the particular reseller. Historically sales to resellers have not included any return provisions, price protections, other allowances, or extended payment terms.

Professional Services Revenue

Included in support and services revenues are revenues derived from system implementation, consulting and training. For license transactions, the majority of our consulting and implementation services and accompanying agreements qualify for separate accounting. We use vendor specific objective evidence of fair value for the services and maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Our consulting and implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. Substantially all of our contracts are on a time-and-materials basis. For time-and-materials contracts, where the services are not essential to the functionality of the software, we recognize revenue as services are performed. If the services are essential to functionality, then both the product license revenue and the service revenues are recognized under the percentage of completion method. For a fixed-fee contract where services are not essential to the functionality, we recognize revenue based upon the costs and efforts to complete the services in accordance with the percentage of completion method provided we are able to estimate such cost and efforts. If the fixed fee services are essential to the functionality, we recognize the revenue using contract accounting.

In August 2006, we entered into an OEM agreement with Cisco Systems. Under this agreement we will supply unified communications technology for use in certain Cisco products. Pursuant to the agreement, there are certain minimum royalty payments due to us from Cisco based upon our successful delivery of certain milestones that are projected over the first eighteen months of the agreement. The first major milestone was delivered and accepted in December 2006. This OEM agreement with Cisco includes multiple elements, including significant product customizations that are subject to Cisco's acceptance. We have determined that this arrangement should be accounted for under the contract accounting method per paragraph 65 of SOP 97-2. In addition, we have determined that no loss will be incurred in the arrangement, however, at present the lowest probable level of profit cannot be determined as we are still in the development stage of the agreement, and therefore, a zero estimate of profit is used in calculating revenue. Revenue from this arrangement as a percentage of total revenue was approximately 4% for the fiscal year ended June 30, 2007, and is all related to professional services revenue.

For hosting consulting and implementation services that do not qualify for separate accounting, we recognize the services revenue ratably over the estimated life of the customer hosting relationship.

Training revenue is recognized when training is provided, or in the case of hosting, when the customer also has access to the hosting services, if such training services meet the separable criteria.

Hosting Services Revenue

Included in support services revenues are revenues derived from our hosted service offerings. We recognize hosting services revenue ratably over the period of the applicable agreement as services are provided. Hosting agreements are typically for a period of one or two years and automatically renew unless either party cancels the agreement. The majority of the hosting services customers purchase a combination of our hosting service and professional services. In some cases the customer may also acquire a license for the software.

We evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. We consider the applicability of EITF No. 00-03, *Application of SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware,* ("EITF 00-03") on a contract-by-contract basis. In hosted term-based agreements, where the customer does not have the contractual right to take possession of the software, the revenue is recognized on a monthly basis over the term of the contract. Amounts that are billable are invoiced and recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. For professional services that we determine do not have stand-alone value to the customer, we recognize the services revenue ratably over the longer of the remaining contractual period or the remaining estimated life of the customer hosting relationship, once hosting has gone live. We currently estimate the life of our customer hosting relationship to be 20 months, based on the average life of all hosting customer relationships.

If we determine that the customer has the contractual right to take possession of our software at any time during the hosting period without significant penalty, and can feasibly run the software on its own hardware or enter into another arrangement with a third party to host the software, a software element covered by SOP 97-2 exists. When a software element exists in a hosting services arrangement, we recognize the license, professional services and hosting services revenues pursuant to SOP 97-2. We have established vendor specific objective evidence for the hosting and support elements of perpetual license sales, based on the prices charged when sold separately and substantive renewal terms. Accordingly, revenue for the perpetual software license element is determined using the residual method and is recognized upon delivery. Revenue for the hosting and support elements is recognized ratably over the contractual time period. Professional services are recognized as described above under "Professional Services Revenue". If evidence of fair value cannot be established for the undelivered elements of an agreement, the entire amount of revenue from the arrangement is recognized ratably over the period that these elements are delivered.

Maintenance and Support Revenue

Included in support services revenues are revenues derived from maintenance and support. Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one year. Maintenance and support is renewable by the customer on an annual basis. Rates for maintenance and support, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts to reserve for potential uncollectible trade receivables. We review our trade receivables by aging category to identify specific customers with known disputes or collectability issues. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. If we made different judgments or utilized different estimates, material differences may result in additional reserves for trade receivables, which would be reflected by charges in general and administrative expenses for any period presented. We write off a receivable after all collection efforts have been exhausted and the amount deemed uncollectible.

Software Development Costs

We account for software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, ("SFAS 86") whereby costs for the development of new software products and substantial enhancements to existing software products are included in research and development expense as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. To date, software development costs incurred in the period between achieving technological feasibility and general availability of software have not been material and have been charged to operations as incurred.

Advertising Costs

We expense advertising costs as incurred. Total advertising expenses for the fiscal years ended June 30, 2007, 2006 and 2005 were $358,000, $520,000 and $336,000, respectively.

Stock-Based Compensation

We adopted SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R") effective July 1, 2005. SFAS 123R is a new and very complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates to value equity-based compensation. SFAS 123R also requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. This tax difference for unexercised options must also be recorded as a deferred tax item and recorded in additional paid in capital.

eGAIN COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

eGain has adopted the disclosure requirements of Statement SFAS No. 148, *Accounting for Stock-Based Compensation, Transition and Disclosure,* ("SFAS 148"). Pro forma information regarding net income (loss) has been determined as if we had accounted for our employee stock options under the fair value method prescribed by SFAS 123 (in thousands, except per share data):

	June 30, 2005
As Reported:	
Net loss applicable to common stockholders	$(4,574)
Basic and diluted net loss per share	(0.47)
Deduct: Total stock-based employee compensation expense determined under fair value based method	(86)
Add: Stock-based employee compensation expense included in reported net loss	0
Pro Forma:	
Net loss applicable to common stockholders	$(4,660)
Basic and diluted net loss per share	(0.48)

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes,* ("SFAS 109"). Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of differences between the carrying amounts and the tax bases of assets and liabilities.

Comprehensive Loss

eGain reports comprehensive loss and its components in accordance with SFAS No. 130, *Reporting Comprehensive Income,* ("SFAS 130"). Under SFAS 130, comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to owners. Total comprehensive loss for each of the three years ended June 30, is shown in the statement of stockholders' equity (deficit). Accumulated other comprehensive loss presented in the accompanying consolidated balance sheets at June 30, 2007 and 2006 consist solely of accumulated foreign currency translation adjustments.

eGAIN COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Loss Per Common Share

Basic net loss per common share is computed using the weighted-average number of shares of common stock outstanding.

The following table represents the calculation of basic and diluted net loss per common share (in thousands, except per share data):

	Year ended June 30,		
	2007	2006	2005
Net loss applicable to common stockholders	(7,699)	$(1,059)	$(4,574)
Weighted-average common shares used in computing basic and diluted net loss per common share	15,317	15,308	9,731
Basic and diluted net loss per common share	(0.50)	$ (0.07)	$ (0.47)

Outstanding options and warrants to purchase 2,402,507, 2,326,300 and 2,410,827 shares of common stock at June 30, 2007, 2006, and 2005, respectively, were not included in the computation of diluted net loss per common share for the periods presented as a result of their anti-dilutive effect. Such securities could have a dilutive effect in future periods.

Segment Information

We operate in one segment, the development, license, implementation and support of our customer service infrastructure software solutions. Operating segments are identified as components of an enterprise for which discrete financial information is available and regularly reviewed by the company's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. Our chief operating decision-makers, as defined under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, ("SFAS 131") are our executive management team. Our chief operating decision-makers review financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Information relating to our geographic areas for the fiscal years ended June 30, 2007, 2006 and 2005 is as follows (in thousands):

	Total Revenues	Operating Earning (Loss)	Identifiable Assets
Year ended June 30, 2007:			
North America	$12,258	$(2,911)	$ 6,901
Europe	9,788	(651)	2,531
Asia Pacific	427	(2,906)	1,120
	$22,473	$(6,468)	$10,552
Year ended June 30, 2006:			
North America	$10,957	$(1,065)	$ 6,744
Europe	11,036	2,684	3,736
Asia Pacific	571	(1,524)	745
	$22,564	$ 95	$11,225
Year ended June 30, 2005:			
North America	$10,446	$ 742	$ 6,081
Europe	9,476	1,308	4,292
Asia Pacific	506	(1,838)	651
	$20,428	$ 212	$11,024

The following table provides the revenue for the fiscal years 2007, 2006 and 2005:

	June 30,		
	2007	2006	2005
Revenue:			
License	$ 3,407	$ 5,967	$ 5,960
Hosting services	4,356	3,658	3,502
Maint. and support services	8,832	8,431	7,957
Professional services	5,878	4,508	3,009
	$22,473	$22,564	$20,428

For the twelve months ended June 30, 2007, 2006 and 2005 there were no customers that accounted for more than 10% of total revenue.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS 159, The *Fair Value Option for Financial Assets and Financial Liabilities*, ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently assessing the impact of SFAS 159 on our financial statements.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements*, ("SAB 108") which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by us for our fiscal year ending June 30, 2007. We adopted SAB 108 and there was no material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of SFAS 157 on our financial statements.

In July 2006, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Income Tax Uncertainties*, ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently assessing the potential impact of FIN 48 on its consolidated financial position and results of operations but we do not expect any material impact upon adoption on July 1, 2007.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	June 30,	
	2007	2006
Computers and equipment	$ 2,187	$1,589
Furniture and fixtures	164	59
Leasehold improvements	70	69
Total	2,421	1,717
Accumulated depreciation and amortization	(1,085)	(548)
Property and equipment, net	$ 1,336	$1,169

Depreciation expense was $646,000, $413,000 and $326,000 for the years ended June 30, 2007, 2006 and 2005, respectively. Disposal of fixed assets was $53,000, $78,000 and $100,000 at June 30, 2007, 2006 and 2005, respectively.

3. RELATED PARTY NOTES PAYABLE

During fiscal year 2003, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, pursuant to which Mr. Roy made loans to us evidenced by subordinated secured promissory notes and received warrants to purchase shares of our common stock in connection with each of such loans. The five year subordinated secured promissory note bears interest at an effective annual rate of 12% due and payable upon the term of such note. We have the option to prepay each note at any time subject to the prepayment penalties set forth in such note. On December 31, 2002, Mr. Roy loaned us $2.0 million under the agreement and received warrants that allow him to purchase up to 236,742 shares at an exercise price equal to $2.11 per share. These warrants expired in December 2005. In connection with this loan, we recorded $1.83 million in related party notes payable and $173,000 of discount on the note related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2%, and a dividend yield of 0%. On October, 31, 2003, we entered into an amendment to the 2002 note and warrant purchase agreement with Mr. Roy, pursuant to which he loaned to us an additional $2.0 million and received additional warrants to purchase up to 128,766 shares at $3.88 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $195,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2.25%, and a dividend yield of 0%. On June 29, 2007, we amended and restated the 2002 and 2003 notes with Mr. Roy and he loaned to us an additional $2.0 million and received additional warrants that allowed him to purchase up to 333,333 shares at $1.20 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $187,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the three-year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 4.28%, and a dividend yield of 0%. In addition, the amendment extended the maturity date of the previous notes through March 31, 2009. The principal and interest due on the loans as of June 30, 2007 was $8.1 million. As of June 30, 2007, warrants to purchase 462,099 shares of common stock issued in connection with these finances were vested and outstanding.

On March 31, 2004, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. (the "lenders") pursuant to which the lenders loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase shares of our common stock in connection with such loan. The secured promissory notes have a term of five years and bear interest at an effective annual rate of 12% due and payable upon the maturity of such notes. We have the option to prepay the notes at any time subject to the prepayment penalties set forth in such notes. The warrants allowed the lenders to purchase up to 312,500 shares at an exercise price of $2.00. These warrants expired in March 2007. We recorded $2.3 million in related party notes payable and $223,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the notes. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 1.93%, and a dividend yield of 0%. The principal and interest due on the loans as of June 30, 2007 was $3.5 million. As of June 30, 2007, there were no warrants outstanding related to this finance.

4. BANK BORROWINGS

On October 29, 2004, we entered into a loan and security agreement (the "Credit Facility") with Silicon Valley Bank ("SVB") which replaced the existing accounts receivable purchase agreement. The Credit Facility provided for the advance of up to the lesser of $1.5 million or 80% of certain qualified receivables. The Credit Facility bears interest at a rate of prime plus 2.5% per annum, provided that if we maintain an adjusted quick ratio of greater than 2.00 to 1.00, then the rate will be reduced to a rate of prime plus 1.75%. In addition, the Credit Facility carries a $750 per month collateral monitoring fee. There are financial covenants under this agreement that require us to meet certain minimum rolling three-month operating losses during the term of the Credit Facility.

On December 28, 2004, we entered into an amendment to the Credit Facility that revised the terms to allow for the advance of up to $1.5 million. On March 29, 2005, we entered into a further amendment to the Credit Facility that revised the terms to allow for the advance of up to an additional $750,000 to be used to finance equipment purchases (the "Equipment Line"). Interest accrues from the date of each advance, under the Equipment Line, at a rate of prime plus 3% per annum. Each advance under the Equipment Line must be repaid in 24 equal monthly payments of principal and interest, commencing on the first day of the first month following the date the advance is made, and continuing on the first day of each succeeding month.

On January 27, 2006 we entered into an extension of our Credit Facility with SVB. The amendment extended the termination date to July 28, 2006 and the advance level under the Equipment Line was modified not to exceed $124,165, plus the unpaid principal balance of the Equipment Advances outstanding as of January 25, 2006. On July 28, 2006 we entered into an extension of our Credit Facility with SVB to extend the termination date to October 2, 2006.

On December 22, 2006, we entered into an amendment to the Credit Facility that revised the terms to allow for the advance of up to the lesser of $2.0 million or the sum of 80% of certain qualified receivables and 50% of our unrestricted cash on deposit with SVB less the total outstanding obligations to SVB and any outstanding letters of credit. The amendment also revised the interest at a rate of prime plus 1.75% per annum, provided that if we maintain an adjusted quick ratio of greater than 1.40 to 1.00, then the rate will be reduced to a rate of prime plus 1.00%. The Equipment Line was also revised to allow for the advance of up to an additional $500,000 with interest accruing at a rate equal to prime plus 2% per annum. SVB has agreed to forebear any financial covenants non-compliance through June 30, 2007.

eGAIN COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of June 30, 2007 and 2006, the outstanding balance under the Credit Facility was $2.0 and $1.5 million, and the interest rate was 10% and 10.75%, respectively. As of June 30, 2007, we had made seven advances under the Equipment Line and there is no available balance. The amount outstanding under the Equipment Line as of June 30, 2007 and 2006 was $493,400 with a weighted average interest rate of 10.30% and $273,600 with a weighted average interest rate of 10.07%, respectively.

5. INCOME TAXES

Net loss before income taxes consisted of the following (in thousands):

	June 30,		
	2007	2006	2005
United States	$(6,348)	$(3,216)	$(381)
Foreign	(1,215)	2,303	(461)
Total	$(7,563)	$ (913)	$(842)

The following table reconciles the federal statutory tax rate to the effective tax rate of the provision for income taxes:

	June 30,		
	2007	2006	2005
Federal statutory income tax rate	34.0%	34.0%	34.0%
Current state taxes	3.4	3.0	(0.3)
Foreign taxes	0.7	13.0	—
Permanent items	(0.8)	(2.8)	(12.8)
Other items	2.5	0.5	—
Net change in valuation allowance	(38.4)	(33.4)	(20.9)
Effective tax rate	1.4%	14.3%	0%

We recorded a provision for foreign and state income taxes of $136,000 and $146,000 in fiscal years 2007 and 2006, respectively. Due to operating losses and the inability to recognize the benefits, there was no provision for income taxes for the year ended June 30, 2005.

The components of the income tax provision are as follows (in thousands):

	June 30,		
	2007	2006	2005
Current:			
Federal	$—	$—	$—
Foreign	128	132	—
State	8	14	—
Total current	136	146	—
Deferred:			
Federal	—	—	—
Foreign	—	—	—
State	—	—	—
Total deferred	—	—	—
	$136	$146	$—

As of June 30, 2007, we had federal and state net operating loss carryforwards of approximately $205 million and $37.9 million, respectively. The net operating loss carryforwards will expire at various dates beginning in 2008 through 2027, if not utilized. Partial amounts of the net operating loss are generated from the exercise of options and the tax benefit would be credited directly to stockholder's equity. We also had federal research and development credit carryforwards of approximately $2 million as of June 30, 2007 which will expire at various dates beginning in 2008 through 2027, if not utilized. We also have UK net operating loss carryforwards of approximately $16.1 million.

A portion of the deferred tax assets relating to net operating losses pertain to acquired net operating loss carryforwards of approximately $21.6 million. When recognized, the tax benefit of these loss carryforwards will be accounted for as a credit to reduce goodwill or acquired intangibles, if remaining, rather than a reduction of income tax expense.

Utilization of the net operating losses and credits may be subject to a substantial limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

	June 30,	
	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 71,900	$ 68,800
Tax credits	3,800	3,800
Capitalized research and development	500	600
Other Accruals and Reserves	500	600
Total deferred tax assets	76,700	73,800
Valuation allowance for deferred tax assets	$(76,700)	$(73,800)
Net Deferred Tax Assets	$ —	$ —

FASB 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets.

The net valuation allowance increased by $2.9 million in fiscal year 2007 compared to the decreases of $1.5 million and $500,000 in fiscal years ended 2006 and 2005, respectively.

6. LEASE COMMITMENTS

We lease our facilities under noncancelable operating leases that expire on various dates through fiscal year 2012. Rent expense for facilities under operating leases was $1.2 million, $962,000 and $1.1 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. In addition, we generated sublease rental income of $0, $14,000 and $81,000 for the fiscal years 2007, 2006 and 2005, respectively. A summary of future annual minimum lease payments is as follows (in thousands):

Fiscal Year	Operating Leases
2008	758
2009	619
2010	256
2011	171
Total minimum lease payments	$1,804

7. EMPLOYEE BENEFIT PLANS

We sponsor an employee savings and retirement plan (the "401(k) Plan") as allowed under Section 401(k) of the Internal Revenue Code. The 401(k) Plan is available to all domestic employees who meet minimum age and service requirements, and provides employees with tax deferred salary deductions and alternative investment options. Employees may contribute up to 60% of their salary, subject to certain limitations. eGain, at the discretion of its Board of Directors, may make contributions to the 401(k) Plan. We have not contributed to the 401(k) Plan since its inception.

8. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

On August 8, 2000, we issued 35.11 shares of non-voting Series A Cumulative Convertible Preferred Stock ("Series A"), $100,000 stated value per share, and 849.89 shares of non-voting Series B Cumulative Convertible Preferred Stock ("Series B"), $100,000 stated value per share in a private placement to certain investors. The Series B shares automatically converted into Series A shares upon stockholder approval on November 20, 2000 at the annual stockholders meeting. In addition, the investors received warrants to purchase approximately 382,600 shares of our common stock (the "Warrants"). These warrants expired in August 2005. The total proceeds of the offering were $88.5 million. Accrued dividends, representing the increase in liquidation value at the rate of 6.75% per annum, were charged against additional paid-in capital and are included in net loss applicable to common stockholders. For the fiscal year ended June 30, 2007, 2006, and 2005, accrued dividends were $0, $0, and $3.7 million respectively.

Holders of a majority of the outstanding common stock of eGain approved a proposal to amend the company's certificate of incorporation resulting in the conversion of all of the outstanding shares of 6.75% Series A into approximately 11.6 million shares of common stock at the company's annual meeting held on December 15, 2004. The conversion of all outstanding Series A and accreted dividends into common stock was effective on December 23, 2004 and each issued and outstanding share of Series A, along with all accrued dividends thereon, converted into 13,097 shares of Common Stock.

Common Stock

We have reserved shares of common stock for issuance at June 30, 2007 as follows:

Stock Options:	
Options outstanding	1,940,407
Reserved for future grants	292,573
Employee Stock Purchase Plan	106,488
Warrants	462,099
	2,801,567

Common Stock Warrants

As discussed above, we issued 35.11 shares of Series A and 849.89 shares of Series B in a private placement to certain investors. The Series B shares automatically converted into Series A shares upon stockholder approval on November 20, 2000 at the annual stockholders meeting. In addition, investors received warrants to purchase an aggregate of approximately 383,000 shares of our common stock with a current warrant exercise price of $56.875 per share. These warrants expired in August 2005, and were never exercised.

On December 24, 2002, we entered into a note and warrant purchase agreement with Ashutosh Roy, the Company's Chief Executive Officer, pursuant to which Mr. Roy made loans to us evidenced by one or more subordinated secured promissory notes and received warrants to purchase 236,742 shares of the our common stock at an exercise price equal to $2.11 per share in connection with such loans. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2%, and a dividend yield of 0%. We recorded $1.83 million in related party notes payable and $173,000 of discount on the notes related to the value of the warrants issued in the transaction that will be amortized to interest expense ratably over the five year life of the note with conformed charges. These warrants expired in August 2005, and were never exercised.

On October 31, 2003, we entered into an amendment to the 2002 purchase agreement with Mr. Roy in which he received additional warrants to purchase 128,766 shares of our common stock at an exercise price equal to $3.88 per share. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 2.25%, and a dividend yield of 0%. We recorded $1.8 million in related party notes payable and $195,000 of discount on the notes related to the value of the warrants issued in the transaction that will be amortized to interest expense ratably over the five year life of the note with conformed charges. Warrants to purchase 128,766 shares of our common stock remain outstanding as of June 30, 2007 which were issued in connection with this loan.

On March 31, 2004, we entered into a note and warrant purchase agreement with Ashutosh Roy, our Chief Executive Officer, Oak Hill Capital Partners L.P., Oak Hill Capital Management Partners L.P., and FW Investors L.P. (the "lenders") pursuant to which the lenders loaned to us $2.5 million evidenced by secured promissory notes and received warrants to purchase 312,500 shares of our common stock at an exercise price equal to $2.00 per share in connection with such loan. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 1.93%, and a dividend yield of 0%. We recorded $2.28 million in related party notes payable and $223,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the five year life of the notes. These warrants expired in March 2007, and were never exercised.

On June 29, 2007, we entered into an amendment to the 2002 purchase agreement with Mr. Roy in which he received additional warrants to purchase 333,333 shares of our common stock at an exercise price equal to $1.20 per share. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 4.28%, and a dividend yield of 0%. We recorded $1.8 million in related party notes payable and $187,000 of discount on the notes related to the relative value of the note and warrants issued in the transaction. The discount will be amortized to interest expense over the three year life of the notes. Warrants to purchase 333,333 shares of our common stock remain outstanding as of June 30, 2007 which were issued in connection with this loan.

Activity is summarized as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Warrants outstanding as of June 30, 2003	619,374	$35.95
Warrants issued per Amendment to Note & Warrant Agreement with Ashutosh Roy	128,766	$ 3.88
Warrants issued per Note & Warrant Agreement with the lenders	312,500	$ 2.00
Warrants outstanding as of June 30, 2004	1,060,640	$22.05
Warrants outstanding as of June 30, 2005	1,060,640	$22.05
Expiration of warrants assumed at August 2000	(382,632)	$56.88
Expiration of warrants assumed at December 2002	(236,742)	$ 2.11
Warrants outstanding as of June 30, 2006	441,266	$ 2.55
Expiration of warrants assumed at June 2004	(312,500)	$ 2.00
Warrants issued per amendment to Note & Warrant agreement with Ashutosh Roy	333,333	$ 1.20
Warrants outstanding as of June 30 , 2007	462,099	$ 1.95

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the "ESPP"), was terminated in May 2005 with a final issuance of 3,632 shares of our common stock in 2006. During the years ended June 30, 2007, 2006 and 2005 there were 0, 3,632 and 1,867 shares issued under the ESPP, respectively.

2005 Management Stock Option Plan

In May 2005, the board of directors adopted the 2005 Management Stock Option Plan (the "2005 Management Plan"), which provides for the grant of nonstatutory stock options to directors, officers and key employees of eGain and its subsidiaries. Options under the 2005 Management Plan are granted at a price not less than 100% of the fair market value of the common stock on the date of grant. Shares of restricted stock granted under the 2005 Management Plan are subject to eGain's right of repurchase, whose right shall lapse with respect to one-forty-eighth (1/48th) of the shares granted to a director or officer for each month of continuous service provided by such director or officer to eGain. The options granted under this plan are exercisable for five (5) years from the date of grant.

The following table represents the activity under the 2005 Management Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2004	—	—	$ —
Shares authorized for issuance	962,400	—	$ —
Options Granted	(962,400)	962,400	$0.64
Balance at June 30, 2005	—	962,400	$0.64
Options Exercised	—	(3,750)	$0.64
Options Forfeited	50,850	(50,850)	$0.64
Balance at June 30, 2006	50,850	907,800	$0.64
Options Exercised	—	—	—
Options Forfeited	—	—	—
Balance at June 30, 2007	50,850	907,800	$0.64

2005 Stock Incentive Plan

In March 2005, the board of directors adopted the 2005 Stock Incentive Plan (the "2005 Incentive Plan"), which provides for the grant of stock options to eGain's employees, officers, directors and consultants. Options granted under the 2005 Incentive Plan are either incentive stock options or non-statutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the date of grant. The options generally vest ratably over a period of four years and expire no later than ten (10) years from the date of grant. eGain received stockholder approval of the 2005 Incentive Plan at its 2005 Annual Meeting of Stockholders.

The following table represents the activity under the 2005 Stock Incentive Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2004	—	—	$—
Shares authorized for issuance	460,000	—	$—
Balance at June 30, 2005	460,000	—	$—
Options Granted	(199,250)	199,250	$0.99
Balance at June 30, 2006	260,750	199,250	$0.99
Options Granted	(165,800)	165,800	$1.29
Options Forfeited	36,325	(36,325)	$1.33
Balance at June 30, 2007	131,275	328,725	$1.11

2000 Stock Plan

In July 2000, the board of directors adopted the 2000 Non-Management Stock Option Plan (the "2000 Plan"), which provides for the grant of non-statutory stock options to employees, advisors and consultants of eGain. Options under the 2000 Plan are granted at a price not less than 85% of the fair market value of the common stock on the date of grant. eGain's board of directors determines the fair market value (as defined in the 2000 Plan) of the common stock, date of grant and vesting schedules of the options granted. The options generally vest ratably over 4 years and expire no later than 10 years from the date of grant.

The following table represents the activity under the 2000 Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2004	80,903	117,713	$24.10
Options Granted	(86,800)	86,800	$ 0.64
Options Exercised	—	—	$ —
Options Forfeited	17,806	(17,806)	$32.58
Balance at June 30, 2005	11,909	186,707	$12.38
Options Granted	(34,035)	34,035	$ 1.06
Options Exercised	—	(769)	$ 0.64
Options Forfeited	64,965	(64,965)	$ 8.38
Balance at June 30, 2006	42,839	155,008	$11.63
Options Exercised	—	(380)	$ 0.64
Options Forfeited	23,121	(23,121)	$ 5.36
Balance at June 30, 2007	65,960	131,507	$12.77

eGAIN COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1998 Stock Plan

In June 1998, the board of directors adopted the 1998 Stock Plan (the "1998 Plan"), which provides for grant of stock options to eligible participants. Options granted under the 1998 Plan are either incentive stock options or non-statutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock and non-statutory options may be granted to eligible participants at exercise prices of no less than 85% of the fair value of the common stock on the date of grant. eGain's board of directors determines the fair market value (as defined in the 1998 Plan) of the common stock, date of grant and vesting schedules of the options granted. The options generally vest ratably over a period of four years and expire no later than 10 years from the date of grant. Options are generally exercisable upon grant, subject to repurchase rights by eGain until vested.

The following table represents the activity under the 1998 Plan:

	Shares Available for Grant	Options Outstanding	Weighted Average Price
Balance at June 30, 2004	286,278	334,384	$15.40
Options granted	(305,800)	305,800	$ 0.67
Options forfeited	65,698	(65,698)	$18.99
Balance at June 30, 2005	46,176	574,486	$ 7.15
Options granted	(128,200)	128,200	$ 1.22
Options exercised	—	(4,314)	$ 0.67
Options forfeited	83,888	(83,888)	$ 6.86
Balance at June 30, 2006	1,864	614,484	$ 6.00
Options granted	—	—	$ —
Options exercised	—	(7,715)	$ 0.69
Options forfeited	42,624	(42,624)	$ 1.56
Balance at June 30, 2007	44,488	564,145	$ 6.41

In connection with earlier acquisitions, eGain assumed options to purchase 5,000 and 161,000 shares of common stock, of which none and 8,230, respectively, were outstanding as of June 30, 2007 at a weighted average price of $57.86.

The following table summarizes information about stock options outstanding and exercisable as of June 30, 2007:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.64–$0.64	1,187,229	7.76	$ 0.64	$427,402	702,575	$ 0.64	$252,927
$0.71–$1.26	223,031	8.42	0.90	$ 22,303	73,086	0.85	$ 10,963
$1.28–$1.60	252,661	7.84	1.43	—	81,311	1.50	—
$1.70–$15.80	224,850	5.59	6.17	—	204,714	6.52	—
$20.50–$116.25	51,086	3.00	71.20	—	51,086	71.20	—
$144.38–$144.38	300	3.04	144.38	—	300	144.38	—
$146.25–$146.25	500	2.94	146.25	—	500	146.25	—
$296.25–$296.25	500	2.56	296.25	—	500	296.25	—
$408.13–$408.13	250	2.47	408.13	—	250	408.13	—
$0.64–$408.13	1,940,407	7.47	$ 3.46	$449,705	1,114,322	$ 5.36	$263,890

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on stock options with a weighted average exercise price less than the Company's closing stock price of $1.00 as of June 30, 2007 that would have been received by the option holders, had they exercised their options on June 29, 2007. The total intrinsic value of stock options exercised during fiscal year 2007 was $4,114.

Stock-Based Compensation

We adopted Statement SFAS 123R effective July 1, 2005. SFAS 123R requires the recognition of the fair value of stock compensation in net income. We recognize the stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. All of our stock compensation is accounted for as an equity instrument. Prior to July 1, 2005, we followed APB No. 25, *Accounting for Stock Issued to Employees*, ("APB 25") and related interpretations in accounting for our stock compensation.

We have elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. We had no unearned stock compensation liability recorded on our balance sheet as of June 30, 2005. In addition, the unrecognized expense of awards not yet vested at the date of adoption shall be recognized in net loss in the periods after the date of adoption using the same valuation method (*i.e.* Black-Scholes) and assumptions determined under the original provisions of SFAS 123 as disclosed in our previous filings. As a result of our adoption of SFAS 123R, we recognized $273,000 and $262,000 in stock compensation expense in our consolidated statement of operations for the fiscal year ended June 30, 2007 and 2006, respectively. The table below summarizes the effect of adoption of SFAS 123R.

	Year ended June 30, 2007	Year ended June 30, 2006
Non-cash stock-based compensation expense	$ (273)	$ (262)
Income tax benefit	—	—
Net loss effect of adoption	$ (273)	$ (262)
Net effect earnings per share (basic and diluted) of adoption	$(0.02)	$(0.02)

We utilized the Black-Scholes valuation model for estimating the fair value of the stock compensation granted after the adoption of SFAS 123R. During the fiscal year ended June 30, 2007 and 2006, there were 165,800 and 354,805 options granted, respectively. All shares of our common stock issued pursuant to the company's stock option plans are only issued out of an authorized reserve of shares of common stock which were previously registered on Form S-8. The weighted-average fair value of the options granted under our stock option plans for the fiscal year ended June 30, 2007 and 2006 was $1.01 and $0.85, respectively, using the following assumptions:

	Year ended June 30, 2007	Year ended June 30, 2006
Dividend yield	—	—
Expected volatility	92%	92%
Average risk-free interest rate	4.75%	4.63%
Expected life (in years)	6.25	6.30

The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. We determined the appropriate measure of expected volatility by reviewing historic volatility in the share price of our common stock. The risk-free interest rate is derived from the average U.S. Treasury Strips rate with maturities approximating the expected lives of the awards during the period, which approximate the rate in effect at the time of grant.

In developing our estimate of expected life, we determined that our historical share option exercise experience does not provide a reasonable basis upon which to estimate expected life. In addition, estimating life based on the expected terms of options granted by other, similar companies with similarly structured awards was considered but data was not readily available to arrive at reliable estimates. We therefore used the technique commonly referred to as the "simplified method." In Staff Accounting Bulletin ("SAB") No. 107, *Share-Based Payment*, ("SAB 107") the SEC staff described a temporary "simplified method" to developing the estimate of the expected life of a "plain vanilla" employee stock option. Under this approach, the expected life would be presumed to be the mid-point between the vesting date and the end of the contractual term. The shortcut approach is not permitted for options granted, modified or settled after December 31, 2007.

Based on our historical experience of option pre-vesting cancellations, we have assumed an annualized 14% forfeiture rate for our options. Under the true-up provisions of SFAS 123R, we will record additional expense if the actual forfeiture rate is lower than we estimated, and will record a recovery of prior expense if the actual forfeiture is higher than we estimated.

SFAS 123R requires us to present pro forma information for the comparative periods prior to the adoption as if we had accounted for all our employee stock options under the fair value method of the original SFAS 123R. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation to the prior-year periods (dollars in thousands, except per-share data).

	Year ended June 30, 2005
Net loss as reported	(4,574)
Add: employee stock compensation included in reported net loss	—
Less: employee stock compensation under SFAS No. 123	(86)
Pro forma net loss	(4,660)
Net loss per basic and diluted share as reported	(0.47)
Pro forma net loss per basic and diluted share	(0.48)

During the fiscal year ended June 30, 2005 there were approximately 1,355,000 options granted. The weighted-average fair value of options granted under our stock option plans for the fiscal year ended June 30, 2005 was $0.33, using the following assumptions:

	Options 2005	ESPP 2005
Dividend yield	—	—
Expected volatility	75%	100%
Average risk-free interest rate	3.73%	2.56%
Expected life (years)	3.50	0.50

We account for stock-based compensation under SFAS 123R for the period after its adoption, and in accordance with APB 25, using the intrinsic value method (pro forma disclosure) for the period prior to the adoption of SFAS 123R. Total compensation cost of all options granted but not yet vested as of June 30, 2007 was $191,000 which is expected to be recognized over the weighted average period of 2.7 years. Effective July 1,

2005, we adopted FAS 123(R), "Share-Based Payments," and used the modified prospective method to value our share-based payments. Accordingly, for the fiscal year ended June 30, 2007 and 2006, stock-based compensation was accounted under FAS 123(R) while for the fiscal year ended June 30, 2005, stock-based compensation was accounted under APB 25. During the fiscal year ended June 30, 2007, 8,095 options were exercised. There is no tax benefit related to these options exercised.

9. COMMITMENTS

We generally warrant that the program portion of our software will perform substantially in accordance with certain specifications for a period up to 180 days. Our liability for a breach of this warranty is either a return of the license fee or providing a fix, patch, work-around or replacement of the software.

We also provide standard warranties against and indemnification for the potential infringement of third party intellectual property rights to our customers relating to the use of our products, as well as indemnification agreements with certain officers and employees under which we may be required to indemnify such persons for liabilities arising out of their duties to us. The terms of such obligations vary. Generally, the maximum obligation is the amount permitted by law.

Historically, costs related to these warranties have not been significant, however we cannot guarantee that a warranty reserve will not become necessary in the future.

We have also agreed to indemnify our directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the company, arising out of that person's services as the company's director or officer or that person's services provided to any other company or enterprise at the company's request.

10. LITIGATION

Beginning on October 25, 2001, a number of securities class action complaints were filed against us, and certain of our then officers and directors and underwriters connected with our initial public offering of common stock in the U.S. District Court for the Southern District of New York (*consolidated into In re Initial Public Offering Sec. Litig.*). The complaints alleged generally that the prospectus under which such securities were sold contained false and misleading statements with respect to discounts and excess commissions received by the underwriters as well as allegations of "laddering" whereby underwriters required their customers to purchase additional shares in the aftermarket in exchange for an allocation of IPO shares. The complaints sought an unspecified amount in damages on behalf of persons who purchased the common stock between September 23, 1999 and December 6, 2000. Similar complaints were filed against 55 underwriters and more than 300 other companies and other individuals. The over 1,000 complaints were consolidated into a single action. We reached an agreement with the plaintiffs to resolve the cases as to our liability and that of our officers and directors. The settlement involved no monetary payment or other consideration by us or our officers and directors and no admission of liability. On August 31, 2005, the court issued an order preliminarily approving the settlement and setting a public hearing on its fairness for April 24, 2006 (the postponement from January 2006 to April 2006 was because of difficulties in mailing the required notice to class members). On October 27, 2005, the court issued an order making some minor changes to the form of notice to be sent to class members. On January 17, 2006, the court issued an order modifying the preliminary settlement approval order to extend the time within which notice must be given to the class, which time had expired on January 15, 2006. On April 24, 2006, the Court held a public hearing on the fairness of the proposed settlement. Meanwhile the consolidated case against the underwriters proceeded. In October 2004, the district court certified a class. On December 5, 2006, however, the Second Circuit reversed, holding that a class could not be certified. In re Initial Public Offering Sec. Litig., 471 F.3d 24 (2d Cir. 2006) the Second Circuit's holding, while directly affecting only the underwriters, raised doubt as to whether the settlement class contemplated by the proposed issuer settlement would be approved in its present form. A petition for rehearing was filed January 5, 2007. The Court of Appeals denied a petition for rehearing on April 6, 2007. On June 25, 2007, the district court entered a stipulated order terminating the proposed issuer settlement. Plaintiffs are proceeding with discovery as to underwriters and issuers, although principally with respect to focus or test cases that do not name the Company as a defendant. The court set a briefing schedule for a new class certification motion, which is expected to be heard in early 2008. We have not accrued any liability or expect the outcome of this litigation to have a material impact on our financial condition.

On February 12, 2004, we filed suit in the Superior Court of the State of California, Santa Clara County against Insight Enterprises, Inc., the acquirer of Comark, Inc., a value-added reseller of our software, claiming *inter alia* breach of contract and failure to pay in connection with a sale of our software to one customer. On June 25, 2007 we entered into a settlement agreement with Insight Enterprises. Inc. In exchange for a one-time payment that we received in June 2007, we agreed to dismiss the lawsuit with prejudice.

On April 5, 2007, Polaris IP, LLC ("Polaris") sued eGain, our subsidiary Inference Corp. and certain eGain customers for patent infringement in the U.S. District Court for the Eastern District of Texas, Marshall Division, which alleged infringement of US patent Nos. 6,411,947 and 6,278,996. After various motions in this patent infringement case and the filing by eGain of a declaratory judgment action in Minnesota, the parties agreed to a settlement, which occurred on September 27, 2007. eGain and eGain related companies obtained a license to certain Polaris patents on terms that allow the license to continue until the expiration of these patents. The parties agreed to dismiss their claims against each other with prejudice. The terms of the settlement included the release and dismissal of our customers named in the litigation.

With the exception of these matters, we are not a party to any other material pending legal proceedings, nor is our property the subject of any material pending legal proceeding, except routine legal proceedings arising in the ordinary course of our business and incidental to our business, none of which are expected to have a material adverse impact, as taken individually or in the aggregate, upon our business, financial position or results of operations. However, even if these claims are not meritorious, the ultimate outcome of any litigation is uncertain, and it could divert management's attention and impact other resources.

11. SUBSEQUENT EVENTS

On September 27, 2007, we settled our litigation with Polaris IP, LLC, in which eGain and eGain related companies obtained a license to certain Polaris patents on terms that allow the license to continue until the expiration of these patents. The parties agreed to dismiss their claims against each other with prejudice. The terms of the settlement included the release and dismissal of our customers named in the litigation.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) ***Evaluation of disclosure controls and procedures.*** We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of June 30, 2007, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to ensure that material information relating to us, including our consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.

(b) ***Changes in internal control over financial reporting.*** There were no changes in our internal control over financial reporting which occurred during our fourth fiscal quarter of 2007 that have materially affected or are reasonably likely to materially affect our internal control.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item (with respect to our Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in eGain's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2007 Annual Meeting of Stockholders (the "Proxy Statement").

The following table sets forth information regarding eGain's current executive officers as of September 21, 2007:

Name	Age	Position
Ashutosh Roy	41	Chief Executive Officer and Chairman
Eric Smit	45	Chief Financial Officer
Promod Narang	49	Senior Vice President of Products and Engineering
Thomas Hresko	57	Senior Vice President of Worldwide Sales

Ashutosh Roy co-founded eGain and has served as Chief Executive Officer and a Director of eGain since September 1997 and President since October 2003. From May 1995 through April 1997, Mr. Roy served as Chairman of WhoWhere? Inc., an Internet-service company co-founded by Mr. Roy. From June 1994 to April 1995, Mr. Roy co-founded Parsec Technologies, a call center company based in New Delhi, India. From August 1988, to August 1992, Mr. Roy worked as a Software Engineer at Digital Equipment Corp. Mr. Roy holds a B.S. in Computer Science from the Indian Institute of Technology, New Delhi, a Masters degree in Computer Science from Johns Hopkins University and an M.B.A. from Stanford University.

Eric Smit has served as Chief Financial Officer since August 2002. From April 2001 to July 2002, Mr. Smit served as Vice President, Operations of eGain. From June 1999 to April 2001, Mr. Smit served as Vice President, Finance and Administration of eGain. From June 1998 to June 1999, Mr. Smit served as Director of Finance of eGain. From December 1996 to May 1998, Mr. Smit served as Director of Finance for WhoWhere? Inc., an Internet services company. From April 1993 to November 1996, Mr. Smit served as Vice President of Operations and Chief Financial Officer of Velocity Incorporated, a software game developer and publishing company. Mr. Smit holds a Bachelor of Commerce in Accounting from Rhodes University, South Africa.

Promod Narang has served as Sr. Vice President of Engineering of eGain since March 2000. Mr. Narang joined eGain in October 1998, and served as Director of Engineering prior to assuming his current position. Prior to joining eGain, Mr. Narang served as President of VMpro, a system software consulting company from September 1987 to October 1998. Mr. Narang holds a Bachelors of Science in Computer Science from Wayne State University.

Thomas Hresko has served as Sr. Vice President of Worldwide Sales since November of 2005. From July 2004 to October 2005, Mr. Hresko served as Vice President, Worldwide Sales for Corrigo, an enterprise application software company. From April 2002 to October of 2003 Mr. Hresko served as Vice President of Worldwide Sales at Primus Knowledge Solutions, a software company specializing in knowledge management and self service. From January 1990 to January of 2002, he served in sales management positions at Network Associates, an enterprise software, security and anti-virus software company. In his most recent position, he served as Vice President Worldwide Sales for the customer relationship management software division. From 1981 to 1987, Mr. Hresko served in marketing and sales management positions at Sprint Communications, a telecommunications company. Mr. Hresko holds an M.B.A. from Harvard University and B.B.A from the University of Michigan.

The information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement for the Company's 2006 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the heading "Executive Compensation" and under the captions "Director Compensation," and "Recent Option Grants" in the definitive Proxy Statement for eGain's 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" in the definitive Proxy Statement for eGain's 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption "Related Party Transactions" in the definitive Proxy Statement for eGain's 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained under the heading "Principal Accounting Fees and Services" in the definitive Proxy Statement for eGain's 2007 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

See Index to Financial Statements in Item 8 of this Report.

2. Financial Statement Schedule

Financial statement schedule, which is included at the end of this report:

Schedule II—Valuation and Qualifying Accounts.

3. Exhibits

See Item 15(b) of this report.

All other schedules have been omitted since they are either not required, not applicable or the information has been included in the consolidated financial statements or notes thereto.

(b) Exhibits

The exhibits listed below are filed or incorporated by reference herein.

Exhibit No.	Description of Exhibits
3.1	Certificate of Correction of Restated Certificate of Incorporation filed with the Secretary of State of the state of Delaware on February 13, 2001.
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the state of Delaware on August 19, 2003.
3.3	Amended and Restated Bylaws filed as Exhibit 3.3 to eGain's Registration Statement on Form S-1, File No. 333-83439, originally filed with the Commission on July 22, 1999, as subsequently amended, and incorporated by reference herein.
4.1	Registration Rights Agreement dated as of August 8, 2000, filed as Exhibit 10.2 to eGain's Current Report on Form 8-K dated August 15, 2000, and incorporated by reference herein.
4.2	Form of Warrant to Purchase Common Stock, filed as Exhibit 4.1 to eGain's Current Report on Form 8-K dated April 4, 2004, and incorporated by reference herein.
4.3	Form of Warrant to purchase Common Stock, filed as Exhibit 4.1 to eGain's Current Report on Form 8-K dated July 7, 2007, and incorporated by reference herein.
10.1(a)	Form of Indemnification Agreement.
10.2(a)#	Amended and Restated 1998 Stock Plan and forms of stock option agreements thereunder.
10.3(a)#	1999 Employee Stock Purchase Plan.
10.4(a)	Golden Gate Commercial Lease Agreement dated as of July 21, 1998 between Registrant and Golden Gate Commercial Company.
10.5(a)#	Amendment to Common Stock Purchase Agreement dated as of June 24, 1998 between Registrant and Ashutosh Roy.
10.6(a)#	Amendment to Common Stock Purchase Agreement dated as of June 24, 1998 between Registrant and Gunjan Sinha.

Exhibit No.	Description of Exhibits
10.7#	Amended and Restated Inference Corporation 1993 Stock Option Plan assumed by eGain Communications Corporation (assumed by eGain in connection with Inference acquisition), filed as Exhibit 10.1 to Inference Corporation's Registration Statement on Form S-1, No. 333-92386 and to Exhibit 10.4 to Inference Corporation's Annual Report on Form 10-K/A for the fiscal year ended January 31, 1999, and incorporated by reference herein.
10.8#	eGain Communications Corporation 2000 Non-management Stock Option Plan, filed with the Commission on September 28, 2000 on eGain's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, and incorporated by reference herein.
10.9#	Inference Corporation 1998 Non-Management Stock Option Plan, filed with the Commission on April 29, 1999 as Exhibit 10.6 to Inference Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 1999, and incorporated by reference herein.
10.10#	Inference Corporation 1998 New Hire Stock Option Plan (assumed by eGain in connection with Inference acquisition), filed with the Commission on September 3, 1999 as Exhibit 10.7 from Inference Corporation's Registration Statement on Form S-8, No. 333-86471, and incorporated by reference herein.
10.11#	Inference Corporation Private Placement Stock Option Plan (assumed by eGain in connection with Inference acquisition), filed with the Commission on September 3, 1999 as Exhibit 10.7 from Inference Corporation's Registration Statement on Form S-8, No. 333-86471, and incorporated by reference herein.
10.12#	Inference Corporation Fourth Amended and Restated Incentive Stock Option Plan and Nonqualified Stock Option Plan (assumed by eGain in connection with Inference acquisition), Incorporated by reference to Exhibit 10.2 to Inference Corporation's Registration Statement on Form S-1, No. 333-92386.
10.13	Securities Purchase Agreement, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K dated August 15, 2000, and incorporated by reference herein.
10.14	Loan and Security Agreement between eGain and Silicon Valley Bank, dated March 27, 2002, filed as Exhibit 10.1 to eGain's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and incorporated by reference herein.
10.15(b)	Waiver and Loan Modification Agreement between eGain and Silicon Valley Bank, dated May 16, 2002.
10.16(b)	Second Waiver and Loan Modification Agreement between eGain and Silicon Valley Bank, dated June 25, 2002.
10.17(b)	Third Waiver and Loan Modification Agreement between eGain and Silicon Valley Bank, dated August 30, 2002.
10.18	Accounts Receivable Purchase Agreement between eGain and Silicon Valley Bank, dated September 20, 2002, filed as Exhibit 10.2 to eGain's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
10.19	Note and Warrant Purchase Agreement by and between eGain Communications Corporation and Ashutosh Roy dated as of December 24, 2002, filed as Exhibit 10.2 to eGain's Current Report on Form 8-K filed with the Commission on December 27, 2002.
10.20	Form of Subordinated Secured Promissory Note, filed as Exhibit 10.3 to eGain's Current Report on Form 8-K filed with the Commission on December 27, 2002.
10.21	Subordination Agreement and Consent by and between Ashutosh Roy and Silicon Valley Bank dated as of December 24, 2002, filed as Exhibit 10.4 to eGain's Current Report on Form 8-K filed with the Commission on December 27, 2002.

Exhibit No.	Description of Exhibits
10.22	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated March 25, 2003, filed on eGain's annual report on 10-KA on October 16, 2003, and incorporated by reference herein.
10.23	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated September 19, 2003, filed on eGain's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated by reference herein.
10.24	Amendment #2 to Note and Warrant Purchase Agreement by and between eGain Communications Corporation and Ashutosh Roy dated October 31, 2003, filed on eGain's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated by reference herein.
10.25	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated December 19, 2003, filed on eGain's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, and incorporated by reference herein.
10.26	Note and Warrant Purchase Agreement by and between eGain Communications Corporation and the Lenders dated as of March 31, 2004, filed as Exhibit 10.1 to eGain's Current Report on form 8-K on April 4, 2004, and incorporated by reference herein.
10.27	Form of Subordinated Secured Promissory Note, filed as Exhibit 10.2 to eGain's Current Report on form 8-K on April 4, 2004, and incorporated by reference herein.
10.28	Subordination Agreement and Consent by and between the Lenders and Silicon Valley Bank dated as of March 31, 2004, filed as Exhibit 10.3 to eGain's Current Report on form 8-K on April 4, 2004, and incorporated by reference herein.
10.29	Restructuring Agreement between eGain and each holder of Series A Convertible Preferred Stock, dated September 29, 2004, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K on September 30, 2004, and incorporated by reference herein.
10.30	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated October 29, 2004, filed as Exhibit 10.1 to eGain's Current Report on Form 8-K on November 3, 2004, and incorporated by reference herein.
10.31	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated December 28, 2004, filed on eGain's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, and incorporated by reference herein.
10.32	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated March 29, 2005, filed as exhibit 10.1 on eGain's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated by reference herein.
10.33#	eGain Communications Corporation 2005 Stock Incentive Plan, filed on May 16, 2005 as exhibit 10.2 on eGain's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated by reference herein.
10.34#	eGain Communications Corporation 2005 Management Stock Option Plan, filed as Exhibit 10.1 on eGain's Current Report on Form 8-K on June 2, 2005, and incorporated by reference herein.
10.35	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated October 27, 2005, filed as exhibit 10.1 on eGain's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated by reference herein.
10.36	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated January 27, 2006, filed as exhibit 10.1 on eGain's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated by reference herein.

Exhibit No.	Description of Exhibits
10.37	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank dated July 28, 2006, filed as exhibit 10.37 on eGains's Annual Report on Form 10-K for the year ended June 30, 2006, and incorporated by reference herein.
10.38	Accounts Receivable Purchase Modification Agreement between eGain and Silicon Valley Bank, dated December 22, 2006, filed as exhibit 10.1 on eGain's Quarterly Report on Form 10-Q for the quarter ended March , 2007, and incorporated by reference herein.
10.39	Amendment #3 to Note and Warrant Purchase agreement by and between eGain Communications Corporation and Ashutosh Roy dated June 29, 2007, filed as exhibit 10.1 on eGain's Current Report on Form 8-K on July 6, 2007, and incorporated by reference herein.
10.40	Form of Subordinated Secured Promissory Note, filed as Exhibit 10.2 to eGain's Current Report on form 8-K July 6, 2007, and incorporated by reference herein.
10.41	Restated Subordinated Secured Promissory Note by and between eGain Communications and Ashutosh Roy dated as of June 29, 2007, filed as exhibit 10.3 to eGain's Current Report on form 8-K on July 6, 2007, and incorporated by reference herein.
10.42	Amended and Restated Subordination Agreement and Consent by and between Ashutosh Roy and Silicon Valley bank dated as of June 29, 2007, filed as exhibit 10.4 to eGain's Current Report on form 8-K on July 6, 2007, and incorporated by reference therein.
21.1	Subsidiaries of eGain Communications Corporation.
23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see Signature Page).
31.1	Rule 13a-15(e)/15d-15(e) Certification of Chief Executive Officer.
31.2	Rule 13a-15(e)/15d-15(e) Certification of Chief Financial Officer.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 of Ashutosh Roy, Chief Executive Officer.*
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 of Eric Smit, Chief Financial Officer.*

(a) Incorporated by reference to eGain's Registration Statement on Form S-1, File No. 333-83439, originally filed with the Commission on July 22, 1999, as subsequently amended.

(b) Incorporated by reference to eGain's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 filed with the Commission on September 30, 2002.

# Indicates management contract or compensation plan or arrangement.

* The material contained in this exhibit is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after date hereof and irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 28, 2007.

eGAIN COMMUNICATIONS CORPORATION

By: /s/ ASHUTOSH ROY

Ashutosh Roy
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ashutosh Roy and Eric Smit, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this annual report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ ASHUTOSH ROY **Ashutosh Roy**	Chief Executive Officer and Director (Principal Executive Officer)	September 28, 2007
/s/ ERIC N. SMIT **Eric N. Smit**	Chief Financial Officer (Principal Financial Officer)	September 28, 2007
/s/ MARK A. WOLFSON **Mark A. Wolfson**	Director	September 28, 2007
/s/ DAVID BROWN **David Brown**	Director	September 28, 2007
/s/ GUNJAN SINHA **Gunjan Sinha**	Director	September 28, 2007
/s/ PHIROZ P. DARUKHANAVALA **Phiroz P. Darukhanavala**	Director	September 28, 2007

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Amounts Written Off, Net of Recoveries	Balance at End of Period
Allowance for Doubtful Accounts:				
Year ended June 30, 2007	$120	$101	$ —	$221
Year ended June 30, 2006	$266	$ (22)	$(124)	$120
Year ended June 30, 2005	$138	$179	$ (51)	$266



eGain

eGAIN COMMUNICATIONS CORPORATION

345 East Middlefield Road
Mountain View, CA 94043
(650) 230-7500

October 18, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of eGain Communications Corporation that will be held on November 16, 2007, at 4:00 P.M., Pacific Time, at 345 East Middlefield Road, Mountain View, California 94043.

The formal notice of the Annual Meeting and the Proxy Statement has been made a part of this invitation.

After reading the Proxy Statement, please mark, date, sign and return, at an early date, the enclosed proxy in the enclosed prepaid envelope, to ensure that your shares will be represented. YOUR SHARES MAY NOT BE VOTED WITH RESPECT TO EACH OF THE PROPOSALS UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY OR ATTEND THE ANNUAL MEETING IN PERSON.

A copy of eGain's 2007 Annual Report to Stockholders on Form 10-K is also enclosed.

The Board of Directors and management look forward to seeing you at the meeting.

Sincerely yours,

Ashutosh Roy
Chief Executive Officer

eGAIN COMMUNICATIONS CORPORATION

Notice of Annual Meeting of Stockholders
to be held November 16, 2007

To the Stockholders of eGain Communications Corporation:

The Annual Meeting of Stockholders of eGain Communications Corporation, a Delaware corporation ("eGain"), will be held at 345 East Middlefield Road, Mountain View, California 94043, on November 16, 2007, at 4:00 P.M., Pacific Time, for the following purposes:

1. To elect directors to serve until the 2008 Annual Meeting of Stockholders and thereafter until their successors are elected and qualified;
2. To ratify the appointment of BDO Seidman, LLP as eGain's independent registered public accounting firm; and
3. To transact such other business as may properly come before the Annual Meeting and any adjournment of the Annual Meeting.

Stockholders of record as of the close of business on September 21, 2007 are entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. A complete list of stockholders entitled to vote at the Annual Meeting will be available at eGain's offices 345 East Middlefield Road, Mountain View, California 94043 ten days prior to the meeting.

It is important that your shares are represented at this meeting. Even if you plan to attend the meeting, we hope that you will promptly mark, sign, date and return the enclosed proxy. This will not limit your right to attend or vote at the meeting.

By Order of the Board of Directors,



Stanley F. Pierson
Secretary

Mountain View, California
October 18, 2007

eGAIN COMMUNICATIONS CORPORATION
345 East Middlefield Road
Mountain View, CA 94043

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of eGain Communications Corporation, a Delaware corporation ("eGain" or the "Company"), of proxies in the accompanying form to be used at the Annual Meeting of Stockholders of eGain to be held at 345 East Middlefield Road, Mountain View, California 94043, on November 16, 2007, 4:00 P.M., Pacific Time, and any postponement or adjournment thereof (the "Annual Meeting"). The shares represented by the proxies received in response to this solicitation and not properly revoked will be voted at the Annual Meeting in accordance with the instructions therein. A stockholder who has given a proxy may revoke it at any time before it is exercised by filing with the Secretary of eGain a written revocation or a duly executed proxy bearing a later date or by voting in person at the Annual Meeting. On the matters coming before the Annual Meeting for which a choice has been specified by a stockholder by means of the ballot on the proxy, the shares will be voted accordingly. If no choice is specified, the shares will be voted **"FOR"** the election of the five nominees for director listed in this Proxy Statement and **"FOR"** approval of the proposals referred to in Item 2 in the Notice of Annual Meeting and described in this Proxy Statement.

Stockholders of record at the close of business on September 21, 2007 (the "Record Date"), are entitled to vote at the Annual Meeting. As of the close of business on that date, eGain had 15,323,376 shares of common stock, $0.001 par value (the "common stock"), outstanding. The presence in person or by proxy of the holders of a majority of eGain's outstanding shares of common stock constitutes a quorum for the transaction of business at the Annual Meeting. Each holder of common stock is entitled to one vote for each share held as of the Record Date.

Directors are elected by a plurality vote. The five nominees for director who receive the most votes cast in their favor will be elected to serve as a director. Other proposals submitted for stockholder approval at the Annual Meeting will be decided by the affirmative vote of the majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. Abstentions with respect to any proposal are treated as shares present or represented and entitled to vote on that proposal and thus have the same effect as negative votes. If a broker which is the record holder of shares indicates on a proxy that it does not have discretionary authority to vote on a particular proposal as to such shares, or if shares are not voted in other circumstances in which proxy authority is defective or has been withheld with respect to a particular proposal, these non-voted shares will be counted for quorum purposes but are not deemed to be present or represented for purposes of determining whether stockholder approval of that proposal has been obtained.

The expense of printing, mailing proxy materials and solicitation of proxies will be borne by eGain. eGain will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of the common stock. No additional compensation will be paid to such persons for such solicitation.

This Proxy Statement, the accompanying form of proxy and the Annual Report to Stockholders on Form 10-K for the fiscal year ended June 30, 2007, including financial statements, are being mailed to stockholders on or about October 24, 2007.

IMPORTANT

Please mark, sign and date the enclosed proxy and return it at your earliest convenience in the enclosed postage-paid return envelope so that, whether you intend to be present at the Annual Meeting or not, your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

The Board of Directors proposes the election of five directors of eGain to serve until the 2008 Annual Meeting of Stockholders and thereafter until their successors are elected and qualified. If any nominee is unable or declines to serve as director at the time of the Annual Meeting, an event not now anticipated, proxies will be voted for any nominee designated by the Board of Directors to fill the vacancy.

Names of the nominees and certain biographical information about them are set forth below:

Ashutosh Roy, age 41, co-founded eGain and has served as Chief Executive Officer and a Director of eGain since September 1997 and as President and Chief Executive Officer since October 1, 2003. From May 1995 through April 1997, Mr. Roy served as Chairman of WhoWhere? Inc., an Internet-services company co-founded by Mr. Roy. From June 1994 to April 1995, Mr. Roy co-founded Parsec Technologies, a call center company based in New Delhi, India. From August 1988 to August 1992, Mr. Roy worked as a software engineer at Digital Equipment Corp. Mr. Roy holds a B.S. in Computer Science from the Indian Institute of Technology, New Delhi, a Masters degree in Computer Science from Johns Hopkins University and an M.B.A. from Stanford University.

Gunjan Sinha, age 40, co-founded eGain and has served as a Director of eGain since inception in September 1997 and as President of eGain from January 1, 1998 until September 30, 2003. Since October 1, 2003, Mr. Sinha has served as Chairman of MetricStream Inc., a supplier of software applications for enterprise quality and compliance management. From May 1995 through April 1997, Mr. Sinha served as President of WhoWhere? Inc., an Internet-services company co-founded by Mr. Sinha. Prior to co-founding WhoWhere? Inc., Mr. Sinha was a hardware developer of multiprocessor servers at Olivetti Advanced Technology Center. In June 1994, Mr. Sinha co-founded Parsec Technologies. Mr. Sinha holds a degree in Computer Science from the Indian Institute of Technology, New Delhi, a Masters degree in Computer Science from UC Santa Cruz, and a Masters degree in Engineering Management from Stanford University.

Mark A. Wolfson, age 55, has served as a Director of eGain since June 1998. Dr. Wolfson has served as a Managing Partner of Oak Hill Capital Management, Inc. since 1998 and a Vice-President of Keystone, Inc since 1995. Since 2001, Dr. Wolfson has held the title of Consulting Professor at the Stanford University Graduate School of Business, where he has been a faculty member since 1977, including a three-year term as Associate Dean, and formerly held the title of Dean Witter Professor. Dr. Wolfson serves on the board of directors of Accretive Healthcare and Financial Engines. Dr. Wolfson holds a Ph.D. from the University of Texas, Austin and a B.S. and Masters Degree from the University of Illinois.

David G. Brown, age 50, has served as a Director of eGain since August 2000. Since August 1999, Mr. Brown has served as the Managing Partner of Oak Hill Venture Partners. Prior to August 1999, Mr. Brown was Vice President and Chief Financial Officer of Keystone, Inc. He has served as a principal of Arbor Investors, LLC (since August 1995), as well as a Vice President of Keystone, Inc. (since August of 1993). Mr. Brown serves on the board of directors of ProQuest and several privately held companies. Mr. Brown holds a B.A. degree from Bowdoin College and an M.B.A. from the Amos Tuck School of Business Administration.

Phiroz P. Darukhanavala, age 59, has served as a member of eGain's Board of Directors since September 2000. Dr. Darukhanavala has served in various capacities with BP Amoco p.l.c. and The British Petroleum Company since 1975, most recently as Vice President and Chief Technology Officer for Group Digital business. Before assuming his current position, Dr. Darukhanavala was Director of Global IT Services for the BP Group responsible for the rollout of the Common Operating Environment project worldwide and IT Functional Chief for BP-Exploration. Dr. Darukhanavala has also served as CIO of BP-Alaska and Director of BP-Exploration Business Systems. Dr. Darukhanavala holds a Ph.D. and M.S. degrees in Operations Research from Case Western Reserve University in Cleveland, Ohio.

Director Independence

The Board of Directors has determined that, except for Mr. Roy, each individual who currently serves as a member of the Board of Directors is an "independent director" within the meaning of the rules of The NASDAQ Stock Market and the Securities and Exchange Commission. Mr. Roy is not considered independent as he is employed by eGain as its Chief Executive Officer.

Board Meetings and Committees

The Board of Directors held four meetings during fiscal 2007. Each director, with the exception of Dr. Darukhanavala, attended or participated in 75% or more of the meetings of the Board of Directors and of the committees on which such director's serve.

The Board of Directors has appointed a Compensation Committee, a Stock Option Committee, a Nominating and Corporate Governance Committee and an Audit Committee.

The members of the Compensation Committee are three independent directors, David G. Brown, Phiroz P. Darukhanavala and Mark A. Wolfson. The Compensation Committee held one meeting during fiscal 2007. The Compensation Committee's functions are to assist in the implementation of, and provide recommendations with respect to, general and specific compensation policies and practices of eGain. The Compensation Committee operates under the Compensation Committee Charter adopted by the Board in October 2004. The Charter is available at the Company's website at http://www.egain.com/docs/corporate/egain_compensation_charter.pdf.

The members of the Stock Option Committee are Ashutosh Roy and Dr. Wolfson. The Stock Option Committee held one meeting in fiscal 2007 and took certain actions by written consent. The Stock Option Committee's functions are to grant options to eGain's employees and other service providers, consistent with eGain's compensation policies and practices.

The members of the Nominating and Corporate Governance Committee are Mr. Brown, Dr. Darukhanavala and Dr. Wolfson, each of whom has been determined to be independent in accordance with the rules of The NASDAQ Stock Market and the Securities and Exchange Commission. The Nominating and Corporate Governance Committee had one meeting in fiscal 2007. The Nominating and Corporate Governance Committee's primary functions are to seek and recommend to the Board qualified candidates for election to the Board and to oversee matters of corporate governance, including the evaluation of the Board's performance and processes, and assignment and rotation of members of the committees established by the Board. The Nominating and Corporate Governance Committee operates under the Nominating and Corporate Governance Committee Charter adopted by the Board in October 2004. The Charter is available at the Company's website at http://www.egain.com/docs/corporate/egain_nominating_governance_charter.pdf.

The members of the Audit Committee are three independent directors, Mr. Brown, Dr. Darukhanavala and Dr. Wolfson, each of whom has been determined to be independent in accordance with the rules of The NASDAQ Stock Market and the Securities and Exchange Commission. Messrs. Wolfson and Brown are the financial experts, as defined by the Securities and Exchange Commission, on the Audit Committee. The Audit Committee held five meetings during fiscal 2007. The Audit Committee's functions are to review the scope of the annual audit, monitor the independent registered public accounting firm's relationship with eGain, advise and assist the Board of Directors in evaluating the independent registered public accounting firm's examination, supervise eGain's financial and accounting organization and financial reporting, and nominate, for approval of the Board of Directors, a firm of certified public accountants whose duty it is to audit the financial statements of eGain for the fiscal year for which it is appointed.

Stockholder Communications with the Board of Directors

If you wish to communicate with the Board of Directors, you may send your communications in writing to: Secretary, eGain Communications Corporation, 345 East Middlefield Road, Mountain View, California 94043. You must include your name and address in the written communication and indicate whether or not you are a stockholder of the Company. The Secretary will review any communications received from a stockholder, and all material communications from stockholders will be forwarded to the appropriate director or directors or committee of the Board based on the subject matter.

Code of Ethics

In October 2004, the Board approved a code of ethics applicable to the Board, senior management including financial officers, and all other employees. The Code of Ethics and Business Conduct ("Code of Ethics") includes standards to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports filed with the Securities and Exchange Commission; compliance with laws; prompt internal reporting of violations of the Code of Ethics, and accountability for the adherence to the Code of Ethics. The Code of Ethics is available on the Company's website at http://www.egain.com/about_us/investors. Copies of the Code of Ethics are also available in print upon written request to Secretary, eGain Communications Corporation, 345 East Middlefield Road, Mountain View, California 94043.

Director Qualifications

The Nominating and Corporate Governance Committee periodically reviews with the Board the appropriate skills and characteristics required of Board members given the current Board composition. The Nominating and Corporate Governance Committee believes that the Board should be comprised of individuals who have leadership qualities and a record of success in their arena of activity and who can make substantial contributions to Board operations. The assessment of Board candidates includes, but is not limited to, consideration of relevant industry experience, relevant financial experience, general business experience and compliance with independence and other qualifications necessary to comply with any applicable corporate and securities laws and the rules and regulations thereunder. Specific consideration shall also be given to: (i) contributions valuable to the business community; (ii) personal qualities of leadership, character, judgment and whether the candidate possesses and maintains throughout service on the Board a reputation in the community at large of integrity, competence and adherence to the highest ethical standards; (iii) relevant knowledge and diversity of background and experience in such things as business, software development, manufacturing, technology, finance and accounting, marketing, international business, government and the like; or (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at all meetings. Other than the foregoing, there are no stated minimum criteria for director nominees. The Nominating and Corporate Governance Committee does, however, believe it is appropriate for at least one, and preferably, multiple, members of the Board to meet the criteria for an "audit committee financial expert" as defined by Securities and Exchange Commission rules, and that a majority of the members of the Board meet the definition of "independent director" under the rules of The NASDAQ Stock Market, although eGain is currently not subject to NASDAQ listing requirements. The Nominating and Corporate Governance Committee also believes it is appropriate for certain members of management to serve on the Board. When evaluating a candidate for the Board, the Nominating and Corporate Governance Committee does not assign specific weight to any of these factors nor does it believe that all of the criteria necessarily apply to every candidate. A director's qualifications in light of the above-mentioned criteria are considered at least each time the director is nominated or re-nominated for Board membership.

Identifying and Evaluating Director Nominees

The Nominating and Corporate Governance Committee considers candidates for Board membership suggested by Board members and management of the Company. The Nominating and Corporate Governance Committee will consider persons recommended by the Company's security holders in the same manner as a nominee recommended by Board members or management. A security holder who wishes to suggest a prospective nominee for the Board should notify eGain's Secretary or any member of the Nominating and Corporate Governance Committee in writing with any supporting material the security holder considers appropriate. After completing the evaluation and review, the Nominating and Corporate Governance Committee makes a recommendation to the full Board as to the person who should be nominated to the Board, and the Board considers the nominees after evaluating the recommendation and report of the Nominating and Corporate Governance Committee. Each director candidate recommended for election at this year's Annual Meeting is an existing director seeking re-election to the Board.

Compensation of Directors

Directors of eGain do not currently receive any fees for service on the Board of Directors. Directors are reimbursed for their expenses for each meeting attended. Pursuant to eGain's 1998 Stock Plan, each non-employee director will receive, if re-elected as a director at the Annual Meeting, an option to purchase 500 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. Such options will vest on the first anniversary of the grant and are nonqualified stock options. After the 2006 annual meeting, the company did not issue the non-employee director stock options. We plan to grant 1,000 shares after the 2007 annual meeting.

The table details the compensation paid to non-employee directors for fiscal year ended June 30, 2007.

DIRECTOR SUMMARY

Name (1)	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Gunjan Sinha	—	296	—	—	296
Mark A. Wolfson	—	296	—	—	296
David G. Brown	—	296	—	—	296
Phiroz P. Darukhanavala	—	296	—	—	296

(1) Mr. Roy, eGains Chief Executive Officer and Chairman of the Board, is not included in the table as he is an employee of eGain and received no compensation for his services as Chairman of the Board of Directors. The compensation received by Mr. Roy is shown in the Summary Compensation Table on page 16.

(2) Amounts reported represents the compensation recognized for financial reporting purposes for the fiscal year end June 30, 2007, in accordance with SFAS 123R, excluding forfeitures, utilizing the assumptions discussed in Note 8 to our consolidated financial statements in our Annual Report on Form 10-K.

The following table provides information on the outstanding option awards for each of the non-employee directors as of June 30, 2007.

Name	Number of Options Unexercised (#)	Option Exercise Price ($)	Option Expiration Date
Gunjan Sinha	1,000	2.40	12/08/2013
	500	1.25	12/15/2014
	500	0.80	12/08/2015
Total	2,000		
Mark A. Wolfson	500	82.00	09/18/2009
	500	38.13	11/20/2010
	1,000	2.40	12/08/2013
	500	1.25	12/15/2014
	500	0.80	12/08/2015
Total	3,000		
David G. Brown	500	38.13	11/20/2010
	1,000	2.40	12/08/2013
	500	1.25	12/15/2014
	500	0.80	12/08/2015
Total	2,500		
Phiroz P. Darukhanavala	10,000	88.13	09/25/2010
	1,000	2.40	12/08/2013
	500	1.25	12/15/2014
	500	0.80	12/08/2015
Total	12,000		

Compensation Committee Interlocks and Insider Participation

Messrs. Brown, Darukhanavala and Wolfson, all of whom are non-employee directors, serve as members of the Compensation Committee. None of eGain's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of eGain's Board of Directors or Compensation Committee.

The Board of Directors recommends a vote "FOR" election as director of the nominees set forth above.

PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Upon the recommendation of the Audit Committee, the Board of Directors has appointed the firm of BDO Seidman, LLP as eGain's independent registered public accounting firm for the fiscal year ending June 30, 2008, subject to ratification by the stockholders. BDO Seidman, LLP audited eGain's financial statements for the fiscal year ending June 30, 2007. Representatives of BDO Seidman, LLP are expected to be present at eGain's Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Ratification will require the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy. In the event ratification is not provided, the Board of Directors will review its future selection of eGain's independent registered public accounting firm.

The Board of Directors recommends a vote "FOR" ratification of BDO Seidman LLP as eGain's independent registered public accounting firm.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of common stock of eGain as of September 21, 2007 for the following:

- each person or entity who is known by eGain to own beneficially more than 5% of the outstanding shares of eGain's common stock;
- each of eGain's current directors and executive officers as a group; and
- eGain's chief executive officer, the chief financial officer, and two other most highly compensated executive officers during the fiscal year ended June 30, 2007.

Unless otherwise noted, the address of each named beneficial owner is that of eGain.

The percentage ownership is based on 15,323,376 shares of eGain common stock outstanding as of September 21, 2007. All options and warrants exercisable within 60 days after September 21, 2007 are deemed to be beneficially owned by the person or entity holding such options and warrants. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. In addition to our chief executive officer and chief financial officer, we have had only two executive officers during fiscal 2007, as defined in our executive officers section on page 11.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Certain Beneficial Owners:		
OHCP GenPar, L.P. (1) 201 Main Street, Suite 1620 Ft. Worth, TX 76102	4,269,622	27.9%
J. Taylor Crandall (2) 201 Main Street, Suite 3100 Ft. Worth, TX 76102	1,379,226	9.0
Crosslink Capital, Inc. (3) Two Embarcadero Center, Suite 2200 San Francisco, CA 94111	1,350,900	8.8
Gunjan Sinha (4)	1,116,543	7.3
Granite Private Equity III, LLC (5) One Cablevision Center Liberty, NY 12754	1,113,245	7.3
Deutsche Bank A.G. (6) 60 Wall Street New York, NY 10005	982,275	6.4
Mark A. Wolfson (7)	19,166	*
David G. Brown (8)	18,666	*
Management:		
Ashutosh Roy (9)	1,671,992	10.4
Promod Narang (10)	282,683	1.8
Eric Smit (11)	215,921	1.4
Thomas Hresko (12)	69,895	*
All executive officers and directors as a group: (8 persons) (13)	3,406,866	20.7

* Indicates less than one percent.

(1) Includes 4,151,749 shares that are beneficially owned by Oak Hill Capital Partners, L.P. and 117,873 shares that are beneficially owned by Oak Hill Capital Management Partners, L.P. OHCP MGP, LLC, a Delaware limited liability company, is the general partner of OHCP GenPar, L.P., a Delaware limited partnership, which is the general partner of Oak Hill Capital Partners, L.P. and consequently has voting control and investment discretion over securities held by Oak Hill Capital Partners, L.P. OHCP MGP, LLC disclaims beneficial ownership of the shares held by Oak Hill Capital Partners, L.P. OHCP MGP, LLC, a Delaware limited liability company, is the general partner of OHCP GenPar, L.P., a Delaware limited partnership, which is the general partner of Oak Hill Capital Management Partners, L.P and consequently has voting control and investment discretion over securities held by Oak Hill Capital Management Partners, L.P. OHCP MGP, LLC disclaims beneficial ownership of the shares held by Oak Hill Capital Management Partners, L.P. Mark Wolfson, a director of eGain, is a vice president of Oak Hill Capital Management, Inc., a Delaware corporation which provides management and consulting services to Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. and is a principal of Oak Hill Venture Partners, a related entity of the above-referenced entities. David Brown, a director of eGain, is the managing partner of Oak Hill Venture Partners, a related entity of the above-referenced entities.

(2) Includes 1,375,185 shares that are beneficially owned by FW Investors V, L.P., a Delaware limited partnership, and 4,041 shares held by Group III 31, LLC. FW Management II, L.L.C., a Delaware limited liability company is the general partner of FW Investors V, L.P. and consequently has voting control and investment discretion over securities held by FW Investors V, L.P. FW Management II, L.L.C. disclaims beneficial ownership of the shares held by FW Investors V, L.P. J. Taylor Crandall is the sole member of FW Management II, L.L.C. and Group III 31, LLC.

(3) Represents 1,350,900 shares beneficially owned as reported on Form 13g on December 31, 2006.

(4) Includes 1,114,543 shares that are beneficially owned and 2,000 shares that would be beneficially owned upon exercise of director options.

(5) Represents 1,113,245 shares beneficially owned. Alan Gerry is the managing member of Gerry Holding Co. II, LLC, which is the managing member of Granite Private Equity III, LLC and consequently has voting control and investment discretion over securities held by Granite Private Equity III, LLC.

(6) Represents 982,275 shares beneficially owned as estimated by eGain.

(7) Represents 16,166 shares that are beneficially owned as a result of the distribution by FW Ventures I, L.P. and 3,000 shares that would be beneficially owned upon exercise of director options held by Dr. Wolfson. Dr. Wolfson, a director of eGain, is a as vice president of Oak Hill Capital Management, Inc., a Delaware corporation which provides management and consulting services to Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. Dr. Wolfson disclaims beneficial ownership as to the shares owned by OHCP GenPar, L.P. and related entities.

(8) Represents 16,166 shares that are beneficially owned as a result of the distribution by FW Ventures I, L.P. and 2,500 shares that would be beneficially owned upon exercise of director options held by Mr. Brown. Mr. Brown, a director of eGain, is the managing partner of Oak Hill Venture Partners, a related entity of the above-referenced entities. Mr. Brown disclaims beneficial ownership as to the shares owned by OHCP GenPar, L.P. and related entities.

(9) Includes 852,603 shares that are beneficially owned, 462,099 shares subject to an immediately exercisable warrant and 357,290 shares subject to immediately exercisable options.

(10) Includes 143,525 shares that are beneficially owned and 139,158 shares that would be beneficially owned upon exercise of options.

(11) Includes 144,947 shares that are beneficially owned and 70,974 shares that would be beneficially owned upon exercise of options.

(12) Includes 10,000 shares that are beneficially owned and 59,895 shares that would be beneficially owned upon exercise of options.

(13) Includes 646,817 shares subject to currently exercisable options or options exercisable within 60 days of September 21, 2007. Also includes 462,099 shares subject to an immediately exercisable warrant.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, eGain's directors, executive officers and any persons holding more than 10% of eGain's common stock are required to report their initial ownership of eGain's common stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and eGain is required to identify in this Proxy Statement those persons who failed to timely file these reports. All of the filing requirements were satisfied for fiscal 2007 except that in July 2007 there was one late Form 4 filing for executive Ashutosh Roy with respect to certain warrants granted, and one late Form 4 filing for executive Thomas Hresko with respect to certain acquired common stock. All late filings were due solely to administrative errors that were corrected as soon as they were determined.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of June 30, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
Assumed Stock Option Plans (1) . . .	8,157	$58.01	—
1998 Stock Plan	564,145	$ 6.41	44,488
2005 Stock Incentive Plan	328,725	$ 1.11	131,275
Equity compensation plans not approved by security holders			
Assumed Stock Option Plans (1) . . .	73	$40.75	—
2000 Non-Management Plan	131,507	$12.77	65,960
2005 Management Plan	907,800	$ 0.64	50,850
Total	1,940,407	$ 3.46	292,573

(1) Includes the aggregate number of securities to be issued upon exercise of options assumed in connection with our acquisition of several companies. There are no remaining options available for future issuance under these plans.

Equity Compensation Plans Not Approved By Security Holders

2000 Non-Management Plan

In July 2000, eGain's Board of Directors adopted the 2000 Non-Management Plan (the "2000 Non-Management Plan") which provides for the grant of non-statutory stock options and stock purchase rights to employees of eGain. A total of 200,000 shares of common stock were reserved for issuance under the Non-Management Plan.

2005 Management Stock Option Plan

In May 2005, eGain's Board of Directors adopted the 2005 Management Stock Option Plan (the "2005 Management Plan") pursuant to which, the Compensation Committee may grant NSOs to purchase up to 962,400 shares of eGain common stock, at an exercise price of not less than 100% of the fair market value of such common stock, to directors, officers and key employees of the Company and its subsidiaries. Options granted under the 2005 Management Plan are subject to vesting as determined by the Compensation Committee. The options are exercisable for up to five (5) years from the date of grant.

EXECUTIVE COMPENSATION

Executive Officers

The following table sets forth information regarding eGain's executive officers as of June 30, 2007:

Name	Age	Position
Ashutosh Roy	41	Chief Executive Officer and Chairman
Eric Smit	45	Chief Financial Officer
Promod Narang	49	Senior Vice President of Products and Engineering
Thomas Hresko	57	Senior Vice President of Worldwide Sales

Ashutosh Roy co-founded eGain and has served as Chief Executive Officer and a director of eGain since September 1997 and President since October 2003. From May 1995 through April 1997, Mr. Roy served as Chairman of WhoWhere? Inc., an Internet-service company co-founded by Mr. Roy. From June 1994 to April 1995, Mr. Roy co-founded Parsec Technologies, a call center company based in New Delhi, India. From August 1988, to August 1992, Mr. Roy worked as a Software Engineer at Digital Equipment Corp. Mr. Roy holds a B.S. in Computer Science from the Indian Institute of Technology, New Delhi, a Masters degree in Computer Science from Johns Hopkins University and an M.B.A. from Stanford University.

Eric Smit has served as Chief Financial Officer since August 2002. From April 2001 to July 2002, Mr. Smit served as Vice President, Operations of eGain. From June 1999 to April 2001, Mr. Smit served as Vice President, Finance and Administration of eGain. From June 1998 to June 1999, Mr. Smit served as Director of Finance of eGain. From December 1996 to May 1998, Mr. Smit served as Director of Finance for WhoWhere? Inc., an Internet services company. From April 1993 to November 1996, Mr. Smit served as Vice President of Operations and Chief Financial Officer of Velocity Incorporated, a software game developer and publishing company. Mr. Smit holds a Bachelor of Commerce in Accounting from Rhodes University, South Africa.

Promod Narang has served as Sr. Vice President of Engineering of eGain since March 2000. Mr. Narang joined eGain in October 1998, and served as Director of Engineering prior to assuming his current position. Prior to joining eGain, Mr. Narang served as President of VMpro, a system software consulting company from September 1987 to October 1998. Mr. Narang holds a Bachelors of Science in Computer Science from Wayne State University.

Thomas Hresko has served as Sr. Vice President of Worldwide Sales since November of 2005. From July 2004 to October 2005, Mr. Hresko served as Vice President, Worldwide Sales for Corrigo, an enterprise application software company. From April 2002 to October of 2003 Mr. Hresko served as Vice President of Worldwide Sales at Primus Knowledge Solutions, a software company specializing in knowledge management and self service. From January 1990 to January of 2002, he served in sales management positions at Network Associates, an enterprise software, security and anti-virus software company. In his most recent position, he served as Vice President Worldwide Sales for the customer relationship management software division. From 1981 to 1987, Mr. Hresko served in marketing and sales management positions at Sprint Communications, a telecommunications company. Mr. Hresko holds an M.B.A. from Harvard University and B.B.A from the University of Michigan.

Compensation Discussion and Analysis

Company Philosophy on Compensation

The Compensation Committee of our Board of Directors is responsible for providing oversight and determining our executive compensation programs. To that end, our Compensation Committee reviews corporate performance relevant to the compensation of our executive officers and works with management to establish our executive compensation programs. The general philosophy of our executive compensation program is to:

- encourage creation of stockholder value and achievement of strategic corporate objections by providing management with longer term incentives through equity ownership by management;

- provide a competitive total compensation package that enables us to attract and retain, on a long-term basis, high caliber personnel;
- provide a total compensation opportunity that is competitive with companies in our industry, taking into account relative company size, performance and geographic location, as well as individual responsibilities and performance;
- provide fair and internally consistent compensation; and
- other relevant considerations such as rewarding extraordinary performance.

Our executive compensation program is designed to reward team accomplishments while promoting individual accountability. The combination of incentives is designed to balance annual operating objectives and eGain's earnings' performance with longer-term stockholder value creation.

Establishing Compensation

Our Compensation Committee typically reviews our executive officers' compensation, including our named executive officers, on an annual basis. Our Compensation Committee determines the appropriate levels of compensation based primarily on:

- competitive benchmarking consistent with our recruiting and retention goals;
- internal consistency and fairness; and
- other relevant considerations such as rewarding extraordinary performance.

To assist in the process of establishing executive compensation, our Compensation Committee reviews publicly available compensation information from a group of peer companies located in the Silicon Valley. Our Compensation Committee determines compensation for our Chief Executive Officer, which was set at $24 per annum at his request beginning October 2003, as discussed below. With respect to our other named executive officers, our Compensation Committee reviews and approves compensation that is recommended by our Chief Executive Officer.

Compensation Components

Our executive compensation program generally consists of three primary components: base salary, annual non equity incentives and stock option awards. These primary compensation components are described in more detail below. Executive officers are also eligible to participate in all of our respective local employee benefits plans, such as medical insurance, life and disability insurance and our 401(k) retirement plan, in each case on the same basis as other employees.

We view the three primary components of executive compensation as related, but we do not believe that compensation should be derived entirely from one component, or that significant compensation from one component should necessarily reduce compensation from other components. Our Compensation Committee has not adopted a formal or informal policy for allocating compensation between long-term and current compensation or between cash and non-cash compensation.

Base Salary

We provide our named executive officers with a base salary to compensate them for services rendered during the fiscal year. We establish base salaries for our executives based on the scope of their responsibilities and experience, and take into account competitive market compensation paid by companies in our peer group commensurate for similar responsibilities and positions. We believe that executive base salaries should be targeted to be within the range of salaries for similar positions at comparable companies, which is in line with our compensation philosophy, in order to best attract, retain and motivate our executives. In reviewing compensation of our peer companies, our Compensation Committee takes into account the annual revenues and market size of these companies and other relevant factors it deems appropriate. Our Compensation Committee attempts to establish compensation, particularly base salary, in the same comparable range that our revenues and market size fall when compared to these peer companies. In some cases, our executive compensation may rise above this range due to certain circumstances, such as a strong retention need or an extraordinary performance.

We note that the salary for our Chief Executive Officer, Ashutosh Roy, was set at a nominal amount of $24 per annum at his request beginning October 2003. Mr. Roy requested this reduction initially in connection with our cost reduction initiatives and more recently to assist in our investment efforts. Our Compensation Committee will continue to evaluate and determine our Chief Executive Officer's salary, and we anticipate that his salary will return to a level consistent with comparable companies in the future. As a significant stockholder, a substantial portion of Mr. Roy's personal wealth is tied directly to the performance of eGain's stock, which provides direct alignment with stockholder interests.

We attempt to review base salaries annually, and adjust base salaries from time to time to ensure that our compensation programs remain competitive with market levels. In fiscal 2007, our Compensation Committee reviewed the base salaries of our named executive officers, and made no adjustments at that time. We anticipate that our Chief Executive Officer will present any recommendations for named executive officer salary adjustments, to the Compensation Committee for approval, at the first scheduled board meeting in fiscal 2008.

Annual Non Equity Incentive Compensation

Currently all eGain employees participate in either a bonus plan, or in the case of sales representatives and managers, a commission plan tied primarily to revenue and bookings metrics. The plan is designed to provide awards to all employees as an incentive to contribute to both revenue growth and profitability.

Bonuses for named executive officers are contingent upon the attainment of certain performance targets established by our Compensation Committee. For fiscal 2007, approximately 30% of the bonus target for each executive officer was tied to company performance and 70% to the individual performance of the executive officer and his team. The performance targets may include:

- Financial metrics, such as—gross or net revenues; operating income, enterprise value/revenue ratio, cash balances, days sales outstanding, and
- Business operational metrics, such as—customer satisfaction, customer retention, operational efficiencies, product delivery and product quality.

We anticipate that our Chief Executive Officer will present his recommendations for final named executive officer bonus payments for fiscal 2007, to the Compensation Committee for approval, at the first scheduled board meeting in fiscal 2008.

Stock Option Awards

We believe the use of stock-based awards for our named executive officers is a strong compensation tool that encourages officers to act in a manner that leads to long-term company success. We believe this type of compensation aligns our executive officers' performance with the interests of our long-term investors by rewarding our officers through equity appreciation. The stock-based incentive program for the entire Company, including executive officers, currently consists of stock option grants only, but we may introduce different types of equity awards or instruments to remain competitive in the compensation we pay our employees. In fiscal 2007, we granted no stock option awards to our executive officers.

In addition to granting equity-based options to our executives as part of a long-term incentive plan, we also intend to utilize option grants to all other non-officer employees, including new hires, and in recognition of individual achievements and contributions to corporate or business unit performance or in circumstances where we face a critical retention need.

Our Stock Option Committee approves grants of proposed stock options awards and administers our stock option plans consistent with the compensation policies and practices as set by our Compensation Committee. Proposed stock option awards to our executive officers are presented to our entire Board of Directors for consideration. The stock option committee normally grants options to executive officers (i) upon the hiring of an executive officer (ii) as part of an annual review, and (iii) as special circumstances arise. The exercise price of our stock option awards is based on the closing price of our common stock on the Over-the-Counter Bulletin Board on the date approval is received for such stock option award. Except with respect to new hire grants, proposals for significant stock option awards to our executive officers are not considered during our established "blackout period," which commences one month prior to the end of each fiscal quarter and ends the trading day following the announcement of earnings for such fiscal quarter. Except for such proposed stock option awards to our executive officers, we intend to grant options in accordance with the foregoing procedures without regard to the timing of the release of material non-public information, such as a positive or negative earnings announcement.

Other supplemental benefits

In addition to the compensation opportunities we describe above, we also provide our named executive officers and other employees benefits, such as medical insurance, life and disability insurance and our 401(k) retirement Plan, in each case on the same basis as other employees.

Defined Pension Plan

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. We do not offer such qualified or non-qualified defined benefit plans to our executives because we believe that such defined benefit plans are not typical for similar companies in both our industry and geographic region. Our Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans if our Compensation Committee determines that doing so is in our best interests.

Change of Control Benefits

None of our named executive officers currently have agreements to receive benefits in the event of a change of control. To date, we have not had a significant reason to offer such benefits. Our Compensation Committee may elect to provide our officers and other employees with change of control agreements if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. To date, we have not had a significant reason to offer such non-qualified defined contribution plans or other deferred compensation plans. Our Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Section 162(m) Treatment Regarding Performance-Based Equity Awards

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally denied deductions for compensation paid to the chief executive officer and the next four most highly compensated executive officers to the extent the compensation for any such individual exceeds one million dollars for the taxable year. Our Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one of the many factors considered in determining appropriate levels or modes of compensation.

COMPENSATION COMMITTEE REPORT

The following report has been submitted by the Compensation Committee of our Board of Directors:

The Compensation Committee of our Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this definitive proxy statement on Schedule 14A for our 2007 annual stockholders meeting, which is incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, each as filed with the Securities and Exchange Commission.

The foregoing report was submitted by the Compensation Committee of the Board of Directors and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934.

Respectfully submitted,
Compensation Committee

Mark A. Wolfson
David G. Brown
Phiroz P. Darukhanavala

Summary Compensation Table

The following table summarizes information concerning compensation paid to eGain's Chief Executive Officer, Chief Financial Officer and each of eGain's other two most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to eGain during the fiscal year ended June 30, 2007. These individuals are referred to as the "named executive officers."

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation, ($)	Total ($)
Ashutosh Roy (2) President, Chief Executive Officer and Chairman	2007	24	—	42,871	—	—	—	—	42,895
Eric Smit (3) Chief Financial Officer	2007	160,000	—	7,534	—	—	—	—	167,534
Promod Narang (4) Vice President of Product and Technology	2007	160,000	—	14,542	—	4,800	—	—	179,342
Tom Hresko (5) World Wide Vice President of Sales	2007	185,000	—	30,858	—	—	—	—	215,858

(1) Amounts reported represents the compensation recognized for financial reporting purposes for the fiscal year end June 30, 2007, in accordance with SFAS 123R, excluding forfeitures, utilizing the assumptions discussed in Note 8 to our consolidated financial statements in our Annual Report on Form 10-K.

(2) In October 2003, at the request of Mr. Roy, the compensation Committee reduced Mr. Roy's salary to $24.00 per annum.

(3) We anticipate that our Chief Executive Officer will present his recommendations for Mr. Smit's non-equity incentive compensation for fiscal 2007, to the Compensation Committee for approval, at the first scheduled board meeting in fiscal 2008. Targets are discussed in the Grants of Plan-Based Awards section of this proxy.

(4) We anticipate that our Chief Executive Officer will present his recommendations for Mr. Narang's final non-equity incentive compensation for fiscal 2007, to the Compensation Committee for approval, at the first scheduled board meeting in fiscal 2008. Targets are discussed in the Grants of Plan-Based Awards section of this proxy.

(5) The amount shown for Mr. Hresko's salary includes $35,000 for sales commissions earned during fiscal 2007.

Grants of Plan-Based Awards

There were no incentive grants under our equity plans given to the named executive officers during our fiscal year 2007.

The following table provides information regarding our non-equity incentive plans granted to the named executive officers as of June 30, 2007.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
	Threshold ($)	Target ($)	Maximum ($)
Eric Smit	n/a	40,000	n/a
Promod Narang (1)	n/a	24,000	n/a

(1) Mr. Narang has been paid $4,800 towards the target payout of his 2007 non-equity incentive compensation.

We anticipate that our Chief Executive Officer will present his recommendations for named executive officer non-equity incentive compensation for fiscal 2007, to the Compensation Committee for approval, at the first scheduled board meeting in fiscal 2008. For fiscal 2007, approximately 30% of the bonus target for each executive officer is tied to company performance and 70% to the individual performance of the executive and his team. The metrics for these bonus targets were agreed upon at the beginning of the fiscal year.

Outstanding Equity Awards

The following table provides information on the outstanding option awards held by each of our named executive officers as of June 30, 2007.

	Option Awards						Stock Awards			
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**		**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($)**
Ashutosh Roy	2,499	—	—	44.69	(1)	01/17/2011	—	—	—	—
	625	—	—	2.00	(1)	04/10/2013	—	—	—	—
	302,083	197,917	—	0.64	(2)	05/27/2015	—	—	—	—
Total	305,207	197,917	—				—	—	—	—
Eric Smit	2,000	—	—	86.88	(3)	08/19/2010	—	—	—	—
	600	—	—	15.80	(4)	09/06/2011	—	—	—	—
	750	—	—	1.60	(1)	10/22/2012	—	—	—	—
	7,500	—	—	1.60	(2)	10/22/2012	—	—	—	—
	750	—	—	2.00	(1)	04/10/2013	—	—	—	—
	8,750	1,250	—	2.40	(5)	12/08/2013	—	—	—	—
	42,291	27,709	—	0.64	(2)	05/27/2015	—	—	—	—
Total	62,641	28,959	—				—	—	—	—
Promod Narang	2,000	—	—	10.00	(5)	07/14/2009	—	—	—	—
	10,499	—	—	14.30	(8)	02/11/2012	—	—	—	—
	450	—	—	5.60	(6)	05/06/2012	—	—	—	—
	7,000	—	—	4.70	(1)	05/15/2012	—	—	—	—
	16,875	—	—	4.70	(9)	05/15/2012	—	—	—	—
	3,000	2,625	—	4.70	(7)	05/15/2012	—	—	—	—
	540	—	—	1.60	(1)	10/22/2012	—	—	—	—
	540	—	—	2.00	(1)	04/10/2013	—	—	—	—
	30,625	4,375	—	2.40	(5)	12/08/2013	—	—	—	—
	54,375	35,625	—	0.64	(2)	05/27/2015	—	—	—	—
Total	125,904	42,625	—				—	—	—	—
Tom Hresko	49,479	75,521	—	0.76	(5)	12/07/2015	—	—	—	—
Total	49,479	75,521	—				—	—	—	—

(1) Options vest as to 100% on the date of grant.

(2) Options vest in equal monthly installments over 4 years.

(3) Options vest as to 33% of the shares of common stock after 12 months and the balance vests in equal monthly installments over 24 months.

(4) 50% of the options vest immediately and the balance vests in equal monthly installments over 12 months.

(5) Options vest as to 25% of the shares of common stock after 12 months and the balance vests in equal monthly installments over 36 months.
(6) 33% of the options vest immediately and the balance vests in equal monthly installments over 2 months.
(7) 10% of the options vest immediately and the balance vests in equal monthly installments over 10 years.
(8) Options vest as to 33% of the shares of common stock immediately and the balance vests in equal monthly installments over 36 months.
(9) Options vest in equal monthly installments over 3 years.

Options Exercises

None of the named executive officers exercised stock options during our fiscal year 2007. We have not granted any restricted stock or made any other stock awards.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors (the "Audit Committee"),operates under a written charter adopted by the Board of Directors on April 24, 2001, a copy of which is attached as Annex 1. The current members of the Audit Committee are Mark A. Wolfson, David G. Brown and Phiroz P. Darukhanavala, each of whom meets the independence standards established by The NASDAQ Stock Market.

The Audit Committee performs the following activities:

- overseeing eGain's financial reporting process on behalf of the Board of Directors; and
- provides independent, objective oversight of eGain's accounting functions and internal controls.

The Audit Committee reviewed and discussed the audited financial statements contained in the 2007 Annual Report on Form 10-K with eGain's management and its independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the material conformity of those financial statements with accounting principles generally acceptable in the United States.

The Audit Committee met privately with the independent registered public accounting firm, and discussed issues deemed significant by the independent registered public accounting firm, including those required by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards), as amended. In addition, the Audit Committee discussed with the independent registered public accounting firm their independence from eGain and its management, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with the Audit Committees). The Audit Committee also considered BDO's provision of non-audit services to eGain and determined that such provision of such services was compatible with maintaining the independence of BDO.

In reliance on the reviews and discussions outlined above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in eGain's Annual Report on Form 10-K for the fiscal year ended June 30, 2007, for filing with the Securities and Exchange Commission.

Audit Committee

Mark A. Wolfson
David G. Brown
Phiroz P. Darukhanavala

INFORMATION CONCERNING INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The aggregate fees for professional services by BDO Seidman, LLP, the Company's independent registered public accounting firm, and certain of their international affiliates, in fiscal 2007 and fiscal 2006 for these various services to the Company and its subsidiaries were:

Audit Fees

The aggregate audit fees billed or to be billed by BDO Seidman, LLP and its international affiliates for professional services rendered for the audit of the Company's annual financial statements, review of financial statements included in the Company's quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements were approximately $447,000 for fiscal 2007 and $281,000 for fiscal 2006.

Audit-Related Fees

The aggregate fees billed or to be billed by BDO Seidman, LLP or certain of its international affiliates for services related to financial statements or regulatory compliance reasonably related to the performance of review of Company's or its subsidiaries financial statements were approximately $11,000 for fiscal 2007 and $3,000 for fiscal 2006.

Tax Fees

The aggregate fees billed or to be billed by BDO Seidman, LLP for professional services related to tax advice, tax compliance, tax auditing, tax planning and foreign tax matters were approximately $65,000 for fiscal 2007 and $52,000 for fiscal 2006.

All Other Fees

There were no fees billed to the Company by BDO Seidman, LLP for the fiscal years ended June 30, 2007 and 2006 for services and products to the Company and its subsidiaries other than those reported in the categories above.

Policy on Pre-Approval of Retention of Independent Registered Public Accounting Firm

The engagement of BDO Seidman, LLP and certain of its international affiliates for non-audit accounting and tax services performed for the Company is limited to those circumstances where these services are considered integral to the audit services that it provides or in which there is another compelling rationale for using its services. Pursuant to the Sarbanes-Oxley Act of 2002, all audit and permitted non-audit services for which the Company engages BDO Seidman, LLP and certain of its international affiliates require pre-approval by the Audit Committee. The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. The percentage of Statutory Audit Fees, Tax Fees and All Other Fees, out of all fees paid to BDO Seidman, LLP and certain of its international affiliates, and all as approved by the Audit Committee in accordance with the policy, was 100% for both fiscal 2007 and 2006.

As noted in the report of the Audit Committee on page 19 of this proxy statement, the Audit Committee considered the provision by BDO Seidman, LLP and certain of its international affiliates of non-audit services to the Company and determined that the provision of these services was compatible with maintaining the independence of BDO Seidman, LLP.

RELATED PARTY TRANSACTIONS

Since July 1, 2006, there have not been any transactions or series of transactions to which eGain was or is a party in which the amount involved exceeded or exceeds $120,000 and in which any director, executive officer, holder of more than 5% of any class of eGain's voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

On June 29, 2007, we entered into an agreement that amends and restates the 2002 and 2003 notes with Mr. Roy pursuant to which he loaned to us an additional $2.0 million and received additional warrants that allowed him to purchase up to 333,333 shares at $1.20 per share. In connection with this additional loan we recorded $1.8 million in related party notes payable and $187,000 of discount on the notes related to the relative value of the warrants issued in the transaction that will be amortized to interest expense over the three-year life of the note. The fair value of these warrants was determined using the Black-Scholes valuation method with the following assumptions: an expected life of 3 years, an expected stock price volatility of 75%, a risk free interest rate of 4.28%, and a dividend yield of 0%. The promissory note has a maturity date of March 31, 2009 and bears interest at an effective annual rate of 12% due and payable upon the term of such note. eGain has the option to prepay the note at any time subject to the prepayment penalties set forth in such note. In addition, the amendment extended the maturity date of the previous notes through March 31, 2009. The principal and interest due on the loans as of June 30, 2007 was $8.1 million. As of June 30, 2007, warrants to purchase 462,099 shares of common stock related to these financings were vested and outstanding.

In the past, eGain has granted options to purchase common stock to its directors and executive officers. eGain intends to grant such options to its directors and executive officers in the future.

It is eGain's current policy that all transactions between eGain and its officers, directors, 5% stockholders and eGain's affiliates will be entered into only if these transactions are approved by a majority of the disinterested directors, are on terms no less favorable to eGain than could be obtained from unaffiliated parties and are reasonably expected to benefit eGain.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

Proposals of stockholders of eGain that are intended to be presented by such stockholders at eGain's 2008 Annual Meeting must be received by the Secretary of eGain no later than June 21, 2008 in order that they may be included in eGain's proxy statement and form of proxy relating to that meeting.

A stockholder proposal not included in the eGain proxy statement for the 2008 Annual Meeting will be ineligible for presentation at the meeting unless the stockholder gives timely notice of the proposal in writing to the Secretary of eGain at the principal executive offices of eGain and otherwise complies with the provisions of its Bylaws. To be timely, eGain's Bylaws provide that eGain must have received the stockholder's notice not less than 50 days nor more than 75 days prior to the scheduled date of such meeting. However, if notice or prior public disclosure of the date of the annual meeting is given or made to stockholders less than 65 days prior to the meeting date, eGain must receive the stockholder's notice by the close of business on the 15th day after the earlier of the day eGain mailed notice of the annual meeting date or provided such public disclosure of the meeting date.

OTHER MATTERS

eGain knows of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

eGain has adopted a process for mailing the Annual Report and Proxy Statement called "householding," which has been approved by the Securities and Exchange Commission. Householding means that stockholders who share the same last name and address will receive only one copy of the Annual Report and Proxy Statement, unless we receive contrary instructions from any stockholder at that address. eGain will continue to mail a proxy card to each stockholder of record.

If you prefer to receive multiple copies of the Annual Report and Proxy Statement at the same address, additional copies will be provided to you upon request. If you are a stockholder of record, you may contact us by writing to Eric N. Smit, eGain Communications Corporation, 345 East Middlefield Road, Mountain View, California 94043 or by calling (650) 230-7500. Eligible stockholders of record receiving multiple copies of the Annual Report and Proxy Statement can request householding by contacting eGain in the same manner. eGain has undertaken householding to reduce printing costs and postage fees, and we encourage you to participate.

If you are a beneficial owner, you may request additional copies of the Annual Report and Proxy Statement or you may request householding by notifying your broker, bank or nominee.

Current and prospective investors can also access free copies of our Form 10-K, proxy statement and other financial information on our Investor Relations section of our web site at http://www.egain.com/about_us/investors.asp.

ANNUAL REPORT ON FORM 10-K

A copy of eGain's combined annual report to stockholders and Annual Report on Form 10-K for the fiscal year ended June 30, 2007 accompanies this proxy statement. An additional copy will be furnished without charge to beneficial stockholders or stockholders of record upon request to Chief Financial Officer, eGain Communications Corporation, 345 East Middlefield Road, Mountain View, California 94043.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

eGain's Annual Report on Form 10-K for the fiscal year ended June 30, 2007 was filed with the Securities and Exchange Commission on September 28, 2007. The following portions of the Annual Report are incorporated in this proxy statement by reference:

- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets
- Consolidated Statements of Operations
- Consolidated Statements of Stockholders' (Deficit) Equity and Comprehensive Loss
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements
- Selected Financial Data
- Management's Discussion and Analysis of Financial Condition and Results of Operations
- Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
- Quantitative and Qualitative Disclosure About Market Risk

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy promptly.

By order of the Board of Directors,



Ashutosh Roy
Chief Executive Officer

October 18, 2007

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Annex 1

eGAIN COMMUNICATIONS CORPORATION

AUDIT COMMITTEE CHARTER

Organization

This charter governs the operations of the audit committee. The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The committee shall be appointed by the board of directors and shall comprise at least three directors, each of whom are independent of management and the Company. If an audit committee chair is not designated or present the members of the committee may designate a chair by majority vote of the committee membership. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. All committee members shall be financially literate, and at least one member shall have accounting or related financial management expertise.

Statement of Policy

The audit committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, the independent registered public accounting firm and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts, for this purpose.

Responsibilities and Processes

The primary responsibility of the audit committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the Company's financial statements, and the independent is responsible for auditing those financial statements. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

The following shall be the principal recurring processes of the audit committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

- The committee shall have a clear understanding of the responsibilities of the independent registered public accounting firm. The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements to accounting principles generally accepted in the United States of America. The committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend the replacement of the independent registered public accounting firm. The committee shall discuss with the independent registered public accounting firm their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the committee shall review and recommend to the board the selection of the Company's independent registered public accounting firm, subject to shareholders' approval.

- The committee shall discuss with the independent registered public accounting firm the overall scope and plans for their audits. Also, the committee shall discuss with management the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. The committee and management will discuss with the independent registered public accounting firm any significant matters regarding internal controls over financial reporting that have come to the independent registered public accounting firm's attention during the conduct of their financial audits. Further, the committee shall meet separately with the independent registered public accounting firm, with and without management present, to discuss the results of their audit of the Company's consolidated financial statements.

- The committee shall review the internal financial statements with management and the independent registered public accounting firm prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent registered public accounting firm under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

- The committee shall review with management and the independent registered public accounting firm the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent registered public accounting firm under generally accepted auditing standards.

AUDIT COMMITTEE MEETING PLANNER

A =Annually; Q =Quarterly; AN =As Necessary Timing	Frequency			Planned Timing (fiscal)			
	A	Q	AN	Q1	Q2	Q3	Q4
Financial Management							
Annual Report on Form 10-K and proxy statement	X			X			
Quarterly Reports on Form 10-Q*		X			X	X	X
Assessment of internal control environment and systems of internal controls	X			X			
New accounting and financial reporting requirements	X			X			
Status of significant accounting estimates and judgments (e.g., reserves) and special issues (e.g., major transactions, accounting changes, etc.)			X				
Other matters (adequacy of staffing, succession planning, etc.)			X				
Executive session with management			X				
Independent Registered Public Accounting Firm							
Results of annual audit, (including required communications) SAS 61 report, as amended	X			X			
Results of timely quarterly reviews (including required communications)*		X			X	X	X
Report on internal control weaknesses and other recommendations and management response							
Scope of interim reviews and annual audit and fees	X			X			
Required written communication and discussion of independence	X				X		
Other matters (adequacy of financial staff, succession planning, etc.)			X				
Executive session with independent registered public accounting firm	X	X		X	X	X	X
Other Members of Management							
Legal Matters (General Counsel)							
• Conflict of interest and ethics policies	X			X			
• Litigation status/regulatory matters			X				

A =Annually; Q =Quarterly; AN =As Necessary Timing	Frequency			Planned Timing (fiscal)			
	A	Q	AN	Q1	Q2	Q3	Q4
Information systems matters (IT Director)			X				
Risk management processes and assessment (Vice President Finance and Administration)			X				
Tax matters (Controller)			X				
Others			X				
Audit Committee							
Audit planning meeting	X						X
Report results of annual independent audit to the board	X			X			
Recommend to the board the appointment of independent registered public accounting firm	X				X		
Review annual proxy statement audit committee report and charter	X				X		
Evaluate audit committee effectiveness (i.e., self-assessment)	X						X
Reassess the adequacy of the audit committee charter and obtain board approval	X			X			
Approve audit committee meeting planner for the upcoming year and confirm mutual expectations with management and the independent registered public accounting firm	X						X
Evaluate Internal Auditing's performance	X						X
Approve minutes of previous meeting		X		X	X	X	X
Report significant matters to the board			X				
Executive session of committee members			X				
Orientation of new members and continuing education (e.g., accounting and financial topics)			X				
Other matters			X				

The committee meeting planner contemplates committee chairperson leadership (with input from management and the independent registered public accounting firm) in:

- **Developing a detailed agenda for each meeting**
- **Keeping lines of communication open among the board, auditors and the committee members**

* **Note the chair of the audit committee may represent the entire committee in order to facilitate conducting these reviews timely**

recognition for excellence


KMWorld
Trend-Setting
PRODUCT OF 2007


CRM Excellence
TMC
Award
2006


PRODUCT
CUSTOMER INTER@CTION Solutions
2006
OF THE YEAR


2006
World
100


KM
100
COMPANIES
That Matter in
Knowledge Management


CRM
Magazine
2007
Service
Awards
One to watch 2007


SOFTWARE
500

Most preferred eService vendor for top 500 US e-retailers

Source: 2007 Internet Retailer magazine survey


internet retailer
2007 Edition
TOP
500
GUIDE

END

EGN-AR-07

eGain® Trusted by Leaders™

World Headquarters
345 East Middlefield Road,
Mountain View, CA 94043, USA

Tel. 650-230-7500, extension 9
Fax. 650-230-7600
www.egain.com, info@egain.com